

Starbucks 2025 Notice of Annual Meeting of Shareholders and Proxy Statement

BACK TO STARBUCKS

We are focused on what has always set us apart — a welcoming coffeehouse where people gather and where we serve the finest coffee, handcrafted by our skilled baristas.


STARBUCKS
1912
COFFEE · TEA · SPICES
LATTE · ESPRESSO
CAFFE

Our story begins in 1971 along the cobblestone streets of Seattle's historic Pike Place Market.

January 24, 2025

Starbucks Corporation

2401 Utah Avenue South
Seattle, Washington 98134

WHEN

Wednesday, March 12, 2025, at 10:00 a.m. (Pacific Time)

WHERE

virtually at www.virtualshareholdermeeting.com/SBUX2025

RECORD DATE

January 10, 2025

Notice of Annual Meeting of Shareholders

Voting

YOUR VOTE IS VERY IMPORTANT.

Please carefully review the proxy materials and follow the instructions below to cast your vote on the proxy card as promptly as possible, even if you plan to attend the Annual Meeting.

BY INTERNET:
Locate the control number on your proxy card or voting instruction form and access the voting website indicated.

Your proxy card or voting instruction form may also include a QR code that you can use to access the voting website with your mobile phone.

BY TOLL-FREE TELEPHONE:
Depending on how you hold your shares, you may be able to vote by telephone. If your proxy card or voting instruction form includes a toll-free number, you can call the toll-free number to vote by telephone using your control number located on your proxy card or voting instruction form.

BY MAIL:
If you received your proxy materials by mail you may mark, sign, date, and promptly return the enclosed proxy card or voting instruction form in the postage-paid envelope provided.

Items of business

PROPOSAL	Board Voting Recommendation	Page Reference (For More Detail)
MANAGEMENT PROPOSALS		
1. To elect the nine directors named in this proxy statement	**FOR** each director nominee	9
2. To approve, on a nonbinding, advisory basis, the compensation paid to our named executive officers ("say-on-pay")	**FOR**	37
3. To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2025	**FOR**	84
SHAREHOLDER PROPOSALS		
4. Shareholder proposal requesting an annual report on discrimination risks related to charitable giving	**AGAINST**	86
5. Shareholder proposal regarding independent board chair requirements	**AGAINST**	89
6. Shareholder proposal requesting a report on human rights risks related to labor organizing	**AGAINST**	92
7. Shareholder proposal requesting disclosure on cage-free egg commitments in China and Japan	**AGAINST**	94
8. Shareholder proposal requesting an annual emissions congruency report	**AGAINST**	96

Shareholders will also transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof. Shareholders of record of Starbucks Corporation as of the close of business on January 10, 2025 (the "record date") are entitled to vote at the Annual Meeting, or at adjournments or postponements thereof.

Attending the Annual Meeting

There will not be a physical location for the Annual Meeting. Instead, shareholders may participate in the Annual Meeting via a live webcast. You may also join the Annual Meeting as a guest but will not be able to vote or ask questions.

Attendance at the meeting

You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on the record date or hold a valid proxy for the meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/SBUX2025, you must enter the 16- digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker, or other institution where you hold your account if you have questions about obtaining your control number.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately thirty minutes before the meeting on March 12, 2025. If you have difficulty accessing the meeting, please call 1-844-986-0822 (toll free) or 303-562-9302 (international). Technicians will be available to assist you. Participation in the Annual Meeting may be limited due to the capacity of the host platform; access to the meeting will be granted on a first-come, first-served basis once electronic entry begins.

We will also make guest viewing of the Annual Meeting to anyone interested at www.virtualshareholdermeeting.com/SBUX2025. Interested persons who were not shareholders as of the close of business on January 10, 2025, may view, but will not be able to vote or ask questions.

You do not need to attend or view the Annual Meeting to vote if you submit your proxy in advance.

PROXY MATERIALS

We will send this notice, the accompanying proxy statement, the form of proxy card and our Fiscal Year 2024 Annual Report, or the Notice of Internet Availability of Proxy Materials, beginning on or about January 24, 2025, to shareholders of record as of the close of business on the record date.

ASKING QUESTIONS

Shareholders may submit a question before or during the meeting using the “Ask a Question” box located on the virtual meeting website and clicking the “Send” button.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 12, 2025

The proxy statement and Fiscal Year 2024 Annual Report to shareholders are available at our Investor Relations website at http://investor.starbucks.com or at www.proxyvote.com, free of charge.

Please carefully review the proxy materials and follow the instructions to promptly cast your vote. Even if you plan to attend the Annual Meeting, please cast your vote as soon as possible so we can ensure we have a quorum.

Joshua C. Gaul
vice president, assistant general counsel, and
corporate secretary

Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134
January 24, 2025

This proxy statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this proxy statement other than statements of historical fact, including statements relating to trends in or expectations relating to the expected effects of our initiatives, strategies, and plans, as well as trends in or expectations regarding our financial results, costs and expenses, dividend issuances and share repurchases, and long-term growth model and drivers, and regarding our business strategy and plans such as our "Back to Starbucks" strategy, and our objectives for future operations are forward-looking statements. Words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "seeks", or words of similar meaning, or future or conditional verbs, such as "will", "should", "could", "may", "aims", "intends", or "projects", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We have based these forward-looking statements largely on our current assumptions, expectations, and projections about future events and trends. These statements are subject to a variety of risks, uncertainties, and other factors (many beyond our control) that could cause our actual results to differ materially from our historical experience or from our current expectations or projections. These risks and uncertainties related thereto include, but are not limited to, the risks detailed in our filings with the Securities and Exchange Commission (the "SEC"), including the Risk Factors section of our Annual Report on Form 10-K for the fiscal year ended September 29, 2024. New risks periodically emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this proxy statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results. We assume no obligation to update or alter any of these forward-looking statements after the date of this proxy statement, except as may be required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Information referenced in this proxy statement

The content of the websites referred to in this proxy statement are not incorporated by reference into this proxy statement.

TABLE OF CONTENTS



To our shareholders

We're working to build a Starbucks with a clear mission and purpose we can all be proud of — one loved for its coffee, its warm and welcoming coffeehouses, its talented green apron partners, and its positive impact in communities across the globe.

Dear fellow shareholders,

Starbucks Coffee Company was founded on the simple idea to become the premier purveyor of the finest coffee in the world — and to operate as a different kind of company that put its people first. They're ideas that set us apart and propelled Starbucks to become the global icon it is today, serving millions of customers at more than 40,000 stores across 88 global markets.

Since I took on the role of chairman and ceo, I've met with partners and customers in stores across the U.S., with many of our global licensed business partners and with our teams at Hacienda Alsacia, our roasting plants, distribution centers, and support centers. Everything I have seen and heard tells me we have significant strengths to build on: a strong and enduring brand, deep coffee expertise, and the very best partners.

But we also have an opportunity to improve the experience for our customers and partners — and our recent performance made it clear we needed a fundamental change in strategy to return to growth.

We've made that change.

Since September 2024, we've been focused on getting "Back to Starbucks" and what has always set us apart — a welcoming coffeehouse where people gather and where we serve the finest coffee, handcrafted by our skilled baristas.

We'll accomplish this by creating world class customer experiences every day, and in every store. By providing a warm and welcoming environment that fosters connection in every community we serve. By being visible, relevant and valued in every market we operate. And by being the unrivaled best job in retail, because we know our success begins and ends with our green apron partners.

We've started to make progress, guided by feedback and building on our strengths.

We made a new commitment to fill 90% of North American retail leadership roles from within. We more than doubled paid parental leave for U.S. store partners. And we've continued to increase average hours per partner while improving partner retention.

We eliminated the upcharge for non-dairy milks and shared our intention not to adjust prices at our U.S. company-owned stores through the remainder of the fiscal year. We brought back personal touches like written messages on cups and the condiment bar. And we're orienting our work to consistently deliver a handcrafted beverage and a moment of connection to café customers in four minutes or less.

We're making sure our customers know that nobody sources, roasts, and serves coffee like Starbucks. We're expanding our network of coffee farms to support future agronomy research and innovation. We're refocusing our menu to highlight our deep coffee expertise. And we're continuing to roll out new equipment that provides customers a great cup of coffee, brewed just for them.

We stopped relying on discounting and promotions to drive transactions. And we're overhauling our marketing to reintroduce Starbucks to the world, focusing on brand-forward coffee storytelling with broad reach.

But we have more work to do.

We have a critical year ahead of us as we work to get "Back to Starbucks" and return the company to growth. We're working to build a Starbucks with a clear mission and purpose we can all be proud of — one loved for its coffee, its warm and welcoming coffeehouses, its talented green apron partners, and its positive impact in communities across the globe.

It's why we re-articulated our mission, drawing on our heritage, to clearly define who we are and the role we play in the world:

"To be the premier purveyor of the finest coffee in the world, inspiring and nurturing the human spirit — one person, one cup, and one neighborhood at a time."

To achieve this, and to get "Back to Starbucks," it will require investments in our people, our stores — including our menu, equipment, processes, and atmosphere — our communication, and our technology. We have to get the partner experience right, through a focus on staffing, scheduling, and coverage hour improvements, so they can deliver a world-class customer experience, every time. And we have to make sure our in-store equipment and our mobile app support our four minute café wait time aspiration. A consistent handoff with a moment of connection is our moment of truth, and we'll test and learn to ensure investments enable our partners to make it happen.

Our board of directors, executive leadership team, and the whole of our company are focused on moving quickly, executing with excellence, and delivering on our commitments. It's a focus made possible, in many ways, by Mellody Hobson, who will be retiring from our board after 20 years. A respected leader, mentor, and advocate for Starbucks, she's been a steady hand helping the Company chart a path to incredible growth. She leaves behind an enduring legacy and a world-class board with a bias for action and an uncompromising belief in our mission, our promises, and our values.

We're confident in our path forward and believe that by getting "Back to Starbucks", we will create economic opportunity for our partners, provide an experience that is worth it to our customers, and generate long-term, enduring returns for our shareholders.

On we go.



Brian Niccol
chairman and chief executive officer
Starbucks Coffee Company



Company overview

FISCAL YEAR 2024 BUSINESS HIGHLIGHTS

In this proxy statement for the Annual Meeting, Starbucks Corporation (together with its subsidiaries) is referred to as “Starbucks Coffee Company”, “Starbucks”, the “Company”, “we”, “us”, or “our” and the 2025 Annual Meeting of Shareholders is referred to as the “Annual Meeting.” Also, at Starbucks and in this proxy statement, we refer to our employees as “partners”. When we refer to the Company’s fiscal year, we mean the annual period ending on the Sunday closest to September 30 of the stated year. Information in this proxy statement for 2024 generally refers to our 2024 fiscal year, which was from October 2, 2023, through September 29, 2024 (“fiscal year 2024”).

Starbucks Coffee Company is the premier roaster, marketer, and retailer of specialty coffee globally, with a presence in 88 markets worldwide. Since 1971, we have been committed to ethically sourcing and roasting high quality *arabica* coffee. Today, with more than 40,000 specialty retail stores and a growing presence in consumer-packaged goods, we bring the unique *Starbucks Experience* to life for every customer through every cup.

In fiscal year 2024, Starbucks financial results reflected a challenging operating environment, notably driven by reduced customer traffic compared to fiscal year 2023. Our performance was lower than expected, reflecting our targeted and accelerated investments not improving customer behaviors as intended, as well as the macroeconomic and competitive environment in China. While we achieved operational efficiencies both in and out of stores, our efficiencies were outpaced by the impacts of traffic reduction, resulting in earnings decline over the prior year.

Business highlights(1)

Financial Update

- Consolidated net revenues increased 1% driven by new company-operated store growth, partially offset by a decline in global comparable store sales
- Global comparable store sales declined 2%, driven by a 4% decline in comparable transactions, partially offset by a 2% increase in average ticket
- GAAP consolidated operating margin and non-GAAP consolidated operating margin (in constant currency) contracted to 15.0%, primarily driven by investments in store partner wages and benefits, deleverage, and increased promotional activity, partially offset by pricing and in-store operational efficiencies(2)
- GAAP EPS and non-GAAP EPS (in constant currency) declined 8% and 6% over prior year, respectively(2)

Partner and Store Improvements

- We focused on ensuring we remain the best job in retail with leading pay and benefits worth on average $30 per hour for store partners. We doubled paid family leave, saw 1,000 partners graduate from Arizona State University with tuition paid fully by Starbucks, increased hours per partner and reduced turnover. We continue to focus on obtaining the right level of staffing in our stores
- Reached an agreement with Workers United to begin discussions on a foundational framework designed to achieve collective bargaining agreements for represented stores and partners
- Completed U.S. company-operated store rollout of Siren Craft process, improving the in-store experience for our partners and customers; began scaling investment in Siren System equipment
- Continued roll out of Clover Vertica™ brewer, our on-demand, single-cup brewer, with a new goal to complete implementation in all U.S. company-operated locations by the end of fiscal year 2025

Company Portfolio

- Global store count of more than 40,000 stores; surpassed 10,000 U.S. company-operated stores with continued focus on high incrementally and growth-oriented investments; opened our first store in Honduras, marking our 88th market globally
- Reached 33.8 million and 23.5 million Starbucks® Rewards members (90-day active) in the U.S. and China, respectively
- Rolled out Starbucks Delivery in all 50 states, offering customers Starbucks through three leading delivery platforms
- Channel Development continued to amplify our brand with Starbucks remaining a market leader in both the total U.S. At-Home Coffee and Ready-To-Drink categories
- Added two new coffee innovation farms located in Guatemala and Costa Rica to further connect farmers with resources to help protect the future of coffee

(1) Year-over-year growth is based on a 52-week basis.

(2) Appendix A includes a reconciliation of non-GAAP consolidated operating margin and non-GAAP earnings per share (“EPS”) to the most directly comparable measure reported under accounting principles generally accepted in the United States (“GAAP”) as well as information regarding how these measures are calculated.

Shareholder returns

Starbucks returned $3.8 billion of capital to shareholders in fiscal year 2024 through dividends and share repurchases. We remain committed to our dividend approach, long-term growth, and shareholder returns. We recently recognized our 14th consecutive annual dividend increase, with a compound annual growth rate of approximately 20%.

Consolidated Net Revenues	Consolidated Operating Margin	EPS	Global Store Count
$36.2B	15.0%	$3.31	40,199
+1% year-over-year	GAAP: -130 bps year-over-year Non-GAAP*: -110 bps year-over-year	GAAP: -8% year-over-year Non-GAAP*: -6% year-over-year	+6% year-over-year

* Appendix A includes a reconciliation of non-GAAP consolidated operating margin and non-GAAP EPS to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated. Year-over-year growth is based on a 52-week basis.

U.S. Starbucks Rewards Members (90-day active)

33.8M +4% year-over-year

PATH FORWARD: "BACK TO STARBUCKS"

We are focused on bringing customers back to our stores and returning to growth. Our "Back to Starbucks" strategy includes supporting our green apron partners, enhancing the customer experience especially in the morning, reestablishing ourselves as the community coffeehouse, positioning our brand to reach a broader range of customers, and better telling our coffee story. This strategic reset provides us with the opportunity to assess the business and refocus our efforts, including capital allocation priorities, efficiency efforts, and store growth initiatives. We remain confident in the strength of our brand and believe the new action plans will position the Company for sustainable long-term growth.

Our success starts and ends with our green apron partners

Be the unrivaled, best employer in retail.

Deliver the customer experience to win the morning

We uplift our customers with world class coffee and experience every day, in every cafe.

We are the community coffeehouse

We are known for warmth and a welcoming environment in every community we serve.

Re-introduce Starbucks to the world

We are visible, relevant, and valued. We own coffee and inspire the human spirit.



Proxy summary

This summary highlights information contained in the proxy statement. This summary does not contain all the information that you should consider, and you should read the entire proxy statement before voting. We encourage you to participate in having your views reflected on the matters described in this proxy statement by voting as promptly as possible, even if you plan to attend the Annual Meeting.

Since 1971, we have been committed to ethically sourcing and roasting high quality arabica coffee. Today, Starbucks is the premier purveyor of the finest coffee in the world, with a presence in 88 markets worldwide, over 40,000 specialty retail stores, and a growing presence in consumer packaged goods.

BOARD HIGHLIGHTS

Starbucks director nominees

The following tables provide summary information about our director nominees. All director nominees are independent except for Brian Niccol, our chairman and chief executive officer. **Our board unanimously recommends that you vote "FOR" each of our board's nine director nominees**. Additional information regarding our director nominees, including experience, qualifications, skills, and other attributes, begins on page 10.

					Committee Memberships			
	Name	Principal Occupation	Age	Director Since	Audit and Compliance Committee	Compensation and Management Development Committee	Nominating and Corporate Governance Committee	Environmental, Partner, and Community Impact Committee
	Ritch Allison	Former Chief Executive Officer and Director, Domino's Pizza, Inc.	57	2019	Member; Audit Committee Financial Expert	Committee Chair		
	Andy Campion	Chairman and Chief Executive Officer, Unrivaled Sports and former Chief Operating Officer and Chief Financial Officer, Nike, Inc.	53	2019	Committee Chair; Audit Committee Financial Expert	Member		
	Beth Ford	President and Chief Executive Officer, Land O'Lakes, Inc.	60	2023		Member		Committee Chair
	Jørgen Vig Knudstorp*	Chair, BrainPOP & KIRKBI Education, Deputy Chair, LEGO Foundation, and former Chief Executive Officer, LEGO Group and Executive Chair, LEGO Brand Group	56	2017	Member; Audit Committee Financial Expert		Committee Chair	Member
	Neal Mohan	Chief Executive Officer, YouTube	51	2024			Member	
	Brian Niccol	chairman and chief executive officer, Starbucks Corporation	51	2024				
	Daniel Servitje	Executive Chair, Grupo Bimbo SAB de CV	65	2024				Member
	Mike Sievert	Chief Executive Officer, President, and Director, T-Mobile US, Inc.	55	2024		Member		
	Wei Zhang	Former Senior Advisor and President, Alibaba Pictures Group	54	2023	Member		Member	

Member   Committee Chair   Audit Committee Financial Expert

* Jørgen Vig Knudstorp has been appointed lead independent director of the board, effective upon the completion of the Annual Meeting. Mellody Hobson was appointed lead independent director of the board effective September 9, 2024. On January 14, 2025, Ms. Hobson informed the Company that she will not stand for reelection at the Annual Meeting, and her service as lead independent director will cease at such time.

Starbucks director nominees snapshot

INDEPENDENCE

- **8** Independent
- **1** Not-Independent

DIRECTOR TENURE

- **6** are 0–4 years
- **3** are 5–9 years

Average Director Tenure:

3.4 years

AGE DISTRIBUTION

- **8** are 50–60 years
- **1** is 61–75 years

Average Age:

56.4 years

DIVERSITY

2 are Female

- **2** are Asian
- **1** is Hispanic or Latinx
- **6** are White

Experience/Qualifications/Skills/Attributes

Count	Code	Attribute
8	BRD	**Brand Marketing Experience**
8	HCM	**Human Capital Management**
5	CSR	**Corporate Social Responsibility**
7	IND	**Industry**
5	ENV	**Environmental/Climate Change**
8	INT	**International Operations & Distribution**
7	FIN	**Financial/Capital Allocation**
9	PUB	**Public company Board Experience**
5	DIV	**Gender, Ethnic or National Diversity**
9	SNR	**Senior Leadership Experience**
1	GOV	**Governmental & Public Policy**
5	TEC	**Technology**

Ongoing commitment to board and committee refreshment

Our board of directors regularly reviews and assesses its composition to evaluate the right mix of experience, qualifications, skills, tenure, and diversity. The Nominating and Corporate Governance Committee (the "Nominating/Governance Committee") believes that board refreshment is critical to Starbucks success: Starbucks has significantly refreshed its board of directors in the last two years, and in September 2024, elected Brian Niccol, our chief executive officer, as the new chairman of the board.

In connection with Mr. Niccol's election to chairman of the board, Mellody Hobson was appointed as lead independent director of the board effective September 9, 2024. On January 14, 2025, Ms. Hobson informed the Company that she will not stand for reelection at the Annual Meeting, and her service as lead independent director will cease at such time. The board has appointed Jørgen Vig Knudstorp as lead independent director of the board, effective upon his reelection at the Annual Meeting. Effective as of the Annual Meeting, the size of the board will be reduced to nine directors.

The board continues to remain committed to being composed of directors who are equipped to oversee the success of the business by striving to maintain an appropriate balance of experience, qualifications, skills, continuity, and fresh perspectives as well as a diversity of perspectives and backgrounds. The board is committed to reviewing its overall composition, the composition of its committees, and the chairs of each of the committees at or prior to the first board meeting following the annual meeting.

BOARD INDEPENDENCE

Independent Board Committees: **ALL**

Independent Directors of the Board:

● 8 Independent Directors

75 Mandatory Retirement Age

Chair of the Board: **Brian Niccol**

Lead Independent Director*: **Mellody Hobson** **Jørgen Vig Knudstorp**

BOARD AND COMMITTEE MEETINGS IN FISCAL YEAR 2024

9	Independent Director-Only Sessions
10	Audit and Compliance Committee
5	Compensation and Management Development Committee
6	Environmental, Partner, and Community Impact Committee
7	Nominating and Corporate Governance Committee
16	Full Board Meetings

DIRECTOR ELECTIONS

Frequency of Board Elections: **Annual**

Voting Standard for Contested Elections: **Plurality**

Proxy Access and Other Shareholder Director Nomination Rights

See "*Our Director Nomination Process*" on page 31 for more information.

* Ms. Hobson was appointed as lead independent director of the board effective September 9, 2024. On January 14, 2025, Ms. Hobson informed the Company that she will not stand for reelection at the Annual Meeting, and her service as lead independent director will cease at such time. The board has appointed Jørgen Vig Knudstorp as lead independent director of the board, effective upon his reelection at the Annual Meeting.

SHAREHOLDER ENGAGEMENT

Starbucks believes that strong corporate governance involves year-round engagement with our shareholders. We have a long-standing, robust shareholder outreach program in which we solicit feedback on our corporate governance, executive compensation program, and disclosure practices, as well as global environmental and social and community impact programs and goals. Members of management and our board participate in shareholder engagement and receive shareholder feedback on an ongoing basis throughout the year. We also review our practices against guidelines published by shareholders and proxy advisory firms.

Annually, our shareholder outreach effort is generally conducted by a cross-functional team including investor relations, legal and corporate affairs, coffee, sustainability, social and community impact, and compensation teams. Additionally, our ceo and cfo engage in meaningful dialogue with our shareholders through our quarterly earnings calls and investor-related outreach events. Please see page 27 for additional details regarding our shareholder engagement.

GLOBAL ENVIRONMENTAL AND SOCIAL AND COMMUNITY IMPACT

Sustainability and social impact are core to how we operate our business, grounded in our vision of being a different kind of company. We have a strong track record and have made meaningful progress. We look forward to publishing our 2024 Impact Report in the second quarter of fiscal year 2025.



Proposal 1

Election of directors

Our board regularly reviews and assesses its composition to determine whether its members have the right mix of experience, qualifications, skills, and other attributes and is committed to ensuring that it remains composed of directors who are equipped to oversee the success of the business.

WHAT AM I VOTING ON?

The election of nine director nominees.

BOARD RECOMMENDATION

The Starbucks board of directors recommends that shareholders vote FOR the election of each of the following individuals nominated by the board:

- Ritch Allison
- Andy Campion
- Beth Ford
- Jørgen Vig Knudstorp
- Neal Mohan
- Brian Niccol
- Daniel Servitje
- Mike Sievert
- Wei Zhang

Our board currently has 10 members, all of whom were elected at the 2024 Annual Meeting, except Brian Niccol, who was appointed to the board effective September 9, 2024. All 10 current directors were nominated for election at the Annual Meeting. Mellody Hobson subsequently informed the Company, on January 14, 2025, that she will not stand for reelection at the Annual Meeting. Accordingly, each of our current directors, other than Ms. Hobson, will stand for reelection at the Annual Meeting, to serve until the 2026 annual meeting of shareholders or until their respective successors have been elected and qualified. Effective as of the Annual Meeting, the size of the board will be reduced to nine directors.

STARBUCKS BOARD OF DIRECTORS

We believe that our directors should have a number of qualifications, including demonstrated integrity, a record of personal accomplishments, a commitment to participation in board activities, and other attributes discussed below under the header "*Our Director Nomination Process*" on page 31. We also endeavor to have a board that represents a range of qualifications, skills, and depth of experience in areas that are relevant to and contribute to the board's oversight of the Company's global activities. Some of these critical qualifications and skills are summarized below:

Experience/Qualifications/Skills/Attributes

	Skills and Experience	Allison	Campion	Ford	Knudstorp	Mohan	Niccol	Servitje	Sievert	Zhang
PUB	**Public Company Board Experience:** Directors who have served on other public company boards can offer advice and perspective with respect to board dynamics and operations, relations between the board and Starbucks management, corporate governance, executive compensation, risk management, oversight, and relations with shareholders.	•	•	•	•	•	•	•	•	•
SNR	**Senior Leadership Experience:** We believe it is important for our directors to have served in senior leadership roles at other organizations because that experience demonstrates strong abilities to motivate and manage others, to identify and develop leadership qualities in others, and to manage organizations. Starbucks global scale and complexity requires aligning multiple areas of operations, including marketing, merchandising, supply chain, human resources, real estate, and technology. Directors with senior leadership experience are uniquely positioned to contribute practical insight into business strategy and operations and to support the achievement of strategic priorities and objectives.	•	•	•	•	•	•	•	•	•
BRD	**Brand Marketing Experience:** We seek directors with brand marketing experience because of the importance of image and reputation in the specialty coffee business, and our objective of maintaining Starbucks standing as a brand.		•	•	•	•	•	•	•	•
FIN	**Financial/Capital Allocation Experience:** As a large public company, Starbucks is committed to strong financial discipline, effective allocation of capital, an appropriate capital structure, risk management, legal, and regulatory compliance, and accurate disclosure practices. We believe that directors who have senior financial leadership experience at large global organizations and financial institutions, and directors who are experienced allocators of capital are instrumental to Starbucks success.	•	•		•	•	•	•	•	
HCM	**Human Capital Management Experience:** At Starbucks, our people are one of our most valuable assets. We seek directors with experience managing and developing large global workforces so that we can continue to execute on our mission and values.	•	•	•		•	•	•	•	•
INT	**International Operations & Distribution Experience:** Starbucks has a strong international presence with over 40,000 stores in 88 markets around the globe. Accordingly, we value international operations and distribution experience, especially as we continue to expand globally and develop new channels of distribution.	•	•	•	•	•	•	•		•
IND	**Industry Experience:** As the premier roaster, marketer, and retailer of specialty coffee in the world, we seek directors who have knowledge of and experience in the consumer products, retail, and food and beverage industries, which is useful in understanding our product development, retail, and licensing operations.	•	•	•	•		•	•		•
CSR	**Corporate Social Responsibility Experience:** We believe that directors who have experience in advocating for gender and racial equality, human rights, and effective corporate citizenship ensure that Starbucks continues to advance social justice, diversity, and inclusivity.			•	•		•	•		•
DIV	**Gender, Ethnic, or National Diversity:** We value representation of gender, ethnic, geographic, cultural, and other perspectives that expand the board's understanding of the needs and viewpoints of our customers, partners, governments, and other stakeholders worldwide.			•	•	•		•		•
ENV	**Environmental/Climate Change Experience:** We value directors with experience in environmental and climate change topics who strengthen the board's oversight and ensure that we pursue a sustainable and responsible business model as part of our efforts to advance our strategic business imperatives and create long-term value for shareholders.	•	•	•	•			•		
TEC	**Technology Experience:** Our business has become increasingly complex as we have enhanced our offerings, expanded our global footprint, and increased our online customer ordering capabilities. This increased complexity requires a sophisticated level of technology resources and infrastructure as well as technological expertise. In addition, as a consumer retail company, we seek directors who have digital and social media experience, which can provide insight and perspective with respect to our various business functions.		•	•		•			•	•
GOV	**Governmental & Public Policy Experience:** We seek directors with domestic and international experience, sustainability experience, and public policy experience to help us address significant public policy issues, adapt to different business and regulatory environments, and facilitate our work with various governmental entities and non-governmental organizations all over the world. This experience is particularly relevant during times of increased volatility in global politics and economics.			•						

Board Nominee Diversity Matrix

The table below summarizes certain self-identified demographic attributes of our current directors, to the extent disclosed to us by such directors.

		Allison	Campion	Ford	Knudstorp	Mohan	Niccol	Servitje	Sievert	Zhang
Demographic Background	African American or Black									
	Alaskan Native or American Indian									
	Asian					●				●
	Hispanic or Latinx							●		
	Native Hawaiian or Pacific Islander									
	White	●	●	●	●		●		●	
	Two or More Races or Ethnicities									
Gender Identity	LGBTQ+			●						
	Male	●	●		●	●	●	●	●	
	Female			●						●
	Non-Binary									

Board Recommendation

The Board recommends you vote **FOR** each of the nine Starbucks nominees

Nominees

Set forth below is certain information furnished to us by the director nominees. There are no family relationships among any of our current directors or executive officers.



Ritch Allison

Former Chief Executive Officer, Domino's Pizza, Inc.

AGE
57

DIRECTOR SINCE
2019

FAVORITE DRINK
Flat White

INDEPENDENT

COMMITTEES

- Compensation Committee (chair)
- Audit and Compliance Committee

SKILLS

ENV FIN HCM IND
INT PUB SNR

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS

- Kenvue, Inc. (since 2023)
- Domino's Pizza, Inc. (2018-2022)

OTHER AFFILIATIONS

- Board of Advisors of the University of North Carolina's Kenan-Flagler Business School

PROFESSIONAL BACKGROUND

RICHARD E. ALLISON, JR., served as Chief Executive Officer and as a member of the board of directors of Domino's Pizza, Inc. ("Domino's"), the largest pizza company in the world based on global retail sales, from 2018 until 2022, and then served as a senior advisor until his retirement in 2022. He joined Domino's in 2011 as Executive Vice President of International and then served as President, Domino's International from 2014 to 2018. During the period that Mr. Allison led the international division and served as Chief Executive Officer, Domino's expanded by more than 20 countries and grew by more than 8,000 stores. Prior to joining Domino's, Mr. Allison worked at Bain & Company, Inc. ("Bain") for more than 13 years, serving as a Partner from 2004 to 2010, and as co-leader of Bain's restaurant practice.

Mr. Allison holds a B.S. degree in Business Administration from the University of North Carolina at Chapel Hill and an MBA degree from the University of North Carolina's Kenan-Flagler Business School, where he serves on the Board of Advisors.

RELEVANT SKILLS AND EXPERIENCE

Throughout Mr. Allison's extensive experience in the restaurant industry, he has cultivated a deep understanding of large- and small-scale operations, strategic planning initiatives, market development objectives, packaging and recycling initiatives, and other critical elements of steering a global restaurant chain.

The growth of the Domino's global brand under Mr. Allison's direction highlights his strong leadership capabilities and dedication to excellence—qualities that he brings to his role as director.



Andy Campion

Chairman and Chief Executive Officer of Unrivaled Sports and former Chief Operating Officer and Chief Financial Officer, Nike, Inc.

AGE
53

DIRECTOR SINCE
2019

FAVORITE DRINK
Brown Sugar Oatmilk Latte

INDEPENDENT

COMMITTEES

- Audit Committee (chair)
- Compensation Committee

SKILLS

BRD ENV FIN HCM IND
INT PUB SNR TEC

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS

- Williams-Sonoma, Inc. (since 2024)

OTHER AFFILIATIONS

- Board of Directors of the Los Angeles 2028 Olympic and Paralympic Games
- Board of Advisors of the UCLA, Anderson Graduate School of Management and founder and Director of the UCLA Sports Leadership & Management Program
- The Springhill Company, a private media company

PROFESSIONAL BACKGROUND

ANDREW CAMPION served in executive leadership roles at Nike, Inc. ("Nike"), a multinational athletic footwear company, from 2007 until his departure in April 2024, including as Managing Director, Nike Strategic Ventures, Chief Operating Officer, Chief Financial Officer, and head of global strategy. Prior to Nike, Mr. Campion spent over 11 years with The Walt Disney Company, ultimately serving as Senior Vice President of Corporate Development after prior leadership and management roles across global strategic planning, mergers and acquisitions, financial planning and analysis, operations planning, investor relations, and tax. Mr. Campion is currently Executive Chairman and CEO of Unrivaled Sports, a fast-emerging premium youth sports portfolio of businesses.

Mr. Campion earned a B.A. in Economics at UCLA and an M.B.A. from UCLA's Anderson School of Management. He also earned a Juris Doctor and master's degree in taxation from the University of San Diego.

RELEVANT SKILLS AND EXPERIENCE

As the former chief operating officer and former chief financial officer of a large multinational company, Mr. Campion has a broad range of leadership experience in the public company sector, including overseeing global brand and business growth strategies, operational excellence, environmental sustainability efforts, talent and team development, and enterprise financial management. His background in finance and law enables him to provide unique macro- and micro-level insights into business decisions and their potential impact on the Company's strategic objectives. Mr. Campion also has a deep knowledge of investor relations.



Beth Ford

President and Chief Executive Officer, Land O'Lakes, Inc.

AGE
60

DIRECTOR SINCE
2023

FAVORITE DRINK
Vanilla Red Eye with Whole Milk

INDEPENDENT

COMMITTEES
- Impact Committee (chair)
- Compensation Committee

SKILLS
BRD CSR DIV ENV GOV HCM IND INT PUB SNR TEC

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS
- PACCAR, Inc. (2015–2022)
- BlackRock, Inc. (2021–2022)

OTHER AFFILIATIONS
- The American Connection Project
- Board of Directors, Business Roundtable
- Board of Advisors, Columbia University Business School – Deming Center

PROFESSIONAL BACKGROUND

BETH FORD serves as President and Chief Executive Officer of Land O'Lakes, Inc. ("Land O' Lakes"), a Fortune 200 food production and agribusiness company that is also a century-old farmer-owned cooperative. Land O' Lakes operates Land O'Lakes Dairy Foods, Purina Animal Nutrition, WinField United, and Truterra and operates in more than 60 countries. Ms. Ford joined Land O' Lakes in 2011 and held a variety of roles across all businesses before becoming chief executive officer in 2018. She is a passionate advocate on behalf of farmers and rural America with the goal of connecting people, particularly in urban areas, to the farmers and rural communities who grow their food. In addition, she is the convener of The American Connection Project to help bridge the digital divide. Ms. Ford's 37-year career spans six industries at seven companies. She was inducted into the Supply Chain Hall of Fame by the Council of Supply Chain Management Professionals (CSCMP) in 2022 and received a Doctor of Humane Letters honorary degree from Iowa State University in 2022.

RELEVANT SKILLS AND EXPERIENCE

Ms. Ford has extensive leadership experience in food and agribusiness, as well as over 35 years in supply chain operations across multiple industries. As the chief executive officer of a farmer-owned cooperative, she knows the challenges that small and large farmers face, including those related to climate change. Ms. Ford also brings experience in operating multiple consumer-facing brands and managing a complex, multinational enterprise. Through her prior service on other publicly traded companies' boards of directors, Ms. Ford is able to leverage her valuable knowledge and provide particular insight into corporate governance and sustainability considerations. As a member of the board of directors of the Business Roundtable, she has well-developed acumen in a wide variety of public policy issues linked to business and the economy.



Jørgen Vig Knudstorp

Chair, BrainPOP & KIRKBI Education, Deputy Chair, LEGO Foundation, and former Chief Executive Officer, LEGO Group and Executive Chair, LEGO Brand Group

AGE
56

DIRECTOR SINCE
2017

LEAD INDEPENDENT DIRECTOR-ELECT

FAVORITE DRINK
Caramel Macchiato

INDEPENDENT

COMMITTEES
- Nominating/Governance Committee (chair)
- Audit Committee
- Impact Committee

SKILLS
BRD CSR DIV ENV FIN IND INT PUB SNR

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS
- None

PROFESSIONAL BACKGROUND

JØRGEN VIG KNUDSTORP is currently Chair of the LEGO Foundation, KIRKBI Education & Learning, and BrainPOP Education, all organizations supporting children's development and learning. From 2023 through 2024, he served as Special Partner to the LEGO Brand Owner Family, KIRKBI Group, the holding company for LEGO Brand and the LEGO Group (among other activities) responsible for brand and business development. From 2017 to 2023, Mr. Knudstorp served as Executive Chairman of the LEGO Brand Group, owner of the LEGO brand. From 2004 to 2016, he served as President and Chief Executive Officer of the LEGO Group. He previously held various leadership positions at the LEGO Group from 2001 to 2004, including Senior Vice President, Corporate Affairs Vice President, Strategic Development Senior Director, Global Strategic Development & Alliance Management, and Director, Strategic Development. Prior to joining the LEGO Group, Mr. Knudstorp served as a Management Consultant at McKinsey & Company, a management consulting firm, from 1998 to 2001.

RELEVANT SKILLS AND EXPERIENCE

Mr. Knudstorp brings to the board his top executive leadership experience at one of the world's most renowned toy manufacturers, which has a highly recognizable brand and a record of innovation. His extensive global leadership experience provides the board with unique insights and knowledge of brand and digital marketing, strategy, consumer products, development and nurturing of human capital and organizational culture and values, environmental impact, finance, capital allocation, international operations and distribution, and formation and management of strategic alliances. In addition, Mr. Knudstorp brings experience in building an authentic brand across sustainability considerations in addition to product and employee experiences.



Neal Mohan

Chief Executive Officer, YouTube

AGE
51

DIRECTOR SINCE
2024

FAVORITE DRINK
Caffé Mocha with Light Whip

INDEPENDENT

COMMITTEES

- Nominating/Governance Committee

SKILLS

BRD DIV FIN HCM INT PUB SNR TEC

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS

- 23AndMe Holding Co. (2021–2024)
- Stitch Fix, Inc. (2020–2023)

OTHER AFFILIATIONS

- Member, Council on Foreign Relations
- Board of Trustees, The Paley Center for Media
- Member, Stanford University Graduate School of Business Advisory Council

PROFESSIONAL BACKGROUND

NEAL MOHAN has served as Chief Executive Officer of YouTube, which is used by over two billion people across the globe to watch and share video, access information, build community, and shape culture, since February 2023. Before his appointment as CEO, Mr. Mohan served as the company's Chief Product Officer from 2015 to February 2023, where he was responsible for YouTube products, user experience, and trust and safety on all platforms and devices globally. Prior to joining YouTube, he was Senior Vice President of Display and Video Ads at Google from 2008 to 2015. In this role, Mr. Mohan was responsible for the company's ad products on YouTube, the Google Display Network, AdSense, AdMob, and DoubleClick, which are used by millions of Google's advertising and media partners around the world. Before joining Google, Mr. Mohan was Senior Vice President of Strategy and Product Development at DoubleClick from 2005 to 2008, where he built the company's strategic plan, rapidly grew the business and helped pioneer the digital media industry. Mr. Mohan played a critical role in the sale of DoubleClick to Google, and subsequently led the integration. Mr. Mohan earned an MBA from the Stanford Graduate School of Business where he was an Arjay Miller Scholar and holds a bachelor's degree in electrical engineering from Stanford University.

RELEVANT SKILLS AND EXPERIENCE

Mr. Mohan's experience has given him valuable insights on the opportunities and challenges confronting consumer facing companies as they seek to innovate for long-term growth and navigate evolving consumer preferences. Likewise, Mr. Mohan's extensive background in marketing enables him to provide strategic guidance about maintaining and bolstering Starbucks standing as one of the most recognized and respected brands in the world.



Brian Niccol

chairman of the board and chief executive officer, Starbucks

AGE
51

DIRECTOR SINCE
2024

FAVORITE DRINK
Americano, black

INDEPENDENT

COMMITTEES

- None

SKILLS

BRD CSR FIN HCM IND INT PUB SNR

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS

- Walmart Inc. (since 2024)
- Chipotle Mexican Grill (2020–2024)
- KB Homes (2021–2024)
- Harley-Davidson (2016–2021)

OTHER AFFILIATIONS

- None

PROFESSIONAL BACKGROUND

BRIAN NICCOL has served as chairman of the board and chief executive officer of Starbucks since September 2024. Mr. Niccol joined Starbucks after leading Chipotle Mexican Grill, Inc. ("Chipotle") through a period of growth and transformation, having served as a director and as its Chief Executive Officer since 2018, and as its Chairman since March 2020. He more than doubled the business by establishing Chipotle as a culinary leader, pioneering digital innovation, introducing exciting new menu offerings and expanding internationally. He also helped improve the experience of Chipotle's people by focusing on strengthening culture and development. Before joining Chipotle, he served as Chief Executive Officer of Taco Bell, a division of Yum! Brands, Inc., from 2015 to 2018, after having served as its President from 2013 to 2014 and Chief Marketing and Innovation Officer from 2011 to 2012. Mr. Niccol also served in leadership roles at Pizza Hut, another division of Yum! Brands from 2005 to 2011. He began his career in brand management at Procter and Gamble.

Mr. Niccol holds a bachelor's degree from Miami University in Ohio and an MBA from the University of Chicago's Booth School of Business.

RELEVANT SKILLS AND EXPERIENCE

Mr. Niccol is a proven leader with a record of delighting customers, driving innovation, building culturally relevant brands, and ensuring operational excellence. He's recognized for his focus on people and for nurturing strong and creative company cultures. He brings to the Company and board more than 25 years in leadership, marketing, and operations roles for some of the world's most respected brands.



Daniel Servitje

Executive Chair, Grupo Bimbo SAB de CV

AGE
65

DIRECTOR SINCE
2024

FAVORITE DRINK
Cappuccino

INDEPENDENT

COMMITTEES

- Impact Committee

SKILLS

BRD CSR DIV ENV FIN HCM IND INT PUB SNR

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS

- Grupo Bimbo SAB de CV (since 1994)
- Coca-Cola FEMSA SAB de CV (1998-2022)

OTHER AFFILIATIONS

- Chairman, Corporación Aura Solar
- Director, Mexican Institute for Competitiveness
- Director, Latin America Conservation Council
- Director, The Global Consumer Goods Forum

PROFESSIONAL BACKGROUND

DANIEL JAVIER SERVITJE MONTULL has served as the Executive Chair of the Board for Grupo Bimbo SAB de CV ("Grupo Bimbo") since June 2024. Mr. Servitje joined Grupo Bimbo, a multinational food company listed on the Mexican Stock Exchange, in 1976, and served as its chairman of the board since 2013 and previously served as its President and Chief Executive Officer from 1997 until his retirement in June 2024. Grupo Bimbo holds more than 100 brands and 13,000 different products in 34 countries around the world and employs more than 148,000 associates. Mr. Servitje has a B.A. degree from Universidad Iberoamericana and an MBA from Stanford University.

RELEVANT SKILLS AND EXPERIENCE

Mr. Servitje brings extensive executive leadership experience acquired by serving as the head of a multinational food giant for decades. He is uniquely positioned to advise on the challenges and opportunities facing companies, like Starbucks, that are seeking to provide an unparalleled experience and build a superior brand reputation as an international consumer-facing food business.

This experience enables Mr. Servitje to offer nuanced and actionable guidance on matters affecting various facets of Starbucks business. During his time in senior leadership at Grupo Bimbo, Mr. Servitje has presided over and helped to drive Grupo Bimbo's progress on environmental and social and community impact matters.



Mike Sievert

Chief Executive Officer, President, and Director, T-Mobile US, Inc.

AGE
55

DIRECTOR SINCE
2024

FAVORITE DRINK
Dark Roast (preferably Sumatra), black

INDEPENDENT

COMMITTEES

- Compensation Committee

SKILLS

BRD FIN HCM PUB SNR TEC

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS

- T-Mobile US, Inc. (since 2018)
- Shaw Communications, Inc. (2018-2023)

OTHER AFFILIATIONS

- President and Director, T-Mobile USA Foundation (previously)

PROFESSIONAL BACKGROUND

MICHAEL SIEVERT currently serves as Chief Executive Officer, President, and Director at T-Mobile US, Inc. ("T-Mobile"), one of the world's largest telecommunications companies. He has served as Chief Executive Officer since April 1, 2020, the same day T-Mobile completed its historic merger with Sprint. He previously served as President, Chief Operating Officer, and Director of T-Mobile US, Inc. from 2018 to 2020, as Chief Operating Officer from 2015 to 2018, and as Executive Vice President and Chief Marketing Officer from 2012 to 2015. Prior to joining T-Mobile, Mr. Sievert held senior executive positions at Discovery Bay Games, Inc. in 2012, Clearwire Corporation from 2009 to 2011, which is now part of T-Mobile, Microsoft Corporation from 2005 to 2008, AT&T Wireless from 2002 to 2004, and E*Trade Financial from 1998 to 2001. In addition, he has served as an entrepreneur and investor involved with several Seattle-area start-up companies. In 2008 and 2009, Mr. Sievert was cofounder and Chief Executive Officer of Switchbox Labs, Inc., a consumer technologies developer, leading up to its sale to Lenovo Group Limited, where he briefly served after the acquisition. Mr. Sievert started his career with management positions at Procter & Gamble and IBM. Mr. Sievert served on the boards of Rogers Wireless Communications in Canada, Switch & Data Corporation, and a number of technology start-ups. Mr. Sievert earned a bachelor's degree in economics from the Wharton School at the University of Pennsylvania in 1991.

RELEVANT SKILLS AND EXPERIENCE

Mr. Sievert's extensive executive leadership experience at both public and private companies enables him to evaluate and make informed decisions on a range of strategic initiatives. On matters of marketing and branding in particular, his decades-long tenure with a host of the world's most prominent companies allows him to provide insightful guidance that will help Starbucks maintain and bolster its status as one of the world's most well-known and well-respected brands. Finally, as a long-time executive at one of the foremost Seattle-area companies, Mr. Sievert brings an understanding of how Starbucks Seattle roots have shaped its past and will continue to shape its future.



Wei Zhang

Former Senior Advisor and President, Alibaba Pictures Group

AGE
54

DIRECTOR SINCE
2023

FAVORITE DRINK
Hazelnut Caffé Latte

INDEPENDENT

COMMITTEES

- Audit Committee
- Nominating/Governance Committee

SKILLS

BRD CSR DIV HCM IND
INT PUB SNR TEC

OTHER PUBLIC BOARDS WITHIN THE PAST FIVE YEARS

- Ralph Lauren Corporation (since 2022)

OTHER AFFILIATIONS

- Board of Directors, Amblin Partners (previously)
- Board of Directors, Alibaba Pictures Group (previously)
- Board of Directors, Meituan Company (previously)
- Board of Directors, Los Angeles Sports and Entertainment Commissions (previously)
- Board of Directors, Jack Ma Foundation (previously)

PROFESSIONAL BACKGROUND

WEI ZHANG was Senior Advisor and President of Alibaba Pictures Group, leading global operations from its formation in 2014 through her retirement in 2021. She joined Alibaba Group in 2008 as Senior Vice President of Corporate Development and spent the next six years in strategic investment and M&A, corporate strategy, and corporate social responsibility roles. Prior to joining Alibaba, Ms. Zhang was Chief Operating Officer of Star China from 2005 to 2008, overseeing day to day operations of News Corp's China subsidiary. She was Managing Director of CNBC China from 2002 to 2005 and held positions at Bain & Company and General Electric.

Ms. Zhang has a B.A. degree from Seton Hill University and an MBA from Harvard Business School.

RELEVANT SKILLS AND EXPERIENCE

Ms. Zhang is a highly accomplished senior executive with broad global experience, particularly in the China market. Ms. Zhang brings valuable knowledge of e-commerce, digitization, media, and entertainment to the board, along with a deep understanding of international markets and industry dynamics. She has spearheaded successful digital transformation initiatives, using innovative strategies and cutting-edge technologies to optimize online platforms to both enhance customer experiences and drive substantial growth in the e-commerce market. Ms. Zhang's background in media and entertainment provides the board with a unique perspective on effectively positioning brands by leveraging media platforms, content creation, and strategic partnerships. These innovative methods have consistently driven consumer engagement and increased brand visibility. By leveraging her diverse global experience, profound expertise in e-commerce and digitization, and exceptional media and entertainment acumen, Ms. Zhang is an extremely valuable asset to our board.



Corporate governance

BOARD STRUCTURE

Board Leadership

The board of directors is responsible for ensuring that Starbucks business and affairs are managed to meet our stated goals and objectives and that the long-term interests of Starbucks shareholders and stakeholders are served. Our governance framework provides the board with the flexibility to select the appropriate leadership structure for Starbucks. The current leadership structure is comprised of a combined board chair and ceo, a lead independent director, and board committees led by independent directors. The board believes this structure effectively balances strong management and appropriate safeguards and oversight by independent directors. In making determinations about Starbucks leadership structure, the board considers many factors, including the specific needs of the business, company performance, industry conditions and the economic and regulatory environment, results of board and committee self-evaluations, investor feedback, the qualifications and experience of the ceo and each of the directors, the composition and needs of each committee of the board, advantages and disadvantages of alternative leadership structures, and how best to serve the interests of Starbucks shareholders.

Our Corporate Governance Principles and Practices (our “Governance Principles”) require that the Nominating/Governance Committee recommend to the board, on an annual basis (or upon a vacancy), a director, to serve as the board chair. When the chair is not an independent director, our Governance Principles require that the Nominating/Governance Committee recommend to the board, on an annual basis (or upon a vacancy), an independent director, to serve as lead independent director. The board believes that a one-year term for service as the chair or lead independent director (as applicable) provides for appropriate ongoing evaluation of and responsiveness to the board’s evolving needs. Mellody Hobson was appointed as lead independent director of the board effective September 9, 2024. On January 14, 2025, Ms. Hobson informed the Company that she will not stand for reelection at the Annual Meeting, and her service as lead independent director will cease at such time. The board has appointed Jørgen Vig Knudstorp as lead independent director of the board, effective upon his reelection at the Annual Meeting. Effective as of the Annual Meeting, the size of the board will be reduced to nine directors.

Our ceo is the principal executive officer of Starbucks and has general charge and supervision of the business and Starbucks strategic direction. Our lead independent director (or, as applicable, independent chair of the board) facilitates the board’s oversight of management and Starbucks long-term strategy and business initiatives and serves as a liaison between management and independent directors.

Lead Independent Director of the Board



Mellody Hobson

Ms. Hobson, an independent, non-employee board member, has served as the lead independent director of the board since September 2024 after previously serving as chair of the board since March 2021. On January 14, 2025, Ms. Hobson informed the Company that she will not stand for reelection at the Annual Meeting, and her service as lead independent director will cease at such time.



Jørgen Vig Knudstorp

Mr. Knudstorp, an independent, non-employee board member, has served on the board since 2017. The board has appointed Jørgen Vig Knudstorp as lead independent director of the board, effective upon his reelection at the Annual Meeting.

The duties of our lead independent director include the following:

- Preside over and manage all meetings of the board at which the chair is not present, including calling and presiding over executive sessions of independent directors;
- Serve as a liaison between the independent directors and the chair, and where appropriate, between the independent directors and management;
- Facilitate discussion and open dialogue among the independent directors during board meetings, executive sessions, and outside of board meetings;
- Review, advise on, and ultimately approve the scheduling of board meetings, and the agenda and materials for each such meeting as proposed by the chair;
- Approve and coordinate the retention of advisors and consultants to the board;
- Work with the chair to facilitate timely and appropriate information flow to the board;
- Provide the chair with feedback and counsel concerning the chair's interactions with the board; and
- Represent the Board at annual meetings of shareholders, serve as the primary point of contact between the board and shareholders, and be available, when appropriate, for consultations with shareholders.

Chairman of the Board



Brian Niccol

Mr. Niccol has served as chairman of the board and chief executive officer of Starbucks since September 2024.

The duties of our chair of the board include the following:

- Preside over and manage the meetings of the board;
- Support a strong board culture by fostering an environment of open dialogue, effective information flow, and constructive feedback among the members of the board and senior management, facilitating communication among the lead independent director, the board as a whole, board committees, and senior management, and encouraging director participation in discussions;
- Propose to the lead independent director for approval, if applicable, the scheduling of board meetings and the agenda and materials for each such meeting; and
- Represent the board at annual meetings of shareholders and be available, when appropriate, for consultations with shareholders.

Our board believes that its leadership structure of board chair and lead independent director currently serves the best interest of our shareholders, partners, customers, and other stakeholders because it effectively allocates authority, responsibility, and oversight between management and the independent members of our board and supports the independence of our non-management directors.

ONGOING COMMITMENT TO BOARD AND COMMITTEE REFRESHMENT

Our board is made up of a diverse, highly-engaged group of individuals with a wide range of relevant experience, qualifications, skills, tenure, and diversity, each of whom contributes to overall board and committee effectiveness.

Our Nominating/Governance Committee is primarily responsible for maintaining a balanced and diverse board, including by recommending directors for re-election and identifying new director candidates who will bring complementary skills and varied perspectives to our board. When identifying, evaluating, and recommending new director candidates, our Nominating/Governance Committee considers the qualifications and skills discussed on page 10 and strives to achieve an appropriate balance of experience, qualifications, skills, continuity, and fresh perspectives as well as a diversity of perspectives and backgrounds. Our Nominating/Governance Committee and board believe this balance best serves our shareholders' and other stakeholders' interests and that the overlap of new and longer-tenured directors provides new directors with the opportunity to learn from the knowledge and experience of longer-tenured directors and allows for smooth role and responsibility transitions.

In September 2024, Brian Niccol, was elected our chief executive officer and chairman of the board. In connection with Mr. Niccol's election to chairman of the board, Mellody Hobson was appointed as lead independent director of the board effective September 9, 2024. On January 14, 2025, Ms. Hobson informed the Company that she will not stand for reelection at the Annual Meeting, and her service as lead independent director will cease at such time. The board has appointed Jørgen Vig Knudstorp as lead independent director of the board, effective upon his reelection at the Annual Meeting. Effective as of the Annual Meeting, the size of the board will be reduced to nine directors.

The board continues to remain committed to being composed of directors who are equipped to oversee the success of the business by striving to maintain an appropriate balance of experience, qualifications, skills, continuity, and fresh perspectives as well as a diversity of perspectives and backgrounds. The board is committed to reviewing its overall composition, the composition of its committees, and the chairs of each of the committees at or prior to the first board meeting following the Annual Meeting.

DIRECTOR INDEPENDENCE

Our board conducts an annual review of the independence of our directors. The board has determined that every director nominee and every member of our board who served in fiscal year 2024, other than Brian Niccol, our chairman and chief executive officer, and Laxman Narasimhan, our former chief executive officer, is (or was) "independent" as that term is defined under the rules of The Nasdaq Stock Market ("Nasdaq"). In assessing independence, our board determined that none of the members of our board, other than Messrs. Niccol and Narasimhan, have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors who served in fiscal year 2024 consisted of: Ritch Allison, Andy Campion, Beth Ford, Mellody Hobson, Jørgen Vig Knudstorp, Neal Mohan, Satya Nadella, Daniel Servitje, Mike Sievert, and Wei Zhang.

In determining that Mr. Nadella is independent, the board considered payments in the ordinary course of business in fiscal year 2024 between Starbucks and Microsoft Corporation, where Mr. Nadella serves as an executive officer. These payments were for amounts representing significantly less than 1% of Microsoft Corporation's annual revenues and Mr. Nadella did not have any direct involvement in our business relationship with Microsoft Corporation. The board also determined that these transactions did not constitute a related party transaction under SEC rules as Mr. Nadella did not have a material interest in these transactions. The board determined that these transactions would not interfere with Mr. Nadella's exercise of independent judgment in carrying out his responsibilities as a director.

In determining that Mr. Servitje is independent, the board considered payments in the ordinary course of business in fiscal year 2024 between Starbucks and Grupo Bimbo, where Mr. Servitje served as an executive officer and currently serves as a director on its board of directors. These payments were for amounts representing significantly less than 1% of Grupo Bimbo's annual revenues and Mr. Servitje did not have any direct involvement in our business relationship with Grubo Bimbo. The board also determined that these transactions between Starbucks and Grupo Bimbo did not constitute a related party transaction under SEC rules as Mr. Servitje did not have a material interest in these transactions. The board determined that these transactions would not interfere with Mr. Servitje's exercise of independent judgment in carrying out his responsibilities as a director.

In determining that Mr. Sievert is independent, the board considered payments in the ordinary course of business in fiscal year 2024 between Starbucks and T-Mobile, where Mr. Sievert serves as an executive officer and director. These payments were for amounts representing significantly less than 1% of T-Mobile's annual revenues and Mr. Sievert did not have any direct involvement in our business relationship with T-Mobile. The board also determined that these transactions did not constitute a related party transaction under SEC rules as Mr. Sievert did not have a material interest in these transactions. The board determined that these transactions would not interfere with Mr. Sievert's exercise of independent judgment in carrying out his responsibilities as a director.

ROLE OF OUR BOARD COMMITTEES

Our board of directors currently has four standing committees: the Audit and Compliance Committee ("Audit Committee"), the Compensation and Management Development Committee ("Compensation Committee"), the Environmental, Partner, and Community Impact Committee ("Impact Committee"), and the Nominating/Governance Committee. The board of directors, based upon recommendations from the Nominating/Governance Committee, makes committee and committee chair assignments annually. The board adjusts committee assignments as deemed appropriate. The board has determined that all the members of each committee are "independent directors" as defined by Nasdaq rules. In addition, the board has determined that directors who serve on our Audit Committee and Compensation Committee satisfy the additional independence and qualification criteria applicable to directors serving on such committees under Nasdaq listing requirements and SEC rules.

The current composition and primary responsibility of each standing committee are summarized on the following pages. The board is committed to reviewing its overall composition, the composition of its committees, and the chairs of each of the committees at or prior to the first board meeting following the Annual Meeting. Each standing committee also has risk oversight within its respective areas of accountability as discussed under the heading "*Risk Oversight*" on page 23.

All four committees operate pursuant to written charters, which are available on our website at www.starbucks.com/about-us/company-information/corporate-governance. Each committee annually reviews and reassesses the adequacy of its charter and recommends any proposed changes to its respective charter to the board for approval.

Audit and Compliance Committee



COMMITTEE MEMBERS:

Andy Campion (chair)
Ritch Allison
Jørgen Vig Knudstorp
Wei Zhang

REPORT:
Page 85

NUMBER OF MEETINGS IN FISCAL YEAR 2024: **10**

THE PRIMARY RESPONSIBILITIES OF THE AUDIT COMMITTEE ARE TO:

- oversee our accounting and financial reporting processes, including focused review of higher-risk areas
- appoint the independent registered public accounting firm and oversee the relationship
- review the annual audit and quarterly review processes with management and the independent registered public accounting firm
- review the Company's quarterly and annual financial statements with management and the independent registered public accounting firm
- review management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent registered public accounting firm's related attestation
- oversee the Company's internal audit function
- discuss any material weakness or significant deficiency and any steps taken to resolve the issue
- review any significant findings and recommendations from internal audit
- review and approve or ratify all transactions with related persons and potential conflicts of interests that are required to be disclosed in the proxy statement
- review periodically, discuss with management, and regularly report to the board major and emerging risk exposures, risk assessment, and risk management policies
- oversee the Company's program, policies, and procedures related to cybersecurity

Ms. Ford served on the Audit Committee during fiscal year 2024 until March 2024. Each of Mr. Campion, Mr. Allison, Mr. Knudstorp, and Ms. Zhang: (i) meets the independence criteria prescribed by applicable law and SEC rules for audit committee membership and (ii) meets Nasdaq's financial knowledge and sophistication requirements. Each of Mr. Campion, Mr. Allison, and Mr. Knudstorp has been determined by the board to be an "audit committee financial expert" under SEC rules. The Audit Committee Report describes in more detail the Audit Committee's responsibilities with regard to our financial statements and its interactions with our independent auditor, Deloitte & Touche LLP.

Compensation and Management Development Committee



COMMITTEE MEMBERS:

Ritch Allison (chair)
Andy Campion
Beth Ford
Mike Sievert

REPORT:
Page 70

NUMBER OF MEETINGS IN FISCAL YEAR 2024: 5

THE PRIMARY RESPONSIBILITIES OF THE COMPENSATION COMMITTEE ARE TO:

- oversee, review, and approve, as appropriate, the Company's overall compensation policies, structure, and programs (including with respect to wages, salaries, bonuses, equity plans, partner benefit plans, and other benefits) for partners and officers
- conduct an annual review of, and recommend to the independent directors of the board, the compensation package for the ceo
- conduct an annual review and approve or recommend, as applicable, the compensation packages for Section 16 officers and other senior officers designated by the board
- annually review and approve performance measures and targets for all executive officers participating in the annual incentive bonus plan and long-term incentive plans, and certify achievement of such measures and targets
- approve, modify, and administer partner-based equity plans, the Executive Management Bonus Plan (the "Annual Incentive Bonus Plan"), and deferred compensation plans
- annually establish the evaluation process for reviewing the ceo's performance
- periodically review and approve our management development and succession planning practices
- review and approve the Company's peer group companies and review market data
- except where explicitly delegated to other committees of the board, review and assess the Company's human capital management strategies, practices, policies, goals, programs, disclosures, and risks, including policies and strategies regarding recruiting, selection, talent development, progression, retention, and diversity, equity, and inclusion
- provide recommendations to the board on compensation-related proposals to be considered at the Company's annual meeting of shareholders
- determine management stock ownership guidelines and periodically review ownership levels for compliance
- annually review a report regarding potential material risks, if any, created by the Company's compensation policies and practices and inform the board of any necessary actions

The Compensation Committee may form and delegate any or all of its responsibilities to one or more subcommittees, as may be necessary or appropriate, and within certain limits. At least annually, the Compensation Committee reviews and approves our executive compensation strategy and principles to confirm that they are aligned with our business strategy and objectives, shareholder interests, desired behaviors, and corporate culture.

Each of Mr. Allison, Mr. Campion, Ms. Ford, and Mr. Sievert meets the heightened independence criteria prescribed by the SEC and Nasdaq rules for compensation committee membership.

Compensation committee interlocks and insider participation

No member of the Compensation Committee was, at any time during fiscal year 2024 or at any other time, an officer or employee of Starbucks, and no member of this Committee had any relationship with Starbucks requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). No executive officer of Starbucks has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Compensation Committee during fiscal year 2024.

Environmental, Partner, and Community Impact Committee



COMMITTEE MEMBERS:

Beth Ford (chair)
Jørgen Vig Knudstorp
Daniel Servitje

NUMBER OF MEETINGS IN FISCAL YEAR 2024: 6

THE PRIMARY RESPONSIBILITIES OF THE IMPACT COMMITTEE ARE TO:

- monitor the Company's environmental, partner, community, customer, and farmer promises and oversee policies and practices related to such promises
- oversee policies and practices related to labor relations and partner health and safety
- oversee policies related to health regulations and guidelines and food safety standards and controls as well as programs and policies related to nutrition and health
- oversee the Company's program, policies, and procedures related to data privacy and identify associated risks
- oversee non-executive partner training programs, including the Company's education and opportunity benefits programs
- annually review and assess the effectiveness of the Company's environmental and social and community strategies, policies, practices, goals, programs, disclosure, and risks, including review of the Company's annual Impact Report

Nominating and Corporate Governance Committee



COMMITTEE MEMBERS:

Jørgen Vig Knudstorp (chair)
Neal Mohan
Wei Zhang

NUMBER OF MEETINGS IN FISCAL YEAR 2024: 7

THE PRIMARY RESPONSIBILITIES OF THE NOMINATING/GOVERNANCE COMMITTEE ARE TO:

- make recommendations to the board regarding board leadership and membership and chairs of the board's committees
- make recommendations to the board about the Company's corporate governance processes
- assist in identifying and screening board candidates, administer the Policy on Director Nominations, and consider shareholder nominations to the board
- annually assess the evaluation process for the effective performance of the governance responsibilities of the board and its committees and recommend any changes to that process to the board
- annually review compensation for independent directors on the board and its committees and make recommendations to the board regarding such compensation
- annually review corporate political contributions and expenditures
- provide recommendations to the board on shareholder proposals to be considered at the Company's annual meeting of shareholders

Mr. Nadella served on the Nominating/Governance Committee during fiscal year 2024 but left the board in May 2024.

BOARD OVERSIGHT

Strategy oversight

The board plays an important role in overseeing Starbucks long-term strategy, including evaluating key market opportunities, consumer trends, partner relations, and competitive developments. This also includes aspects of our sustainability initiatives and social impact agenda that relate to our strategy. The board's oversight of risk is another integral component of the board's oversight and engagement on strategic matters. Strategy-related matters are regularly discussed at board meetings and, when relevant, at committee meetings. We also dedicate at least one board meeting every year to an intensive review and discussion of Starbucks strategic plan. Matters of strategy also inform committee-level discussions of many issues, including business risk. Engagement of the board on these issues and other matters of strategic importance continues in between meetings, including through updates to the board on significant items and discussions by the ceo with the lead independent director on a periodic basis. Each director is expected to and does bring to bear his or her own talents, insights, and experiences to these strategy discussions.

Beyond The Boardroom

To increase the board's engagement with and understanding of our strategy, each director participates in an extensive orientation program upon joining the board, including meeting with members of our executive leadership team and other key leaders of Starbucks to gain a deeper understanding of Starbucks business and operations, attending cultural immersion programs, and visiting our stores to engage with store partners and customers first-hand. Periodic briefing sessions are also provided to members of the board on subjects that would assist them in discharging their duties. Our directors also have the opportunity through our periodic investor day presentations to understand and assess how we are communicating our strategy to our shareholders and other important stakeholders.

Risk oversight

RISK OVERSIGHT BY THE BOARD

The board has ultimate responsibility for risk oversight. We believe that a fundamental part of risk oversight is not only understanding the material risks a company faces and the steps management is taking to manage those risks, but also understanding what level of risk is appropriate for that company. The involvement of the board in reviewing Starbucks business strategy is an integral aspect of the board's assessment of management's tolerance for risk and its determination of what constitutes an appropriate level of risk for Starbucks.

The full board has ultimate responsibility for risk oversight and exercises such oversight directly over certain enterprise-wide risk categories, such as brand risks and brand execution. In addition, the board has delegated oversight responsibility for certain categories of risk to its standing committees. This approach allows the board to draw upon the experience and judgment of specific directors on each committee who have experience overseeing and managing particular risks that Starbucks faces in various areas of its business. Each of our board committees is authorized by its charter to consult at its discretion with any experts or advisors that committee members feel would be helpful. All committees receive regular reports from management responsible for monitoring and mitigating particular risk exposures as part of the company's Enterprise Risk Management ("ERM") program, and the committee chairs provide regular reports to the full board on relevant areas of oversight.

The board believes that its leadership structure, coupled with the structure and work of the various committees described below, is appropriate and effective in facilitating board-level risk oversight.

RISK OVERSIGHT BY THE COMMITTEES OF THE BOARD

AUDIT COMMITTEE

Responsible for overseeing Starbucks ERM program; financial, operational, legal, and regulatory risks; cybersecurity and technology risks; and Starbucks risk assessment and risk management policies, including with respect to cybersecurity risk exposures.

Receives reports from management including from our cfo, vp of Internal Audit, chief legal officer, and chief ethics and compliance officer on such risks at regularly scheduled meetings and as requested by the committee.

COMPENSATION COMMITTEE

Responsible for overseeing risks related to Starbucks compensation policies and practices, including as they relate to the workforce generally, risks related to Starbucks human capital management function, and risks related to succession planning practices and strategies.

Reviews a summary and assessment of compensation risks annually.

Receives reports from management including from our chief partner officer on such risks at regularly scheduled meetings and as requested by the committee.

IMPACT COMMITTEE

Responsible for overseeing data privacy risks, environmental and social and community risks (including climate-related risks) and risks related to the Company's environmental, partner, community, customer, and farmer promises.

Receives reports from management including from our chief partner officer, evp of Global Coffee, Social Impact & Sustainability, head of food safety, and privacy officer on such risks at regularly scheduled meetings and as requested by the committee.

NOMINATING/ GOVERNANCE COMMITTEE

Responsible for overseeing risks associated with shareholder concerns, board governance and composition, political contributions, and compliance matters relating to emerging political, environmental, and global citizenship trends.

Receives reports from management including from our chief legal officer on such risks at regularly scheduled meetings and as requested by the committee.

The role of management in risk oversight

RISK MANAGEMENT COMMITTEE

Starbucks maintains a management-level Risk Management Committee, which is co-managed by our cfo and chief legal officer and reports to senior leadership. The Risk Management Committee meets monthly to discuss various risk topics facing Starbucks including risks related to the ERM program. The Risk Management Committee identifies, assesses, and prioritizes Starbucks critical risk exposures to its business operations across various time frames, from the short term to the long term, throughout the world. Risks are evaluated based on their potential magnitude, likelihood, and immediacy and are monitored over time to ensure risk profile changes are evaluated in a timely manner for existing and emergent risks.

To effectively carry out its responsibilities, the Risk Management Committee leverages the expertise of our executive leadership team members and consults with outside experts. The Risk Management Committee also identifies and assesses the effectiveness of risk management and mitigation methods and periodically reports its findings to the Audit Committee. Annually, our cfo reviews the methodology and approach used to identify, assess, and manage risks. Our cfo also discusses the key risks identified in the ERM process with the Audit Committee and the full board, soliciting input from directors on the steps taken to mitigate risks and plans for additional mitigation in the year ahead.

Senior management

Our senior management regularly attends meetings of the board and its committees and provides the board and its committees with reports regarding our operations, strategies, objectives, and the risks inherent within them, as well as management action plans to monitor and address risk exposures. Board and committee meetings also provide a forum for directors to discuss issues with, request additional information from, and provide guidance to, senior management. In addition, our directors have direct access to senior management to discuss any matters of interest, including those related to risk.

Chief ethics and compliance officer

Our chief ethics and compliance officer leads a global team of professionals responsible for maintaining ethical and compliance excellence at Starbucks. This team works closely with our chief legal officer, but our chief ethics and compliance officer reports directly to our Audit Committee and meets with the Audit Committee quarterly to discuss compliance and ethics-related trends, risks, and action plans. The chief ethics and compliance officer assesses legal and compliance risks, monitors those risks, and works cross-functionally to mitigate those risks across the enterprise. The chief ethics and compliance officer also is responsible for ensuring adherence to internal compliance requirements, overseeing the team that investigates alleged violations of our Standards of Business Conduct, and managing our anti-corruption and anti-bribery programs. Our chief ethics and compliance officer further works closely with our executives to ensure appropriate legal and compliance training to support and reinforce Starbucks ethical culture throughout the enterprise.

Disclosure committee

The Disclosure Committee, which is made up of a cross-functional team of partners, regularly reviews Starbucks financial and business disclosures, including quarterly and annual reports, before they are filed with the SEC. There is substantial overlap in the membership of the Disclosure Committee and the Risk Management Committee (described above) to ensure that Starbucks required disclosures regarding its risks are accurate, complete, and timely. Starbucks internal legal and financial reporting teams seek input and advice from internal subject matter experts and external advisors in drafting specific disclosures, and such input and advice is communicated to the Disclosure Committee.

Oversight of data privacy and cybersecurity risk

Starbucks has implemented a cybersecurity program that leverages industry-standard cybersecurity frameworks to assess, identify, and manage cybersecurity risk. Our cybersecurity program is led by our senior vice president, chief information security officer ("ciso"), who is responsible for identifying, assessing, and managing our collective information security and technology risks. In addition, Starbucks maintains a global privacy program to identify, assess, and manage privacy risks related to how we are collecting, using, sharing, storing, and otherwise processing personal data. Our cybersecurity and data privacy programs are integrated with the ERM framework and governance processes utilized by management and our board to oversee our various top enterprise risks.

Our board has ultimate cybersecurity and data privacy risk oversight responsibility for the Company and administers this responsibility both directly and with assistance from the Audit Committee and the Impact Committee. The Audit Committee oversees our cybersecurity and technology risks, and the Impact Committee oversees our data privacy risks, all of which are integrated into our overall ERM program. The Audit Committee actively reviews and discusses our cybersecurity and technology risk management programs and regularly reports out to the full board on our relevant strengths and opportunities. The Audit Committee receives quarterly updates from the ciso or other members of the ciso's team with responsibility for oversight of our key cybersecurity program components. The Impact Committee reviews our data privacy risk management programs and reports out to the full board on our relevant strengths and opportunities. The Impact Committee receives annual updates from our vice president, data privacy, on our data privacy practices, emerging risks, and evolving global privacy laws and regulations.

Please see Item 1C (Cybersecurity) in the Company's Annual Report on Form 10-K for the year ended September 29, 2024 for additional details regarding cybersecurity and data privacy risk management, strategy, and governance.

Sustainability matters oversight

Our board is highly engaged in sustainability matters given that Starbucks global environmental and social and community impact, sustainability initiatives, and partners are linked to our strategic direction. The board considers these matters at least annually in connection with the Starbucks strategic plan. In addition, except where explicitly delegated to other board committees or retained by the board, the Impact Committee is tasked with the responsibility of overseeing the effectiveness of sustainability strategies, policies, practices, goals, initiatives, and programs, including review of Starbucks annual Impact Report. The Impact Committee is also tasked with, among other responsibilities, overseeing (i) policies and practices related to labor relations, (ii) policies and practices related to ensuring the health and safety of Starbucks partners, and (iii) non-executive partner training programs for job-related and non-job-related skills, including Starbucks education and opportunity partner benefits programs such as the Starbucks College Achievement Plan, Green Apron training program, Starbucks Coffee Academy, and Starbucks Global Academy. The Compensation Committee is responsible for overseeing the development and implementation of partner investment, management development, and succession planning practices aimed at fostering sufficient management depth at Starbucks to support its continued growth and the talent needed to execute long-term strategies, while the Audit Committee is tasked with overseeing Starbucks risk management strategy, including with respect to certain sustainability topics.

BOARD

The board is responsible for oversight of sustainability risks and opportunities.

Audit Committee

Oversees certain sustainability risks and key finance-related initiatives related to sustainability, as part of overall risk management, and also reviews disclosures in SEC filings relating to key sustainability measures and the adequacy and effectiveness of applicable internal controls related to such measures.

Compensation Committee

Oversees the development, implementation, and effectiveness of Starbucks practices, policies, and strategies relating to human capital management.

Impact Committee

Oversees, reviews, and assesses the effectiveness of Starbucks strategies, policies, practices, goals, programs, disclosures, and risks (including climate-related risks) related to the environment, partners, communities, customers, farmers, and other stakeholders.

Nominating/ Governance Committee

Oversees shareholder concerns, board governance and composition, political contributions and expenditures, and compliance matters relating to emerging political, environmental, and global citizenship trends.

Succession planning oversight

MANAGEMENT SUCCESSION PLANNING

In light of the critical importance of executive leadership to Starbucks success, we have an ongoing succession planning process. This process is enterprise-wide for managers up to and including our ceo.

Our board's involvement in our annual succession planning process is outlined in our Governance Principles. The Governance Principles provide that our Compensation Committee has general oversight responsibility for management development and succession planning practices and strategy. Our Compensation Committee, pursuant to its charter, annually reviews and discusses with the independent directors of the board the performance of certain senior officers and senior managers of Starbucks and the succession plans for each such officer's or manager's position, including recommendations and evaluations of potential successors to fill these positions. The Compensation Committee also conducts a periodic review of, and provides approval for, our management development and succession planning practices and strategies, including the review and oversight of risks and exposures associated with the succession planning practices and strategies.

CEO SUCCESSION PLANNING

A primary responsibility of the board is planning for ceo succession. The chair of our Nominating/Governance Committee, together with the lead independent director (or, if the chair of the board is independent, the chair of the board), the chair of the Compensation Committee, and the ceo (collectively, the "succession planning team") annually evaluates and updates as appropriate the skills, experience, and attributes that the board believes are important to be an effective ceo in light of our business strategy. The succession planning team also annually reviews our ceo succession planning process with the board, including the identification, development, and progress of internal candidates and how candidates have been assessed. The board believes that ceo succession planning should be an ongoing process, with the goal of providing sufficient lead time before an expected transition while also being prepared for and responsive to unexpected developments. See the "*Shareholder Engagement*" section beginning on page 27 for more information about recent outreach to shareholders related to ceo succession planning.

BOARD PRACTICES AND POLICIES

Attendance at meetings

During fiscal year 2024, each incumbent director attended at least 75% of all meetings of the board and board committees on which they served (held during the period that such director served). In fiscal year 2024, our board held 16 meetings. Our Governance Principles require each board member to attend our annual meeting of shareholders except for absences due to causes beyond their reasonable control. All of the directors who then served on the board attended our 2024 Annual Meeting.

Executive sessions

Each regularly scheduled board meeting includes time for an executive session with only non-employee independent directors present. Following the executive sessions, when appropriate, the chair of the board (or a lead independent director if the chair is not then an independent director) will coordinate feedback from the executive session with the full board, applicable board committees, individual board members, or members of the Company's senior management.

Service on other boards

Our Governance Principles establish the following standards for service by the Company's directors on the boards and committees of other publicly traded companies.

Starbucks board members who are full-time employees of a publicly traded company may serve on no more than one publicly traded company's board in addition to the Starbucks board and their own company board (when applicable).

Starbucks non-employee directors who are not full-time employees of a publicly traded company may serve on no more than three publicly traded companies' boards in addition to the Company's board.

Members of the Audit Committee may not serve on more than three public company audit committees (including the Company's) unless such member is a retired certified public accountant, chief financial officer, controller, or has similar experience, in which case the limit will be four committees.

Starbucks board members wishing to join the board of another publicly traded company and Audit Committee members wishing to join the audit committee of the board of directors of another publicly traded company must first notify the chair of the Nominating/Governance Committee, the chair of the board, and the Company's chief legal officer, who will review the proposed board or committee membership to ensure compliance with applicable laws and policies and will refer any potential conflicts of interest to the chair of the Audit Committee for review.

Mandatory retirement and term limits

Mandatory retirement and board term limits are outlined in our Governance Principles.

A board member must retire immediately before the Company's annual meeting of shareholders during the calendar year in which they attain age 75. No candidate may be nominated to a new term if they would be age 75 or older at the end of the calendar year in which the election is held. On the recommendation of the Nominating/Governance Committee, the board may waive these requirements on an annual basis as to any board member if it deems such waiver to be in the best interests of the Company.

There are no term limits for service on the board. The Nominating/Governance Committee will annually review the appropriateness of each director's continued service. The Company and the board believe that the absence of term limits allows the Company to retain board members who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the board as a whole.

SHAREHOLDER ENGAGEMENT

Starbucks believes that strong corporate governance involves year-round engagement with our shareholders. We have a long-standing, robust shareholder outreach program in which we solicit feedback on our corporate governance, executive compensation program, and disclosure practices, as well as environmental and social and community impact programs and goals. Members of management and our board participate in year-round shareholder engagement with our full board receiving shareholder feedback on an ongoing basis throughout the year. We also review our practices against guidelines published by shareholders and proxy advisory firms.

Our annual outreach effort is generally conducted by a cross-functional management team including members our investor relations, legal, corporate affairs, coffee, sustainability, social and community impact, and compensation teams. Additionally, our ceo and cfo are engaged in meaningful dialogue with our shareholders through our quarterly earnings calls and investor-related outreach events.

Engagement Cycle

Throughout the year, highlights of our shareholder engagement include:

WINTER

- Engage with shareholder proponents, if any
- Publish annual report and proxy statement
- Publish annual Impact Report to share information about recent developments relating to sustainability topics

SPRING

- Conduct **proactive Spring outreach** with select shareholders to discuss the proxy statement and pressing governance issues
- Hold Annual Meeting
- Review Annual Meeting vote results; incorporate insights into the shareholder engagement program

SUMMER

- Evaluate proxy season trends, corporate governance best practices, and regulatory developments to inform our current practices, policies, and disclosures

FALL

- Conduct **proactive Fall outreach** with select shareholders to understand their priorities, our progress towards select goals, and pressing governance issues
- Receive shareholder proposals and coordinate external engagement approach

Fiscal year 2024 Outreach

Through our regular annual shareholder outreach, we engaged with our top shareholders. We also engaged with all shareholder proponents, who submitted shareholder proposals for this proxy season, to fully understand each rationale and requested action.

Shareholders we contacted

- We offered engagement calls to more than 35 shareholders in the Spring and Fall of fiscal year 2024, representing over 50% of our total shares outstanding.
- More than 30 shareholders, representing nearly 45% of our total shares outstanding, accepted our invitation to engage, resulting in over 50 engagement calls throughout 2024; Engagement calls focused on board oversight, ceo succession, and other governance topics.

Starbucks Participants

- Independent directors, including the lead independent director and committee chairs, participated in nearly 30 investor meetings, with shareholders representing 42% of our total shares outstanding.

KEY THEMES FROM SHAREHOLDER ENGAGEMENT

What We Heard:	What We Did:
Topic/Feedback	**Changes for Fiscal Year 2024 and Beyond**
Board Oversight of Key Risks Shareholders encouraged us to provide additional insight into how key environmental and social risks, especially related to human capital management, are monitored by the Board.	In December 2023, the board of directors established the Impact Committee, which is responsible for assisting the board in fulfilling oversight responsibilities relating to evolving regulations and accountability standards as they apply to Starbucks stakeholders, as well as Starbucks progress towards its environmental, partner, and community impact commitments. The Impact Committee receives regular updates on partner relations, collective bargaining, and progress related to the Freedom of Association and Collective Bargaining Assessment findings (see Impact Committee details on page 22 and discussion in "Assessment Findings" row on the next page regarding the Human Rights Accountability Council). The Board receives reporting on key human capital management topics at least five times per year through the Compensation Committee, and specifically from the Impact Committee related to labor relations.
ceo Succession Planning Shareholders expect consistency and tenure within the ceo position and encouraged the Company to provide additional insight into the short- and long-term succession planning goals of the board.	A primary responsibility of the board is planning for ceo succession. The board believes that ceo succession planning should be an ongoing process, with the goal of providing sufficient lead time before an expected transition while also being prepared for and responsive to unexpected developments. Annually, the lead independent director (or, if the chair of the board is independent, the chair of the board), the chair of the Compensation Committee, the chair of the Nominating/Governance Committee, and the ceo (the "ceo succession planning team") evaluates and updates, as appropriate, the skills, experience, and attributes that the board believes are important to be an effective ceo in light of the Company's business strategy. The ceo succession planning team also reviews the Company's ceo succession planning process with the board annually, including the identification, development, and progress of internal candidates, and how candidates have been assessed. Please see page 26 for additional details regarding succession planning.
Collective Bargaining Shareholders were supportive of progress related to a framework agreement with Workers United and collective bargaining efforts.	On February 27, 2024, we announced our agreement with Workers United to begin discussions on a foundational framework designed to achieve collective bargaining agreements for represented stores and partners. Since then, we've held more than nine bargaining sessions over 20 days with representatives from Workers United. We've reached over 30 meaningful agreements on hundreds of topics Workers United delegates told us were important to them, including many economic issues. We remain committed to bargaining with Workers United and to reaching agreements.

What We Heard:	What We Did:
Topic/Feedback	**Changes for Fiscal Year 2024 and Beyond**
Assessment Findings Shareholders were eager to hear more about the actions taken by the board and management in response to the Freedom of Association and Collective Bargaining Human Rights Impact and Freedom of Association and Collective Bargaining Assessments conducted in 2023.	In fiscal year 2024, Starbucks established a new governance structure to implement recommendations from these assessments with the Human Rights Accountability Council (the "Council"), which updates Starbucks leadership and the Impact Committee on an ongoing basis. The Council drives global alignment, accountability, and decision-making across human rights issues. The Council is reviewing the key takeaways from both assessments in combination with the Global Human Rights Statement to ensure congruency. We have made additional progress towards the Human Rights Impact Assessment recommendations. For example, one of the recommendations we received was to review and update all relevant human rights policies and standards, including our Supplier Code of Conduct, which we reviewed and updated in December 2024. We are reviewing human rights-related practices, policies, and standards to ensure consistency of our human rights expectations and principles across our business. The Freedom of Association and Collective Bargaining Assessment was published in December 2023 and was conducted on a historical basis. We have made substantial progress towards the assessment's primary recommendations related to collective bargaining (see "Collective Bargaining" on the previous page). Many of the other findings were addressed by the date the assessment was published, including implementing a dedicated labor relations team and more bespoke management training. It is essential that partners have a consistent and reliable process in place for performance management and partner concerns. Our Partner Guide has been expanded to better address disciplinary standards, and updated trainings for store managers and leaders focus on rights and responsibilities during organizing and post-vote. Starbucks has shown consistent progress since organizing began, and strategic investments in a stronger governance process, along with more on-the-ground support, have had a tangible impact on the Company's response to recommendations from the assessments and compliance with the complex patchwork of employment and labor laws.
Biodiversity Assessment Shareholders were interested in learning more about our biodiversity efforts within the coffee supply chain.	To further advance our transparency, we will conduct a material biodiversity impact assessment with respect to our coffee supply chains, to be completed by the end of fiscal year 2025 and performed in accordance with the Taskforce on Nature-related Financial Disclosures framework.

BOARD AND COMMITTEE EVALUATIONS

Our board is committed to continuous corporate governance improvement. To that end, the board and each committee annually conduct a self-evaluation to review and assess their overall effectiveness. These evaluations cover a variety of subjects, including:

1. strategic oversight;
2. board structure and operation;
3. interactions with and evaluation of management;
4. governance policies;
5. committee structure and composition;
6. board composition;
7. director nomination process;
8. board processes; and
9. topics addressed at board and committee sessions.

Results of board and committee self-evaluations are shared with the full board. As appropriate, these evaluations result in updates or changes to our practices as well as commitments to continue existing practices that our directors believe contribute positively to the effective functioning of our board and its committees. In fiscal year 2024, these evaluations led to refinements to the board and committee agendas, streamlining of materials, and the consistent use of consent agendas.

To supplement these evaluations, the Nominating/Governance Committee reviews the Governance Principles each year in light of changing conditions and shareholders' interests and recommends appropriate changes to the board for consideration and approval. In addition, the board periodically arranges for an independent external review process.

OUR DIRECTOR NOMINATION PROCESS

Our Nominating/Governance Committee, together with our board, maintains a robust policy for the consideration of potential director candidates and is responsible for establishing criteria, screening candidates, and evaluating the qualifications of potential directors, including candidates nominated or suggested by shareholders. The Nominating/Governance Committee's process for identifying director candidates is described below.

Our Nominating/Governance Committee proactively seeks director candidates to provide representation of varied experience, qualifications, skills, and other attributes in the boardroom to support the global demands of our business. When seeking new director candidates, our Nominating/Governance Committee actively endeavors to include candidates representing a diversity of perspectives and backgrounds. However, our Nominating/Governance Committee does not assign specific weights to any single criterion, and no particular criterion is necessarily applied to all prospective director nominees. The Nominating/Governance Committee reviews the effectiveness of its approach to diversity on an annual basis.

Our Policy on Director Nominations, which describes the process by which candidates are identified and assessed for possible inclusion in our recommended slate of director nominees, is available at www.starbucks.com/about-us/company-information/corporate-governance. The Nominating/Governance Committee administers the nominations policy, reviews the policy at least annually and makes modifications as our needs and circumstances evolve, and as applicable legal or listing standards change. The Nominating/Governance Committee may amend the nominations policy at any time, in which case the most current version will be available on our website.

Minimum criteria for board members

Under the Starbucks Policy on Director Nominations, each director candidate for the board is required to, at a minimum:

- be prepared to represent the best interests of all of Starbucks shareholders rather than just one particular constituency or any entity with which the candidate may be affiliated;
- have demonstrated integrity and ethics in their personal and professional life and have established a record of professional accomplishment in their chosen field;
- together with their family members, affiliates, and associates, be free of any material personal, financial, or professional interest in any present or potential competitor of Starbucks;
- be prepared to participate fully in board and committee activities, including active membership on at least one committee, and not have other personal or professional commitments that would, in the Nominating/Governance Committee's sole judgment, interfere with or limit their ability to do so;
- intend to serve as a director at least until the next annual meeting of shareholders or until a successor has been elected and qualified, and preferably would intend to make a long-term commitment to serve on the board if re-nominated;
- acknowledge and agree to comply with Starbucks confidentiality, Governance Policies, and other policies and guidelines applicable to directors;
- be willing to make, and be financially capable of making, the required investment in Starbucks common stock specified in the director stock ownership guidelines described in this proxy statement;

- be free of any commitments or assurances to any person as to how the candidate would vote or act on any issue or question that has not been disclosed to Starbucks and be free of any such commitments or assurances that could limit or interfere with the candidate's ability to comply with a director's fiduciary duties; and
- not be a party to any compensation or incentive arrangements with any person or entity other than Starbucks with respect to service or action as a director that has not been disclosed to Starbucks.

Desirable qualities and skills

In addition to the minimum criteria described above, the Nominating/Governance Committee favors candidates who possess the qualities and skills described below:

- **Relevant Background and Skills**. Each candidate should possess professional and personal experiences, skills, and expertise that are relevant to our goal of being one of the world's leading consumer brands. See earlier on page 10 for a description of relevant skills and experience.
- **Congeniality**. Each candidate should contribute positively to the existing chemistry and collaborative culture among board members.
- **Diversity**. Each candidate should contribute to the board's overall diversity. For these purposes, diversity is broadly construed to mean a variety of identities, perspectives, and personal and professional experiences and backgrounds. Diversity can be represented in both visible and non-visible characteristics that include race, ethnicity, national origin, gender, and sexual orientation. In addition, each candidate should affirm a commitment to furthering inclusion and diversity at Starbucks.

The Nominating/Governance Committee is responsible for reviewing the appropriate skills and characteristics required of directors in the context of prevailing business conditions and existing competencies on the board, and for making recommendations regarding the size and composition of the board, with the objective of having a board that brings to Starbucks a variety of perspectives and skills derived from high quality business and professional experience. The Nominating/Governance Committee's review of the skills and experience it seeks in the board as a whole, and in individual directors, enables it to assess whether Starbucks has been effective at achieving a board with a diversity of experiences.

Process for identifying candidates

The Nominating/Governance Committee has two primary methods for identifying candidates.

1

The Nominating/Governance Committee may use its authority under its charter to retain at our expense one or more search firms (and to approve such firms' fees and other retention terms), to identify possible candidates to serve on our board who satisfy our minimum and desired qualifications, meet with and screen such candidates (including conducting reference checks), and assist in scheduling candidate meetings with board members. To reflect the Company's commitment to diversity, the Nominating/Governance Committee will require any such search firm to include in its initial list of candidates qualified individuals who reflect diverse backgrounds.

2

The Nominating/Governance Committee periodically solicits ideas for possible candidates from a number of sources: members of the board; senior-level Starbucks executives; advisors to the Company or the board; individuals personally known to the members of the board; and research, including database and Internet searches.

Shareholder nominations

The nominations policy divides the process for candidates proposed by shareholders into two categories: (i) the general nomination right of all shareholders and (ii) proposals by "qualified shareholders" (as described below).

GENERAL NOMINATION RIGHT OF ALL SHAREHOLDERS

Any registered shareholder may nominate one or more individuals for election as a director at an annual meeting of shareholders if the shareholder complies with the advance notice, information, and consent provisions contained in our bylaws. See the "*Proposals of Shareholders*" section on page 101 for more information.

DIRECTOR RECOMMENDATIONS BY QUALIFIED SHAREHOLDERS

In addition to those candidates identified through its own internal processes, in accordance with our Policy on Director Nominations, the Nominating/Governance Committee will evaluate a candidate proposed by any single shareholder or group of shareholders that has beneficially owned more than 5% of our common stock for at least one year (and will hold the required number of shares through the annual meeting of shareholders) and that satisfies the notice, information, and consent provisions in the nominations policy (each, a "qualified shareholder"). Any candidate proposed by a qualified shareholder must be independent of the qualified shareholder in all respects as determined by the Nominating/Governance Committee and by applicable law. Any candidate submitted by a qualified shareholder also must meet the definition of an "independent director" under Nasdaq rules.

To be considered for an upcoming annual meeting of shareholders, notice from a qualified shareholder regarding a potential candidate must be received by the Nominating/Governance Committee at least 120 calendar days before the anniversary of the date of our proxy statement released to shareholders in connection with the previous year's annual meeting. This opportunity is not meant to replace or limit shareholders' general nomination rights in any way.

SHAREHOLDER DIRECTOR NOMINATIONS FOR INCLUSION IN STARBUCKS PROXY MATERIALS (PROXY ACCESS)

Our bylaws permit a shareholder, or a group of up to 20 shareholders, owning at least 3% of our outstanding shares of common stock entitled to vote generally in the election of directors continuously for at least three years as of any nomination and thereafter until the next annual meeting of shareholders, to nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two nominees or 20% (or the closest whole number (rounding down) below 20%) of the board, subject to the requirements specified in our bylaws. See the "*Shareholder Director Nominations for Inclusion in Starbucks Proxy Materials (Proxy Access)*" section on page 101 for more information.

Evaluation of candidates

The Nominating/Governance Committee will consider and evaluate all candidates identified through the processes described above, including incumbents and candidates proposed by shareholders, based on the same criteria.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review and approval of related person transactions

Under the Audit Committee's charter, and consistent with Nasdaq rules, any material potential or actual conflict of interest or transaction between Starbucks and any "related person" of Starbucks must be reviewed and approved or ratified by the Audit Committee. SEC rules define a "related person" of Starbucks as any Starbucks director (or nominee), executive officer, 5%-or-greater shareholder, or an immediate family member of any of such persons.

Our board of directors has adopted a written Policy for the Review and Approval of Related Person Transactions Required to Be Disclosed in Proxy Statements, which states that Starbucks generally will not participate in "related person" transactions. In select circumstances, if the transaction provides Starbucks with a demonstrable and significant strategic benefit that is in the best interests of Starbucks and its shareholders and has terms that are competitive with terms available from unaffiliated third parties, then the Audit Committee may approve the transaction. The policy also provides that any "related person" must notify the chair of the Audit Committee before becoming a party to, or engaging in, a potential related person transaction that may require disclosure in our proxy statement under SEC rules, or if prior approval is not practicable, must provide such notice as soon as possible after engaging in the transaction. Based on current SEC rules, transactions covered by the policy include:

- any individual or series of related transactions, arrangements, or relationships (including, but not limited to, indebtedness or guarantees of indebtedness), whether actual or proposed;
- in which Starbucks was or is to be a participant;
- the amount of which exceeds $120,000; and
- in which a related person has or will have a direct or indirect material interest. Whether the related person has a direct or indirect material interest depends on the significance to investors of knowing the information in light of all the circumstances of a particular case. The importance to the person having the interest, the relationship of the parties to the transaction with each other, and the amount involved in the transaction are among the factors to be considered in determining the significance of the information to investors.

The chair of the Audit Committee has the discretion to determine whether a transaction is or may be covered by the policy. If the chair determines that a transaction is covered by the policy, then the transaction is subject to full Audit Committee review and approval. The Audit Committee's decision is final and binding. Additionally, the chair of the Audit Committee has discretion to approve, disapprove, or seek full Audit Committee review of any immaterial transaction involving a related person (i.e. a transaction not otherwise required to be disclosed in the proxy statement).

In considering potential related person transactions, the Audit Committee looks to SEC and Nasdaq rules, including the impact of a transaction on the independence of any director. Once the Audit Committee has determined that (i) the potential related person transaction will provide Starbucks with a demonstrable and significant strategic benefit that is in the best interests of Starbucks and its shareholders and (ii) that the terms of the potential related person transaction are competitive with terms available from unaffiliated third parties, the Audit Committee may consider other factors such as:

- whether the transaction is likely to have any significant negative effect on Starbucks, the related person, or any Starbucks partner;
- whether the transaction can be effectively managed by Starbucks despite the related person's interest in it;
- whether the transaction would be in the ordinary course of our business; and
- the availability of alternative products or services at comparable prices.

Related person transactions since the beginning of fiscal year 2024

In fiscal year 2024, the following are the only transactions or series of similar transactions to which we were or will be a party in which the amount involved exceeds $120,000 and in which any director, nominee for director, executive officer, beneficial holder of more than 5% of our capital stock, or any member of their immediate family or any entity affiliated with any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control, and other arrangements, which are described under "Executive Compensation."

Mr. Niccol entered into and is party to a time-sharing agreement with Starbucks so that he can (after his unreimbursed personal non-commuting usage reaches $250,000), in accordance with Starbucks Corporate Aircraft Use Policy, reimburse Starbucks as permitted under applicable Federal Aviation Administration ("FAA") regulations for the aggregate incremental cost incurred by Starbucks in providing for his personal non-commuting travel. Such "aggregate incremental cost" includes direct operating costs (such as fuel, landing fees, customs fees, foreign permit or similar fees, hangar expenses away from the aircraft's home base, catering, flight crew travel expenses, flight planning and weather services, trip-related maintenance, and flight-specific insurance) for the personal travel and for any "deadhead" positioning related to personal travel. In fiscal year 2024, Mr. Niccol paid Starbucks $0 pursuant to his time-sharing agreement.

Mr. Narasimhan previously was party to a similar time-sharing agreement with Starbucks that applied to all of his personal non-commuting travel. Mr. Narasimhan paid Starbucks $0 pursuant to his time-sharing agreement. Mr. Narasimhan's time sharing agreement terminated when he left the Company.

CORPORATE GOVERNANCE MATERIALS AVAILABLE ON THE STARBUCKS WEBSITE

Our Governance Principles are intended to provide a set of flexible guidelines for the effective functioning of the board of directors. The Governance Principles are reviewed regularly and revised as necessary or appropriate in response to changing regulatory requirements, evolving best practices, and other considerations. They are posted on the Corporate Governance section of our website at www.starbucks.com/about-us/company-information/corporate-governance.

Information relating to corporate governance at Starbucks is available on the Corporate Governance section of our website, including:

- Restated Articles of Incorporation
- Amended and Restated Bylaws
- Audit and Compliance Committee Charter
- Compensation and Management Development Committee Charter
- Environmental, Partner, and Community Impact Committee Charter
- Nominating and Corporate Governance Committee Charter
- Director Nominations Policy
- Standards of Business Conduct (applicable to directors, officers, and partners as well as temporary service workers and independent contractors)
- Code of Ethics for ceo, coo, cfo, and finance leaders
- Procedure for Communicating Complaints and Concerns
- Audit and Compliance Committee Policy for Pre-Approval of Independent Auditor Services
- Corporate Governance Principles and Practices for the Board of Directors

You may obtain a print copy of any of these materials, free of charge, by sending a written request to: Starbucks Corporation, 2401 Utah Avenue South, Mail Stop S-LA1, Seattle, Washington 98134, Attention: corporate secretary.

CONTACTING THE BOARD OF DIRECTORS

Starbucks offers several ways for interested parties to communicate with our board of directors, a board committee, or individual directors. Generally, you may provide feedback by calling the Starbucks audit line at 1 888-705-1992, by sending an email to corpsec@starbucks.com, or by sending written communications to:

Starbucks Corporation
P.O. Box 34507
Seattle, Washington 98124

The Procedure for Communicating Complaints and Concerns, which is available on the Corporate Governance section of our website, describes our process for determining which communications will be relayed to board members and which reports require investigation or other follow-up.

Our chief ethics and compliance officer, together with our chief legal officer, is responsible for administering the Procedure for Communicating Complaints and Concerns on behalf of the Audit Committee and the board of directors.

COMPENSATION OF DIRECTORS

Fiscal year 2024 compensation program for non-employee directors

Under its charter, the Nominating/Governance Committee annually reviews and recommends the type and amount of board compensation for non-employee directors. Compensation decisions for non-employee directors are made by the Nominating/Governance Committee for each "Plan Year," as defined in the Deferred Compensation Plan for Non-Employee Directors, which begins after the annual meeting of shareholders and concludes immediately before the following annual meeting of shareholders.

When considering and ultimately recommending changes to the compensation program for our non-employee directors, the Nominating/Governance Committee considers peer data, analysis, and recommendations provided by an independent compensation consulting firm.

NON-EMPLOYEE DIRECTOR COMPENSATION HIGHLIGHTS

- The lead independent director, or independent board chair (as applicable) and committee chairs receive additional fees to differentiate individual pay based on workload.
- The overall compensation mix emphasizes equity.
- Annual equity grants have a fixed value and vest immediately.
- Directors do not receive performance-based equity awards.
- Directors are subject to robust stock ownership guidelines to align their interests with those of our shareholders.
- Non-employee directors do not receive any perquisites.
- Committee chairs, but not other committee members, receive additional fees for committee service.
- Our deferred stock unit program facilitates stock ownership.

2024 PLAN YEAR COMPENSATION (MARCH 2024 – MARCH 2025)

Our non-employee director compensation for the 2024 Plan Year was as follows:

Type of Compensation	Amount	How Paid
Annual retainer	$130,000	Lump sum in cash or fully-vested restricted stock units ("RSUs"), at the election of the director
Equity award	$180,000	Fully-vested RSUs
Additional retainer—independent board chair/lead independent director	$185,000	Lump sum in cash or fully-vested RSUs, at the election of the director
Additional retainer—Audit Committee chair*	$30,000	Lump sum in cash or fully-vested RSUs, at the election of the director
Additional retainer—Compensation Committee, Impact Committee, and Nominating/Governance Committee chairs*	$20,000	Lump sum in cash or fully-vested RSUs, at the election of the director

* If the board chair or lead independent director also serves as a committee chair, that individual will receive only the additional retainer for the board chair or lead independent director (as applicable).

The amount of compensation paid to the non-employee directors was unchanged from the 2023 Plan Year.

DEFERRED COMPENSATION PLAN

The Deferred Compensation Plan for Non-Employee Directors enhances the Company's ability to attract and retain non-employee directors by providing individual financial tax planning flexibility. Under this plan, a non-employee director may irrevocably elect to defer receipt of shares of common stock the director would have received upon vesting of RSUs until (1) three years from the vesting of the RSU or (2) separation from the board.

NON-EMPLOYEE DIRECTOR STOCK OWNERSHIP GUIDELINES

Starbucks has stock ownership guidelines for non-employee directors to align their interests with those of our shareholders. Non-employee directors are expected to own Starbucks stock worth at least five times the amount of the annual retainer. The current ownership requirement is $650,000 (5 x $130,000) of Company stock. Deferred stock units resulting from deferrals under the deferred compensation plan described above are counted toward meeting the guidelines.

Directors have a period of five years to comply with this requirement, and they are expected to continue to meet the ownership requirement for as long as they serve on the board. All current non-employee directors are in compliance with or on target to meet these guidelines as of the date of this proxy statement.

Fiscal year 2024 non-employee director compensation table

The following table shows fiscal year 2024 compensation for non-employee directors.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
Ritch Allison	—	$329,979	—	$329,979
Andy Campion	—	$339,965	—	$339,965
Beth Ford	—	$336,746	—	$336,746
Mellody Hobson	—	$494,969	—	$494,969
Jørgen Vig Knudstorp	—	$329,979	—	$329,979
Neal Mohan	—	$373,602	—	$373,602
Satya Nadella	—	$309,917	—	$309,917
Daniel Servitje	—	$373,602	—	$373,602
Mike Sievert	—	$373,602	—	$373,602
Wei Zhang	—	$309,917	—	$309,917

(1) Mr. Niccol and Mr. Narasimhan did not participate in the compensation program for non-employee directors. Information on compensation paid to Mr. Niccol and Mr. Narasimhan during fiscal year 2024 is described in the "*Compensation Discussion and Analysis*" section and the executive compensation tables of this proxy statement.

(2) With the exception of Ms. Ford, Mr. Mohan, Mr. Servitje, and Mr. Sievert, the amounts shown in this column represent the grant date fair values of the RSU awards granted to each of the non-employee directors on March 13, 2024. A portion of the amount shown for each of Ms. Ford, Mr. Mohan, Mr. Servitje, and Mr. Sievert represents the grant date fair value of RSU awards granted on January 16, 2024. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Company's Annual Report on Form 10-K for the fiscal year ended September 29, 2024.

(3) Stock options, which were granted in prior Plan Years, have an exercise price equal to the closing market price of our common stock on the grant date and have a 10-year term from the date of grant. As of September 29, 2024, the aggregate number of shares of Starbucks common stock underlying outstanding option awards for each non-employee director were: Mr. Allison, 0; Mr. Campion, 0; Ms. Ford, 0; Ms. Hobson, 0; Mr. Knudstorp, 49,289; Mr. Mohan, 0; Mr. Servitje, 0; Mr. Sievert, 0 and Ms. Zhang, 0. As of the date of his departure from the Board, Mr. Nadella held 6,876 shares of Starbucks common stock underlying outstanding option awards.



Proposal 2
Advisory vote to approve named executive officer compensation

We are asking shareholders to approve, on a nonbinding, advisory basis, the compensation paid to our named executive officers ("NEOs") as reported in this proxy statement (commonly referred to as a "say-on-pay").

We encourage shareholders to read the "*Compensation Discussion and Analysis*", as well as the Summary Compensation Table and other related compensation tables and narrative, which provide detailed information on the compensation of our NEOs. The Compensation Committee and the board of directors believe that our executive compensation policies and procedures are effective in achieving our goals and that the compensation of our NEOs reported in this proxy statement has contributed to the Company's long-term success.

The board has adopted a policy providing for an annual say-on-pay advisory vote. In accordance with this policy and Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking shareholders to approve, on a nonbinding, advisory basis, the following resolution at the Annual Meeting:

RESOLVED, that the shareholders of Starbucks Corporation approve, on a nonbinding, advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table, the related compensation tables, notes, and narrative in the proxy statement for the Company's 2025 Annual Meeting of Shareholders.

This advisory say-on-pay resolution is non-binding on the board of directors. Nevertheless, the board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program. Following the expressed preference of our shareholders approving the advisory resolution for an annual frequency of advisory votes on executive compensation at our 2023 Annual Meeting and unless the board modifies its policy on the frequency of future say-on-pay advisory votes, the next say-on-pay advisory vote will be held at the 2026 Annual Meeting.

This nonbinding, advisory vote on the compensation paid to our NEOs will be approved if the votes cast in favor of the proposal exceed the votes cast against it.

Board Recommendation

The board of directors recommends a vote **FOR** approval, on a nonbinding, advisory basis, of the compensation paid to our named executive officers.



Executive compensation

Compensation discussion and analysis

This Compensation Discussion and Analysis ("CD&A") provides information about our executive compensation program and underlying compensation philosophy, which focuses on rewarding partners for their central role in our growth. While the principles underlying this philosophy extend throughout the organization, this CD&A primarily covers the compensation of our NEOs for fiscal year 2024—the current and former executive officers identified below.

TABLE OF CONTENTS

Brian Niccol(1)
chairman and chief executive officer

Rachel Ruggeri(2)
executive vice president, chief financial officer and former interim chief executive officer

Brady Brewer
chief executive officer, Starbucks International

Bradley E. Lerman
executive vice president, chief legal officer

Michael Conway(3)
former chief executive officer, Starbucks North America

Laxman Narasimhan(4)
former chief executive officer

(1) Mr. Niccol was appointed our chairman and chief executive officer effective September 9, 2024.
(2) Ms. Ruggeri served as interim ceo from August 12, 2024, until September 9, 2024.
(3) Mr. Conway retired effective November 30, 2024.
(4) Mr. Narasimhan served as ceo until August 11, 2024.

EXECUTIVE SUMMARY

Business highlights

We faced a challenging operating environment in fiscal year 2024, notably driven by reduced customer traffic compared to fiscal year 2023. Our fiscal year 2024 performance was lower than expected, and our investments were not successful in improving customer behaviors, while macroeconomic and other external factors adversely impacted performance in our both U.S. and certain international markets. The board recognized that the fiscal year 2024 strategy was not materializing into the results expected.

In August 2024, the board announced the appointment of Brian Niccol as ceo and chairman of the board of Starbucks, effective September 9, 2024, to replace Laxman Narasimhan as ceo and a member of the Starbucks board. Rachel Ruggeri served as interim ceo until Mr. Niccol joined the Company. The board believes that Mr. Niccol, a highly sought-after, effective leader with a proven track record, has the ideal industry experience and operational background to drive sustainable, long-term growth at Starbucks. Shortly after joining the Company, Mr. Niccol announced our “Back to Starbucks” strategy, which represents a strategic reset, refocusing on what has always set us apart—a welcoming coffeehouse where people gather and where we serve the finest coffee, handcrafted by our skilled baristas. This reset focuses on making the store experience better for our partners, and in turn, our customers. This focused strategy also complements our continued work to simplify our compensation design and reduce complexity.

Additional executive team changes included Brady Brewer assuming the role of ceo, Starbucks International in April 2024. Mr. Brewer oversees the teams across Asia Pacific, Europe, Middle East, Africa (EMEA), and Latin American Caribbean (LAC), as well as Global Channel Development and the company’s international licensed business partners. At the same time, Michael Conway assumed the role of ceo, Starbucks North America, until he stepped down from his role at the end of September 2024 and then retired from the Company in November 2024. We believe our current NEOs showed strong leadership in managing the Company through this transition. The board was also refreshed during fiscal year 2024 and we believe it currently has a good balance of both continuity and fresh perspectives to continue overseeing our strategic priorities. Individually and collectively, Brian, the executive team, and the board are committed to the success of our “Back to Starbucks” strategy.

Despite the challenging operating environment, our refreshed board and executive team remain committed to long-term growth, shareholder returns, and maintaining our dividend approach. During fiscal year 2024, Starbucks returned $3.8 billion of capital to shareholders through dividends and share repurchases. We recently recognized our 14th consecutive annual dividend increase, with a compound annual growth rate of approximately 20%.

Consolidated Net Revenues

$36.2B

+1% year-over-year

Consolidated Operating Margin

15.0%

GAAP: **-130** bps year-over-year

Non-GAAP*: **-110** bps year-over-year

EPS

$3.31

GAAP: **-8%** year-over-year

Non-GAAP*: **-6%** year-over-year

Global Store Count

40,199

+6% year-over-year

* Appendix A includes a reconciliation of non-GAAP operating margin and non-GAAP EPS to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated. Year-over-year growth is based on a 52-week basis.

U.S. Starbucks Rewards Members (90-day active)

33.8M **+4%** year-over-year

Listening to our shareholders and changes to fiscal year 2024 compensation

Every year, Starbucks provides shareholders with the opportunity to approve its executive compensation program on an advisory basis. At our 2023 Annual Meeting, approximately 92% of our shareholders who cast votes supported our advisory vote on executive compensation. In addition, every year we engage with shareholders representing a significant portion of our outstanding shares on a variety of topics, including our executive compensation program. During fiscal year 2024, we reached out to more than 35 shareholders representing over 50% of our total shares outstanding, and ultimately spoke with more than 30 shareholders representing nearly 45% of our total shares outstanding. The shareholders with whom we engaged with generally expressed support for our executive compensation program and were supportive of the enhancements that we made to our program in fiscal year 2024, which included simplifying the individual performance factor portion of our Annual Incentive Bonus Plan.

In determining our compensation practices for fiscal year 2025, the Compensation Committee was mindful of the feedback provided by shareholders and the results of our most recent advisory vote on executive compensation as well as the need to execute on our "Back to Starbucks" strategy. We further refined our Annual Incentive Bonus Plan to, among other things, ensure that our leaders are aligned across shared performance metrics in connection with the Company's "Back to Starbucks" strategy while providing deeper accountability, driving performance, and reinforcing our priorities of belonging, joy, and sustainability. We also made changes to the design of our performance-based RSU ("PRSU") program for fiscal year 2025 to simplify and provide clarity regarding our long-term objectives, incentivize long-term sales growth, and more closely align with the long-term priorities of our "Back to Starbucks" strategy. Please see "*Fiscal Year 2025 Executive Compensation Program Changes*" on page 63 for more information.

Fiscal year 2024 target total direct compensation

As shown below, the vast majority of our NEOs' target total direct compensation is either variable or "at risk" based on our financial, operating, talent and inclusion, and sustainability results, individual performance, and our stock price. The at risk elements of our fiscal year 2024 program include (i) our Annual Incentive Bonus Plan and (ii) our Leadership Stock Plan, through which PRSUs and time-based RSUs were granted as long-term incentive awards.

FORMER CEO COMPENSATION MIX*


8%
Base Salary
15%
Target Annual Incentive
46%
Target PRSUs
31%
Target Time-Based RSUs
92% AT RISK
61% PERFORMANCE-BASED

OTHER NEO COMPENSATION MIX


13%
Base Salary
17%
Target Annual Incentive
42%
Target PRSUs
28%
Target Time-Based RSUs
87% AT RISK
59% PERFORMANCE-BASED

* This chart does not include Ms. Ruggeri who served as interim ceo from August 12, 2024, until September 9, 2024, or Mr. Niccol who did not commence employment with the Company until September 9, 2024, in each case, shortly before the end of fiscal year 2024. Ms. Ruggeri is included in the Other NEO Compensation Mix chart.

Compensation policy highlights

WHAT WE DO

- Pay-for-performance philosophy with large majority of pay at risk
- Combination of absolute and relative performance metrics in incentive programs
- Stock ownership policy with rigorous share ownership requirements for senior executives
- Severance and equity plan provide for double-trigger change in control severance benefits
- Independent executive compensation consultant
- Annual assessment of compensation risk and risk mitigation practices
- Regular review of share utilization, dilution, and cost
- Robust engagement with shareholders on governance and compensation matters
- Long-term incentive awards denominated and settled in equity, not cash
- Clawback policy that goes beyond the Dodd-Frank Act covering cash and equity awards

WHAT WE DON'T DO

- No excise tax gross-ups upon a change in control
- No repricing or cash-out of underwater stock options without shareholder approval
- No stock option grants at prices below fair market value
- No fixed term or evergreen employment agreements
- No excessive severance benefits
- No liberal change in control definition in individual contracts or equity plans and no unspecified treatment of equity awards in the event of a change in control
- No executive pension plans or supplemental executive retirement plans
- No dividend payments on unvested awards
- No hedging, short sale, or derivative transactions permitted for directors or partners, including officers, in Company stock

ceo new hire package

In connection with Mr. Niccol's appointment as ceo, in August 2024 we entered into an offer letter with Mr. Niccol, which documents, among other things, his compensation and employment terms. The Compensation Committee, together with the other independent members of our board, spent significant time reviewing Mr. Niccol's compensation package with the Committee's independent compensation consultant. In approving the final terms of Mr. Niccol's compensation package, they considered, among other things:

- Starbucks critical need for a transformative leader at a pivotal moment in its history;
- Mr. Niccol's leadership and transformation journey at Chipotle—which resulted in significant growth and value creation for Chipotle and set new standards in the industry;
- the substantial value of the cash and equity compensation that Mr. Niccol would forfeit upon his departure from Chipotle in both the near- and long-term;
- Mr. Niccol's total target direct compensation as well as his aircraft benefits at Chipotle; and
- Starbucks peer group, which had recently been updated in connection with fiscal year 2025 compensation decisions (see "*Our Executive Compensation Process*" on page 61 for more information regarding these peer group updates).

Based on such considerations, the Compensation Committee and the other independent members of our board ultimately determined that such a compensation package was necessary to recruit a ceo of the caliber of Mr. Niccol, who could effectively execute on a strategic reset of the Company while maintaining the confidence of Starbucks partners, shareholders, and other stakeholders.

In November 2024, Mr. Niccol's offer letter was amended to (i) clarify that his equity awards should be determined based on target value rather than grant date fair value to correctly capture the intent of the parties to the offer letter with respect to his performance-based equity grants, and (ii) align with Starbucks grant practices with respect to annual equity grants, which are determined based on target value, rather than grant date fair value. The independent members of our board confirmed and ratified Mr. Niccol's replacement equity grant (as detailed below) in accordance with the amendments to the offer letter.

The Compensation Committee, as well as the other independent members of our board, strongly believe that Mr. Niccol's leadership is necessary to drive sustainable, long-term growth at Starbucks, and that shareholders have been largely receptive of Mr. Niccol's appointment as evidenced by Starbucks stock price, which as of January 10, 2025, has increased approximately 20% from the date just prior to the announcement of Mr. Niccol's appointment as ceo.

The rationale for each of the elements of Mr. Niccol's compensation and how each element aligns with our compensation philosophy is summarized in the table below. As discussed in greater detail below, Mr. Niccol's signing bonus and replacement equity grants, which represent a substantial portion of his compensation in fiscal year 2024, are "make whole" awards, which are intended to replace the estimated value of the cash and equity compensation that Mr. Niccol would forfeit upon his departure from Chipotle in both the near- and long-term.

Compensation Element	Description	Rationale
Base Salary	$1,600,000, prorated for fiscal year 2024	Provides a predictable level of income In determining the amount, Mr. Niccol's skills and experience, his role and responsibilities, market data, his prior compensation, and the desire and need to attract Mr. Niccol to join Starbucks were considered
Annual Incentive Bonus Target	225% of base salary (target); 450% of base salary (maximum), prorated for fiscal year 2024	Ties additional upside earning opportunity to Company and individual performance results In determining the amount, Mr. Niccol's skills and experience, his role and responsibilities, market data, his prior compensation, and the desire and need to attract Mr. Niccol's to join Starbucks were considered
Annual Equity Incentives	Annual equity awards with a target value of $23,000,000 for fiscal year 2025, calculated using the closing stock price on the date of grant; future equity award values will be determined on an annual basis	In determining the amount, Mr. Niccol's skills and experience, his role and responsibilities, market data, his prior compensation, and the desire and need to attract Mr. Niccol's to join Starbucks were considered

Compensation Element	Description	Rationale
Replacement Equity Grants	Replacement equity grants with a target value of no less than $75,000,000 but no more than $80,000,000 on the date of grant, calculated using the closing stock price on the date of grant • 60% in PRSUs, which vest based on performance, and • 40% in time-based RSUs, which vest annually over three years The PRSUs will be eligible to vest based on Starbucks relative total shareholder return ("TSR") compared to the S&P 500 index over a three-year period beginning on his start date, in accordance with the following schedule: • 75th percentile: 200% of target • 65th percentile: 100% of target • 40th percentile: 50% of target The percentage of target number of PRSUs that vests will be determined using linear interpolation between the above points	The replacement equity grants were made to replace the estimated value of outstanding equity awards that Mr. Niccol forfeited when he left his previous employer to join Starbucks that would have vested after the six months following his departure The $75,000,000 target value minimum was intended to ensure that the target value of Mr. Niccol's replacement grants did not fall significantly below the estimated value of the outstanding equity awards that Mr. Niccol forfeited when he left his previous employer to join Starbucks that would have vested after six months; an $80,000,000 cap was implemented to both reflect and limit the number of stock units that Mr. Niccol could receive due to an increase in stock price between the date of his appointment and his start date This $80,000,000 maximum value cap was triggered due to the 24% increase in our stock price on the announcement of Mr. Niccol's hiring. Please see "*Target Values versus Accounting Values*" on page 56 for a more detailed discussion of the accounting implications of Mr. Niccol's replacement equity grants The replacement equity grants are intended to drive performance, support retention, and incentivize Mr. Niccol to lead our transformation through our "Back to Starbucks" strategy and beyond Relative TSR was chosen as a metric to emphasize pay for performance and drive sustained shareholder value creation by directly linking the payout to Starbucks long-term total shareholder return relative to the S&P 500 Index Target performance was set at the 65th percentile, with performance measured over a three-year performance period, to incentivize significant, sustained outperformance We believe that the S&P 500 Index, which is also used to assess relative TSR performance in our Leadership Stock Plan, is an appropriate benchmark because it represents a robust, broad representation of the potential opportunity cost of investing in Starbucks from an investor's perspective
Perquisites and Other Executive Benefits	Temporary housing provided until permanent secondary housing established in Seattle Establishment of a remote office in city of primary residence Use of Starbucks aircraft for travel between city of primary residence and Starbucks headquarters and up to $250,000 in personal non-commuting travel per year; additional use of Starbucks aircraft for travel pursuant to Mr. Niccol's time sharing agreement Up to $50,000 for legal fee reimbursements in connection with negotiating the terms of Mr. Niccol's employment Personal security, driver when traveling in Seattle, executive life insurance, and physical exam	We believe that providing such benefits was necessary to attract and retain a transformative leader like Mr. Niccol We provide security benefits, executive physicals, and a driver because we believe that the personal health and safety and security of our ceo is of the utmost importance to Starbucks and its shareholders The security, aircraft, and driver benefits were recommended under an independent, third-party security study Mr. Niccol was also entitled the use of his previous employer's aircraft for personal travel up to a fixed value each year Please see "*Perquisites and Other Executive Benefits*" on page 66 for more information regarding certain of these benefits

Compensation Element	Description	Rationale
Signing Bonus	$10,000,000, with 50% paid on the payroll date following the one-month anniversary of start date, and 50% paid on the payroll date following the six-month anniversary, subject to continued employment Mr. Niccol will be entitled to the unpaid portion if he is terminated without cause, or due to death or disability, or resigns for good reason (as defined in his offer letter) and executes a separation and release agreement	The signing bonus was intended to replace the sum of (i) the estimated earned value of Mr. Niccol's cash incentive opportunity, which he forfeited when he departed his previous employer and (ii) the estimated value of the equity awards granted by his previous employer that would have vested within the six months following his departure The vesting and payout schedule of the signing bonus takes into account the estimated payout dates of Mr. Niccol's forfeited cash incentive opportunity and forfeited portion of his equity awards, which in both cases would have been earned and paid out within six months following his departure
Severance Benefits	Participation in the Starbucks Executive Severance and Change in Control Plan ("Severance and CIC Plan") A resignation for good reason will constitute a qualifying termination under the Severance and CIC Plan, whether prior to, in connection with, or following a change in control If Mr. Niccol is terminated without cause, or due to death or disability, or resigns for good reason, his replacement time-based RSUs will continue to vest as scheduled and his replacement PRSUs will be eligible to vest in full based on the original performance criteria and performance period	Supports our objective of attracting and retaining a transformative leader Please see "*Executive Compensation Agreements and Arrangements*" on page 67 for more information regarding the material features and rationale for the design of the Starbucks Severance and CIC Plan

Fiscal year 2024 executive compensation payouts

Our fiscal year 2024 executive program payouts are aligned with our pay-for-performance philosophy. Each of our NEOs who was eligible to earn an annual cash incentive award under the Annual Incentive Bonus Plan earned an award based on our financial and operational results (payout of 14% of target) and their individual performance (payout ranged from 66.7% to 108.3% of target) based on their performance against their individual strategic, operational, and team goals. Our fiscal year 2022 PRSUs (awarded in November 2021) paid out at 42.75% of target as a result of the 60% average achievement against our three-year adjusted EPS targets being reduced by our three-year relative total shareholder return and three-year representation modifier.

ANNUAL INCENTIVE BONUS PLAN

Financial Performance	Individual Performance Factor
Payout of **14%** of target	Payout ranged from **66.7% to 108.3%** of target

LEADERSHIP STOCK PLAN

Fiscal Year 2022 PRSUs
Payout of **42.75%**

Rigorous goal setting

Management and the Compensation Committee worked collaboratively to set targets that would reflect our ambitious performance goals and drive long-term value creation for our shareholders.

FISCAL YEAR 2024 ANNUAL INCENTIVE BONUS PLAN

75% Financial Performance			**25%** Individual Performance Factor
Total Company Revenue **(30%)**	Total Company OI **(45%)**	+	Objective Metrics ×Subjective Assessment **(25%)**
Objective/Quantitative			Quantitative KPIs and Narrative Goals

LEADERSHIP STOCK PLAN

40% Time Based RSUs	**60%** PRSUs			
	Annual Adjusted EPS Performance Targets Averaged Over 3 Years*	3-Year Relative TSR vs S&P 500 (upward or downward modifier)*	Achievement of Talent Goals (upward or downward modifier)*	Achievement of Sustainability Goals (upward or downward modifier)*

* The three sections shown here are not meant to be representative of their categorical value.

Annual Incentive Bonus Plan

We set our fiscal year 2024 financial performance targets above our actual fiscal year 2023 financial performance consistent with our challenging strategic growth plans and our rigorous goal setting philosophy. For fiscal year 2024, 75% of each participant's target incentive opportunity was earned based on adjusted net revenue and adjusted operating income financial metrics (increased from 70% in fiscal year 2023), and the remaining 25% was earned based on individual performance (increased from 15% in fiscal year 2023). The Compensation Committee shifted the sustainability goal into our PRSU program and incorporated a metric focused on creating a culture of belonging at Starbucks in the individual performance component. Reducing the number of metrics supports the Compensation Committee's continued goal of focusing and simplifying the Annual Incentive Bonus Plan. The Annual Incentive Bonus Plan and the results of our fiscal year 2024 performance are described in detail starting on page 48.

Leadership Stock Plan

For fiscal year 2024, the Compensation Committee incorporated a sustainability modifier into the PRSU program and updated the talent modifier to include a broader spectrum of the workforce. Long-term incentives were awarded in two forms: (1) 60% in the form of PRSUs, where the number of shares earned is based on three-year adjusted EPS performance against pre-established annual targets, subject to a downward or upward adjustment of up to 25% based on relative TSR performance, an additional downward or upward adjustment of up to 10% based on achievement of three-year talent goals, and an additional downward or upward adjustment of up to 10% based on achievement of three-year sustainability goals and (2) 40% in the form of time-based RSUs, which vest over four years. The long-term incentives under our Leadership Stock Plan and the results of our fiscal year 2024 performance are described in detail starting on page 55.

EXECUTIVE COMPENSATION PROGRAM

Fiscal Year 2024 Executive Compensation Overview

The following table provides information regarding the elements of our fiscal year 2024 executive compensation program.

Element	Form	Objectives and Basis
Base Salary	Cash	• Attract and retain highly qualified executives to drive our success
Annual Incentive Bonus	Cash	• Drive short-term Company performance and promote our financial goals • Actual payout based on financial performance against pre-established adjusted net revenue and adjusted operating income targets and individual performance
Long-term Incentive	PRSUs (60%) and time-based RSUs (40%)	• Drive long-term Company performance, align interests of executives with those of shareholders, promote our talent and inclusion and sustainability initiatives, retain executives through long-term vesting, and support potential wealth accumulation • PRSUs are earned based on three-year adjusted EPS performance against pre-established annual targets, subject to downward or upward adjustment of up to 25% based on our relative TSR performance, downward or upward adjustment of up to 10% based on achievement of a three-year talent goal, and downward or upward adjustment of up to 10% based on achievement of a three-year sustainability goal • Time-based RSUs vest over a four-year period, subject to continued service with the Company, and become more valuable as our stock price increases, which aligns the recipients' interests with the interests of our shareholders
Perquisites and Other Executive Benefits	See "*Other Fiscal year 2024 Compensation Matters – Perquisites and Other Executive Benefits*" on page 66	• Provide for the safety and wellness of our executives and support our objective of attracting and retaining top executive talent
Deferred Compensation	401(k) plan and non-qualified Management Deferred Compensation Plan	• Provide methods for general savings, including for retirement and benefits generally consistent with those offered by our peer group
General Benefits	Health and welfare plans, stock purchase plan, and other broad-based partner benefits	• Offer competitive benefits package that generally includes benefits offered to all partners

Financial Results Under Performance Goals

In determining the design of our fiscal year 2024 Annual Incentive Bonus Plan and the PRSUs granted under the Leadership Stock Plan, we considered prior year incentive plan targets and results as well as our financial and operating performance in fiscal year 2023. Targets for fiscal year 2024 financial goals were set at a level significantly above the prior year's results.

CONSOLIDATED ADJUSTED NET REVENUE(1)
(In millions)


2022
ACTUAL: $32,774
TARGET: $33,435
2023
ACTUAL: $36,515
TARGET: $36,605
2024
ACTUAL: $36,520
TARGET: $39,347

CONSOLIDATED ADJUSTED OPERATING INCOME(2)
(In millions)


2022
ACTUAL: $4,945
TARGET: $5,681
2023
ACTUAL: $5,913
TARGET: $5,833
2024
ACTUAL: $5,477
TARGET: $6,744

ADJUSTED EPS(3)


2022
ACTUAL: $3.010
TARGET: $3.419
2023
ACTUAL: $3.618
TARGET: $3.516
2024
ACTUAL: $3.350
TARGET: $4.130

TOTAL SHAREHOLDER RETURN


2022
-23.7%
2023
10.6%
2024
-11.1%

(1) Adjusted net revenue is a non-GAAP measure. Appendix A includes a reconciliation of adjusted net revenue to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

(2) Adjusted operating income is a non-GAAP measure. Appendix A includes a reconciliation of adjusted operating income to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

(3) Adjusted EPS is a non-GAAP measure. Appendix A includes a reconciliation of adjusted EPS to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

ELEMENTS OF FISCAL YEAR 2024 EXECUTIVE COMPENSATION

Base Salary

The Compensation Committee generally reviews and approves base salaries annually at its November meeting. Salaries may be adjusted at other times in connection with promotions or changes in roles or responsibilities, or to reward individual performance and promote market competitiveness. In making any such adjustments, the Compensation Committee will consider the breadth, scope, and complexity of the NEO's role and responsibilities, internal equity, and whether the NEO's base salary is appropriately positioned relative to similarly situated executives in our peer group.

For fiscal year 2024, the Compensation Committee reviewed and approved the base salaries shown on the next page, except with respect to Mr. Niccol and Mr. Narasimhan, whose base salaries were recommended by the Compensation Committee and approved by the independent members of the board. In fiscal year 2024, each of our NEOs other than Mr. Niccol received a base salary increase, which became effective on November 27, 2023, based on their performance and market competitiveness and internal equity considerations.

Named Executive Officer	Base Salary (Annualized Rate)		
	Fiscal Year 2023	Fiscal Year 2024	% Change
Brian Niccol[1]	N/A	$1,600,000	N/A
Rachel Ruggeri	$891,000	$918,000	3.0%
Brady Brewer	$730,000	$775,000	6.2%
Bradley E. Lerman	$750,000	$762,000	1.6%
Michael Conway	$981,000	$1,000,000	1.9%
Laxman Narasimhan	$1,300,000	$1,400,000	7.7%

(1) Mr. Niccol did not receive a base salary in fiscal year 2023 as his employment did not commence until September 9, 2024.

Annual Incentive Bonus Plan

OVERVIEW

Annual cash incentive awards for the NEOs are paid pursuant to our Annual Incentive Bonus Plan. The Annual Incentive Bonus Plan is designed to reward both collective and individual performance. Awards align compensation with the execution of organization-wide strategic initiatives that drive long-term performance, but also are differentiated to reflect each NEO's performance with respect to individual goals. Each NEO's annual incentive award in fiscal year 2024 was based on two components, as shown below. Specifically, 75% of the overall Annual Incentive Bonus Plan payout was based on adjusted net revenue and adjusted operating income goals on a consolidated Company basis and the remaining 25% of the overall Annual Incentive Bonus Plan payout was based on individual performance goals. For each metric, the possible payout can vary from 0% to 200% of target, depending on performance, with linear interpolation used to determine the payout for performance for our financial performance goals.

FISCAL YEAR 2024 DESIGN

Base ($) × Target Annual Incentive Opportunity (%) × Performance Factors (illustrated below)

PERFORMANCE FACTORS: FISCAL YEAR 2024 DESIGN

75% Financial Performance			**25%** Individual Performance Factor
Total Company Revenue **(30%)**	Total Company OI **(45%)**	+	Objective Metrics ×Subjective Assessment **(25%)**
Objective/Quantitative			Quantitative KPIs and Narrative Goals

TARGET OPPORTUNITIES

The target opportunities as a percentage of base salary for fiscal year 2024 for our NEOs are shown below. The target award amounts were determined by the Compensation Committee after considering a number of factors, including the breadth, scope, and complexity of the NEO's role and responsibilities, internal equity, whether the target annual incentive is competitive with opportunities for similarly situated executives in our peer group, and individual performance. As the table below shows, no officer received an increase in their target annual incentive opportunity for fiscal year 2024.

	Bonus Targets Percentage of Base Salary		
Named Executive Officer	Fiscal Year 2023	Fiscal Year 2024	% Change
Brian Niccol[(1)]	N/A	225%	N/A
Rachel Ruggeri	125%	125%	0%
Brady Brewer	100%	100%	0%
Bradley E. Lerman	100%	100%	0%
Michael Conway	150%	150%	0%
Laxman Narasimhan	200%	200%	0%

(1) Mr. Niccol's target bonus opportunity for fiscal year 2024, after proration for his start date in September 2024, is equal to approximately 14% of his annual salary.

FINANCIAL PERFORMANCE GOALS (75%)

75%

For fiscal year 2024, the portion of the annual cash incentive award derived from financial performance goals was based on the achievement of adjusted net revenue and adjusted operating income measures on a Company consolidated basis. We chose these measures because we believed they would motivate our executives to drive Company growth and profitability consistent with our board-approved annual financial and long-term strategic plans. The threshold, target, and maximum criteria and actual results for adjusted net revenue and adjusted operating income for fiscal year 2024 were as follows:

Weighting		Below Threshold 0% Payout	Threshold (Millions U.S.$) 25% Payout	Target (Millions U.S.$) 100% Payout	Maximum (Millions U.S.$) 200% Payout	Payout Percentage
30%	Adjusted Net Revenue		$36,520 $36,200	$39,347	$40,921	35%
45%	Adjusted Operating Income[(1)]	$5,477	$5,800	$6,744	$7,250	0%

(1) In fiscal year 2024, consolidated adjusted operating income equaled the total of all business units' operating income less total unallocated corporate expenses.

The performance measures under the Annual Incentive Bonus Plan that were approved at the beginning of the performance period provided for certain non-GAAP adjustments so that the performance measures would reflect underlying business operations more consistently than the comparable GAAP measures. Appendix A includes a reconciliation of adjusted net revenue and adjusted operating income to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated. To reflect performance above or below targets, adjusted net revenue and adjusted operating income have sliding scales that provide for annual cash incentive award payouts greater than the target bonus if the results are greater than target (up to a maximum 200% payout) or less than the target bonus if the results are lower than the target (down to a threshold of 25% of target payout, below which the result would be 0% payout). As noted in the table above, consolidated Company adjusted net revenue and adjusted operating income goals were achieved at 93% and 81% of target, respectively, resulting in achievement factors of 35% and 0%, respectively, and a weighted achievement factor of 14% for all consolidated Company financial performance goals.


25%

INDIVIDUAL PERFORMANCE FACTOR ("IPF") (25%)

The IPF was based on individual strategic, operational, and team goals as set forth in the table below, with specific goals that may vary by individual.

Payout Range	Goals	Rationale
0–200%  0% 200%	**Strategic, Operational, and Team Goals** Varies by individual, tied to the NEO's primary areas of responsibility	In fiscal year 2024, we approved individual strategic, operational, and team goals directly tied to the NEO's primary areas of responsibility to drive sustainable growth and value creation.

Mr. Niccol's performa tirely of financial performance goals, with the adjusted net revenue and adjusted operating income goals weighted at 40% and 60%, respectively. At the Compensation Committee's November 2024 meeting, during a session at which the ceo was not present, the Compensation Committee recommended for approval a bonus payout for Mr. Niccol for fiscal year 2024 based solely on these financial performance goals and prorated for the time Mr. Niccol served as ceo. This bonus payout was approved by the independent members of the board.

In connection with Mr. Narasimhan's termination of employment, Mr. Narasimhan was entitled to receive the severance benefits set forth in his offer letter, dated September 1, 2022, and our Severance and CIC Plan, which included a prorated bonus earned based on actual financial performance (assuming 100% achievement of any individual performance targets), that was paid at the same time annual bonuses are paid to similarly situated partners. For additional information regarding the severance payments and benefits received by Mr. Narasimhan in connection with his termination of employment, please refer to the sections entitled, *"Executive Compensation Agreements and Arrangements"* and *"Potential Payments Upon Termination or Change in Control."*

For each of the other NEOs, in November 2024, the ceo made IPF recommendations to the Compensation Committee based on his evaluation of their annual performance including an analysis of the executives' performance against their previously identified individual performance goals. The Compensation Committee concurred with the ceo's recommendations for annual bonus payouts for Ms. Ruggeri, Mr. Brewer, Mr. Lerman, and Mr. Conway, and approved payouts ranging between 66.7% to 108.3% of target, with only Mr. Lerman receiving an above target score due to his effective leadership and oversight with respect to a number of extraordinary legal and governance matters.

The key results influencing the Compensation Committee's decisions on the individual performance category portion of the cash bonus award for the NEOs are summarized on the next page.

Rachel Ruggeri:

66.7% **Compensation Decision**

Strategic, Operational, and Team Goals		
Elements	Achievements – **What**	Achievements – **How**
Increase Productivity All-In	• Advanced financial systems modernization efforts, with key focus on further global launches and optimization of Finance Planning Transformation across key segments and functions and optimization of Enterprise Operational Planning with an elevated organizational structure in support of the new technology • Re-designed organizational structure across the leadership team in Finance in a cost-effective manner to develop succession opportunities while providing key development and growth for all top talent	• Improved processes and reduced partner time while enhancing analysis and decision making • Advanced collaboration across the enterprise driven through project teams and took time to meet with key decision makers while explaining the holistic outcomes
Drive International Revenue Growth and Margin Expansion	• Unlocked capital capacity and furthered shareholder value	• Prioritized systems analysis of capital across the key strategic bets • Completed critical legal entity restructuring to accelerate global dividend flows
Increase Global Store Count	• Advanced progress toward achievement of strategic global store count goals	• Exhibited influence and a high degree of perseverance in helping to move the enterprise forward in terms of how we strengthen our processes and leverage technology to drive change
Sustain Partner Engagement – US Non-Store Score	• Developed and implemented a strategic cadence of communication across the CFO organization designed to create an elevated experience in everything we do in support of our partners across the Company	• Made challenging decisions to strengthen the organization, provided feedback, and supported partners with coaches, 360 reviews, and development plans
Sustain Belonging Index– US Non-Store Score	• Obtained strong Belonging Index score (89%)	• Developed communication cascade around "experience" and our theme of "power in partners and strength in numbers" to drive the broader CFO organization in aspiring to and developing a growth mindset, and embracing and adapting to change

Brady Brewer:

83.3% **Compensation Decision**

Strategic, Operational, and Team Goals		
Elements*	Achievements – **What**	Achievements – **How**
Increase Productivity All-In (H1 Only)	• Launched new brand campaigns and revenue management strategies; conceived of and launched new products and new digital experiences that supported sales • Drove investments that we believe will pay off in the future	• Consistently reiterated our strategy, top priorities, and principles about how to lead through the work and align resources to the greatest impact
Improve Customer Connection and Brand Affinity (H1 Only)	• Launched successful new products, including apple croissant, bakes, apple crisp ice shaken espresso, pumpkin and gingerbread chai lattes, and the lavender drinks • Launched brand affinity programs focused on the Starbucks College Achievement Plan and “Real People, Real Good” campaign • Accelerated innovation through Grub Hub launch, Mobile Order & Pay labels, and more accurate wait times in app	• Helped to create the conditions for teams to be creative and stay focused to drive results • Worked tirelessly to adjust our plans, create new opportunities, seek internal and external perspectives, and drive a change in sales
Drive International (excluding China) Revenue Growth, Operating Income, and Store Count Increase (H2 Only)	• Delivered third quarter results on forecast through agile, in-quarter moves to mitigate costs while sales strengthened in lead markets • Created new initiative to revamp international supply chain and achieve launch milestones	• Drove quick, focused, and clear priorities for international growth goals, with a focus on efforts to drive results • Prioritized building productive licensee relationships and addressing the most critical operational and strategic levers we have for growth
Starbucks Digital Solutions (SDS) Adoption (H2 Only)	• Reset SDS model and future path to reach corporate hurdle rate • Established a clear development plan for key SDS initiatives that support Starbucks and global licensees • Strengthened brand-building efforts internationally, including clarified organizational accountabilities and the creation of a global communication strategy and action plan, in partnership with key licensees, external resources, and internal partner teams	• Embraced disciplined and fully engaged approach in driving SDS model adoption goals
Sustain Partner Engagement – Store Score (H1 Only) and US Non-Store Score (H1 and H2)	• Implemented significant organizational change with “Digital Operating Model” • Received positive feedback from partners about their willingness to go the extra mile	• Led team with decisiveness, clarity, and calmness during a very difficult period
Sustain Belonging Index – US Non-Store Score (H1 and H2)	• Obtained strong Belonging Index score (89%)	• Consistently connected partner work to our mission and values • Encouraged feedback and engaged collaboratively with peers

* Mr. Brewer transitioned from his role as executive vice president, chief marketing officer to his role as ceo, Starbucks International effective April 1, 2024. In connection with this transition, certain of Mr. Brewer’s individual goals were changed to align with the primary areas of responsibility of his new role. Mr. Brewer’s individual goals in respect of his time prior to and following his transition are identified in this column as H1 and H2 goals, respectively.

Bradley E. Lerman:

108.3% Compensation Decision

Strategic, Operational, and Team Goals		
Elements	Achievements – **What**	Achievements – **How**
Improve Efficiency and Effectiveness of Legal Function/Reduce Legal Spend	• Led the strategy and completion of the Company's and the board's response to certain shareholders • Drove legal strategy in connection with high profile matters • Oversaw disciplined legal spend • Provided key strategic and legal support that led to the addition of four new directors to the board, and helped establish a new board committee	• Provided strategic and legal leadership • Provided strategic and legal leadership to support our labor relations team • Implemented budget discipline • Recruited and promoted a new team of leaders
Improve Brand Affinity	• Engaged with dozens of shareholders and key proxy proponents in responding to shareholders feedback	• Drove the implementation of a new vision to be a competitive advantage
Increase Partner Engagement – US Non-Store Score	• Modeled our core values of acting with integrity, empathy, and humility	• Helped to create environment of courage and joy to bring out the best in our teams
Increase Belonging Index – US Non-Store Score	• Obtained strong Belonging Index score (89%)	• Joined the Disability Advocacy Network as an executive sponsor

Michael Conway:

75.0% Compensation Decision

Strategic, Operational, and Team Goals		
Elements*	Achievements – **What**	Achievements – **How**
Drive International (excluding China) Revenue Growth, Operating Income, and Store Count Increase (H1 Only)	• Transitioned Brazil market to new licensee partner • Executed second Licensed Community Roundtable with leaders from all business units • Drove discussions and actions against key issues, including digital engagement, partners, store development, and supply chain • Celebrated five years of success with Global Coffee Alliance and strengthened relationship and business model expectations with Nestlé • Drove global product and equipment innovation and development • Coordinated with business units and the Enterprise Sustainability Team to successfully redefine sustainability licensee boundaries	• Evolved international operations • Established operational and strategic joint planning across business units • Launched pilot Centers of Excellence to drive productivity and operational excellence • Developed Regional Operations Manager role evolution, training, and development framework
Starbucks Digital Solutions (SDS) Adoption (H1 Only)	• Successfully transitioned in-flight SDS adoption workstreams to Mr. Brewer	• Drove communication and collaboration between business units to gain key progress in SDS adoption
Increase Productivity All-In (H2 Only)	• Drove end-to-end operational system with Siren Craft system	• Drove integration and enabled agile decision making • Centralized and accelerated cadence of problem solving and course correction • Hired new high potential talent to drive digital operating model

Strategic, Operational, and Team Goals		
Elements*	**Achievements – What**	**Achievements – How**
Drive North American Revenue and Operating Income (H2 Only)	• Mobilized North America organization in developing and executing turnaround action plan	• Drove increased collaboration across enterprise functions
Improve Brand Affinity (H2 Only)	• Successfully launched meaningful product innovation against new product segments • Launched series of initiatives to drive value perception, including pairings and creative offers • Launched increased convenience in-app with guest check-out and in-app delivery	• Led key enterprise forum to drive reinvention
Sustain Partner Engagement – US Non-Store Score (H1 and H2)	• Continued partner improvement on key performance indicators, including turnover and hours per partner	• Displayed attentiveness to key talent to ensure engagement and retention
Sustain Belonging Index – US Non-Store Score (H1 and H2)	• Obtained strong Belonging Index score (89%)	• Executive champion for Black Partner Network • Member of Executive Leadership Council • Active and engaged member of The Starbucks Foundation board • Regularly mentoring many leaders across the enterprise for coaching and development

* Mr. Conway transitioned from his role as executive vice president, president of International and Channel Development to his role as ceo, Starbucks North America effective April 1, 2024. In connection with this transition, certain of Mr. Conway's individual goals were changed to align with the primary areas of responsibility of his new role. Mr. Conway's individual goals in respect of his time prior to and following his transition are identified in this column as H1 and H2 goals, respectively.

FISCAL YEAR 2024 ANNUAL CASH INCENTIVES EARNED

Annual cash incentives earned are aligned with Starbucks fiscal year 2024 performance and also reflect individual contributions. The table below shows the fiscal year 2024 actual payout levels for each component of the Annual Incentive Bonus Plan, based on achievement of the performance goals. Annual cash incentives earned are also disclosed in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

						Bonus Earned	
Named Executive Officer	Target Bonus Opportunity ($)	Financial Performance (% of Target) **Weighted 75%**	+	Individual Performance Factor (% of Target) **Weighted 25%**	=	(% of Target)	$
Brian Niccol(1)	$216,393	14.00%		N/A		14.0%	$30,295
Rachel Ruggeri	$1,147,500	14.00%		66.7%		27.2%	$311,738
Brady Brewer	$1,500,000	14.00%		83.3%		31.3%	$242,833
Bradley E. Lerman	$775,000	14.00%		108.3%		37.6%	$286,385
Michael Conway	$762,000	14.00%		75.0%		29.3%	$438,750
Laxman Narasimhan(2)	$2,424,110	14.00%		100.0%		35.5%	$860,559

(1) Pursuant to Mr. Niccol's offer letter, his fiscal year 2024 bonus payout is based solely on financial performance and prorated based on his start date with the Company on September 9, 2024.

(2) In connection with Mr. Narasimhan's termination of employment in August 2024, Mr. Narasimhan was entitled to receive the severance benefits set forth in his offer letter dated September 1, 2022, and our Severance and CIC Plan, which included a prorated bonus earned based on actual financial performance (assuming 100% achievement of any individual performance targets).

Long-term incentives under the Leadership Stock Plan

OVERVIEW

In fiscal year 2024, the Compensation Committee granted each of our NEOs (other than Mr. Niccol) long-term performance-based compensation in the form of PRSUs and time-based RSUs as shown below:

Annual adjusted EPS performance targets averaged over three years	**Three-year relative TSR vs S&P 500** (upward or downward modifier of +/-25%)	**Achievement of talent goals** (upward or downward modifier of +/-10%)	**Achievement of sustainability goals** (upward or downward modifier of +/-10%)	**Time-based RSUs** (vesting over four years)
60% PRSUs				**40% Time-based RSUs**

PRSUs are earned at the end of a three-year performance period only to the extent pre-established performance goals are met. Time-based RSUs vest annually in equal installments of 25%, commencing on the first anniversary of the grant date, subject to being employed by Starbucks. Both PRSUs and time-based RSUs include dividend equivalent rights payable at the same time as the underlying shares are earned.

TARGET OPPORTUNITIES

The values of the long-term incentive awards reflected in the table below were designed to be competitive with the market, to recognize the personal performance of each executive in the fiscal year prior to the November grant date (if applicable), and to further increase the percentage of total pay that is variable and at risk based on Starbucks financial, shareholder return, talent and inclusion, and sustainability performance. The table below shows the value of annual long-term incentive awards approved by the Compensation Committee for our NEOs in each of the last two fiscal years under the Leadership Stock Plan, other than for Mr. Niccol (who did not receive an equity award in fiscal year 2023). In November 2023, the Compensation Committee approved increases and decreases in the target values of our NEOs' annual equity awards (other than Mr. Niccol), the amounts of which were determined after considering their prior performance, the significance of their roles with the Company, any change in responsibilities and duties, market data, internal equity considerations, and the holding power of their aggregate unvested equity awards, including the amounts of any prior grants.

We determined the number of PRSUs to be delivered by dividing 60% of the value approved by the Compensation Committee by the closing price of our stock on the grant date. The number of time-based RSUs delivered was determined by dividing 40% of the total award value by the closing price of our stock on the grant date. Please see the "*Target Values versus Accounting Values*" section on the next page for information about how the target value of awards may differ from their accounting value as disclosed in the Summary Compensation Table and Grants of Plan-Based Awards Table.

VALUE OF LONG-TERM INCENTIVE COMPENSATION AWARDS

Named Executive Officer	Granted in Fiscal Year 2023	Granted in Fiscal Year 2024	% Change
Brian Niccol	N/A	N/A (1)	N/A
Rachel Ruggeri	$5,500,000	$5,000,000	-9.1%
Brady Brewer	$4,000,000	$5,000,000	25.0%
Bradley E. Lerman	$3,000,000 (2)	$3,500,000	16.7%
Michael Conway	$6,500,000	$4,500,000	-30.8%
Laxman Narasimhan	$13,600,000 (3)	$14,000,000	2.9%

(1) Mr. Niccol did not receive annual long-term incentive awards in fiscal year 2024 but instead received replacement PRSUs and replacement time-based RSUs in consideration of the equity awards that Mr. Niccol forfeited when he left his previous employer to join Starbucks, which had a target value of $80,000,000 and different terms than the PRSUs and time-based RSUs made as part of the fiscal year 2024 annual grant cycle. For more information regarding Mr. Niccol's replacement equity awards, please see the section entitled "*ceo New Hire Package*" on page 42.

(2) In May 2023, in connection with Mr. Lerman's commencement of employment with Starbucks, Mr. Lerman was granted time-based RSUs and PRSUs to allow him to participate in the Company's in-progress fiscal year 2023-2025 PRSU cycle.

(3) The amount shown for fiscal year 2023 includes the value of replacement equity awards granted to Mr. Narasimhan in fiscal year 2023 in the form of PRSUs, which were made in consideration of equity awards that Mr. Narasimhan forfeited when he left his previous employer to join Starbucks and to allow him to participate in the Company's in-progress fiscal year 2023-2025 PRSU cycle.

TARGET VALUES VERSUS ACCOUNTING VALUES

The target value of our fiscal year 2024 PRSUs does not match the amounts in the "Stock Awards" column in the Summary Compensation Table and the "Grant Date Fair Value of Stock and Option Awards" column in the Grants of Plan-Based Awards Table. The target value of PRSU awards granted in fiscal year 2024 is equal to the number of stock units subject to the applicable award multiplied by Starbucks closing share price on the date of grant. However, for purposes of the Summary Compensation Table and Grants of Plan-Based Awards Table, pursuant to SEC rules, the value of Mr. Niccol's replacement PRSU award and the value of our annual PRSU awards is equal to their accounting value (also referred to as grant date fair value) as calculated under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 using a Monte-Carlo simulation performed as of the date of grant. For fiscal year 2024, the stock price appreciation following the announcement of Mr. Niccol's appointment and the corresponding relative TSR outperformance resulted in a per share grant date fair value that was higher than the closing stock price on the grant date used to calculate the actual number of PRSUs granted to Mr. Niccol. Changes in Starbucks stock price and other inputs in the Monte-Carlo valuation may cause the grant date fair value of awards to be above or below target in any given year.

Conversely, the target value of our fiscal year 2024 time-based RSUs matches the amounts in the "Stock Awards" column in the Summary Compensation Table and the "Grant Date Fair Value of Stock and Option Awards" column in the Grants of Plan-Based Awards Table as both the target value and accounting value of RSUs is calculated by multiplying the number of stock units by the closing stock price on the date of grant.

The table below provides both the target value and accounting value of Mr. Niccol's replacement equity awards and highlights the difference between the target value and the accounting value of Mr. Niccol's replacement PRSU award. For more information regarding Mr. Niccol's replacement equity awards, please see the section entitled "*ceo New Hire Package*" on page 42.

	Target Value Per Share	Target Value	Accounting Value Per Share	Accounting Value Disclosed in Summary Compensation Table
Fiscal Year 2024 CEO Replacement PRSUs	$96.31	$48,000,000	$116.96	$58,291,811
Fiscal Year 2024 CEO Replacement Time-Based RSUs	$96.31	$32,000,000	$96.31	$31,999,961
Total		$80,000,000		$90,291,772

Further, because the grant date of a PRSU award for SEC reporting purposes occurs when the performance targets are set, and targets under our annual PRSU awards are established annually, the amounts in the "Stock Awards" column in the Summary Compensation Table and the "Grant Date Fair Value of Stock and Option Awards" column in the Grants of Plan-Based Awards Table include portions of current and prior year PRSU awards, except in the case of Mr. Niccol's replacement PRSU award for which 100% of his PRSUs are reported since the performance targets for all his PRSUs were approved in fiscal year 2024.

FISCAL YEAR 2024 ANNUAL PRSUs

Consistent with our focus on strategic performance that will drive longer-term shareholder returns, the adjusted EPS metric for our fiscal year 2024 annual PRSUs is measured over a three-year period. At the end of the three years, a relative TSR modifier can impact payout of PRSUs upward or downward by up to 25%. In addition, we are holding our senior leaders collectively accountable for meeting a three-year talent goal for the fiscal year 2024 PRSUs, which focuses on improvement in U.S. people of color representation at the manager level and above by 1.5 percentage points or more by fiscal year 2026. The talent metric will operate as a modifier of up to 10% to the payout of fiscal year 2024 PRSU awards. We first introduced a human capital-related metric to our PRSU design beginning in fiscal year 2021. Please see our "*Fiscal Year 2025 Executive Compensation Program Changes*" section on page 63 for changes to our PRSU design for fiscal year 2025. In addition to the talent modifier, we are holding our senior leaders collectively accountable for meeting a three-year sustainability goal for the fiscal year 2024 PRSUs, which focuses on reducing Starbucks greenhouse gas emissions to 76% of our fiscal year 2019 baseline value. The sustainability metric will operate as a modifier of up to 10% to the payout of fiscal year 2024 PRSU awards. The earned PRSUs (after any applicable adjustments) remain subject to the NEO's continued employment through the settlement date of the PRSUs (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios).

The adjusted EPS performance targets for the fiscal year 2024 PRSUs are annual goals determined by the Compensation Committee at the beginning of each year in the performance period. Results against these annual targets are averaged at the conclusion of the three-year performance period to determine baseline payouts between 0% and 200%. We believe that our ability to maintain Starbucks standing as one of the most recognized and respected brands in the world requires us

to effectively scale and adjust our business to fluctuating market opportunities and conditions on an annual basis, while also remaining focused on long-term success and retention. In this regard, the Compensation Committee believes that, by using concurrent annual goals over a three-year period, we can best align the financial objectives for our NEOs with accountability for both long-term stockholder value creation and the business plans and goals approved by our board.

Annual adjusted EPS goals are set at threshold, target, and maximum levels to provide for payouts that vary from the target number of PRSUs if performance results are greater than target (up to a maximum 200% payout) or lower than target (down to a 25% payout for threshold performance). If the threshold adjusted EPS goal under the PRSUs is not met, then the awards will pay out at zero. Linear interpolation will be applied to performance that falls between adjusted EPS goals.

Three-year relative TSR performance is measured against the S&P 500. The TSR metric will modify the fiscal year 2024 PRSUs (as well as our other outstanding PRSU grants) as follows: (i) upwards to a maximum of 125% if Starbucks TSR ranking is equal to or exceeds the 75th percentile, and (ii) downwards to a threshold of 75% if Starbucks TSR ranking is equal to or below the 25th percentile, with linear interpolation to be applied if Starbucks TSR ranking is between the 25th and 75th percentile. We believe that the S&P 500 Index is an appropriate benchmark because the S&P 500 Index represents a robust, broad representation of the potential opportunity cost of investing in the Company from an investor's perspective.

RELATIVE TSR MODIFIER

≤25th Percentile	50th Percentile	≥75th Percentile
75%	100%	125%

The talent metric will modify the fiscal year 2024 PRSUs as follows: (i) upwards to a maximum of 110% if the talent goal of 2% representation growth is met or exceeded; and (ii) downwards to 90% if representation growth is less than 1.5% over the three-year performance period.

TALENT MODIFIER(1)

<1.5%	1.5% to <2.0%	≥2%
90%	100%	110%

(1) For improvement of representation of U.S. people of color partners at the manager level and above.

The sustainability metric will modify the fiscal year 2024 PRSUs as follows: (i) upwards to a maximum of 110% if the sustainability goal of reducing Starbucks greenhouse gas emissions is met at 73% or below our fiscal year 2019 baseline value; and (ii) downwards to 90% if Starbucks greenhouse gas emissions exceeds 85% of our fiscal year 2019 baseline value over the three-year performance period.

SUSTAINABILITY MODIFIER

>85%	>73% to ≤85%	≤73%
90%	100%	110%

The threshold, target, and maximum number of PRSUs that could have been earned by the NEOs are disclosed in the Fiscal Year 2024 Grants of Plan-Based Awards Table on page 73.

PRSU ADJUSTED EPS TARGETS AND PERFORMANCE THROUGH THE END OF FISCAL YEAR 2024

The table below sets forth the adjusted EPS goals for each of the last three fiscal years and the application of the TSR modifier to the payout of PRSUs awarded to our NEOs in November 2021. As indicated below, the adjusted EPS goal for fiscal year 2024 and actual adjusted EPS results apply to the third year of the three-year performance period for the PRSUs awarded to our NEOs in November 2021, the second year of the three-year performance period for the PRSUs awarded to our NEOs in November 2022, and the first year of the three-year performance period for the PRSUs awarded to our NEOs in November 2023. We have not disclosed our adjusted EPS goal for fiscal year 2025 as such goal was not set until after the conclusion of fiscal year 2024, and the disclosure of such goal prior to the completion of the performance period would cause us competitive harm. We intend to disclose this goal after the performance period has been completed. We will also take a similar approach with respect our fiscal year 2026 adjusted EPS goal, which will be set after the conclusion of fiscal year 2025.

	Fiscal Year 2022			Fiscal Year 2023			Fiscal Year 2024		
PRSU Granted 11/10/2021[(1)]	Threshold	Target	Max	Threshold	Target	Max	Threshold	Target	Max
EPS: Goals by Year	$2.906	$3.419	$3.692	$2.989	$3.516	$3.798	$3.511	$4.130	$4.461
EPS Result		$3.010[(2)]			$3.618[(2)]			$3.350[(2)]	
Result as a % of Target		88%			103%			81%	
Payout Result		45%			135%			0%	
TSR Result	→						TSR -11.1% 19th Percentile Rank		
Representation Modifier Result	→						13.8% URM Mgr+ +2.2% Achievement		

November 2021 PRSU Modifier	
US Based Partners	
Avg EPS Payout Result	60.00%
Three-Year TSR Modifier	75.00%
Representation Modifier	95.00%
Nov 2021 PRSU Modifier	42.75%

	Fiscal Year 2023			Fiscal Year 2024			Fiscal Year 2025		
PRSU Granted 11/18/2022[(3)]	Threshold	Target	Max	Threshold	Target	Max	Threshold	Target	Max
EPS: Goals by Year	$2.989	$3.516	$3.798	$3.511	$4.130	$4.461	—	—	—
EPS Result		$3.618[(2)]			$3.350[(2)]				
Result as a % of Target		103%			81%				
Payout Result		135%			0%				
TSR Result	→						→		
Representation Modifier Result	→						→		

	Fiscal Year 2024			Fiscal Year 2025			Fiscal Year 2026		
PRSU Granted 11/14/2023	Threshold	Target	Max	Threshold	Target	Max	Threshold	Target	Max
EPS: Goals by Year	$3.511	$4.130	$4.461	—	—	—	—	—	—
EPS Result		$3.350[(2)]							
Result as a % of Target		81%							
Payout Result		0%							
TSR Result	→			→					
Talent Modifier Result	→			→					
Sustainability Modifier Result	→			→					

(1) Mr. Narasimhan received a grant of fiscal year 2022 PRSUs on October 1, 2022.

(2) Adjusted EPS is a non-GAAP measure. Appendix A includes a reconciliation of adjusted EPS to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

(3) Mr. Lerman received a grant of fiscal year 2023 PRSUs on May 15, 2023.

The table below sets forth the number of fiscal year 2022 PRSUs held by our NEOs that vested and were settled in shares in November 2024.

Named Executive Officer	Number of Fiscal Year 2022 PRSUs Vested
Brian Niccol	N/A
Rachel Ruggeri	10,907
Brady Brewer	8,484
Bradley E. Lerman	N/A
Michael Conway	10,907
Laxman Narasimhan(1)	7,371

(1) PRSUs vested in November 2024 reflect the portion of Mr. Narasimhan's replacement grant that was aligned to the fiscal year 2022-2024 PRSU cycle.

FISCAL YEAR 2024 TIME-BASED RSUs

The time-based RSUs granted to our NEOs in November 2023 will vest annually in equal installments of 25%, commencing on the first anniversary of the grant date, subject to the NEO's continued employment through each vesting date of the RSUs (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios). Time-based RSUs are an important tool for us to retain and incentivize our highly sought-after NEOs since the value of the awards will be delivered over a four-year period, subject to continued service with us. In addition, time-based RSUs become more valuable as our stock price increases, which aligns the recipients' interests with the interests of our shareholders. Grants of time-based RSUs also support executives' stock ownership goals. The time-based RSUs granted to the NEOs in fiscal year 2024 are disclosed in the Fiscal Year 2024 Grants of Plan-Based Awards Table on page 73.

OUR COMPENSATION PHILOSOPHY

While we consider many factors in our executive pay decisions, we are guided by the core philosophies and principles discussed below.

Pay for performance

The vast majority of pay for our executive officers is at risk and performance-based, with measures aligned to the Company's long-term growth plan. Performance is assessed in the following ways:

- The Company's financial performance, including results against long-term growth
- Return to shareholders over time, relative to our peers
- The Company's talent and inclusion and sustainability performance, including results against predefined measures
- The individual performance of executive officers

Alignment with shareholders

Our compensation programs are designed to align our executive officers' interests with those of our shareholders. The vast majority of pay for our NEOs is tied to Company performance or our stock price. We also maintain stock ownership guidelines for executive officers.

Programs that drive long-term profitable growth

We invest in and reward talent with the greatest potential to drive the long-term profitable growth of our Company, while holding executive officers accountable to the Company's strategy and values.

Simplicity and transparency

Our compensation programs include clear performance measures and line of sight for partners.

Recognition of individual performance

Our compensation programs reward individual performance in a number of areas that contribute to our growth and success. For example, our executive officers are responsible for achieving non-financial goals, which are critical to the long-term success of our business, reflect our external responsibility as global leaders, and add value for our shareholders, partners, and other stakeholders.

In addition, our compensation programs consider individual performance against our cultural values and leadership behaviors. Executive officers are thus motivated to deliver results that align with Company values and shareholder interests.

Alignment of approach across the workforce

Our partners, at every level, are our most important asset. We believe the strength of our workforce is one of the significant contributors to our success as a global brand that leads with purpose. Therefore, one of our core strategies is to invest in and support our partners to differentiate our brand, products, and services in the competitive specialty coffee market. The Compensation Committee takes seriously the Company's goal to structure pay programs, from the ceo down through the entire workforce, in a manner that reinforces the Company's growth agenda. Our approach of considering pay competitiveness and rewarding exceptional performance applies not only to our executive officers but also to the broader workforce.

OUR EXECUTIVE COMPENSATION PROCESS

The Compensation Committee's role in setting executive compensation

The Compensation Committee typically reviews target total direct compensation (base salary, target annual cash incentive award, and target value of long-term equity incentives) annually at its November meeting following the conclusion of the fiscal year. Target total direct compensation is designed to be competitive with compensation offered by peer companies and consistent with market data, as explained below.

Typically, at the same November meeting, the Compensation Committee approves, for each NEO:

- base salary,
- the target value of an annual cash incentive award (as a percentage of base salary),
- annual cash incentive payment (for performance in the prior fiscal year),
- performance goals for a new annual cash incentive award, and
- long-term equity grants.

This allows the Compensation Committee to consider comprehensive information, including the performance of each NEO during the prior fiscal year, when making final compensation decisions.

Management's role in setting executive compensation

Our ceo and key members of our Partner Resources and our Law & Corporate Affairs departments help support the Compensation Committee's executive compensation process and regularly attend portions of the Compensation Committee's meetings. As part of the executive compensation process, our ceo provides their perspective to the Compensation Committee regarding the performance of their executive leadership team, which includes all our executive officers and certain other senior officers of the Company. Members of the Partner Resources team present recommendations to the Compensation Committee on the full range of annual executive compensation decisions, including (i) annual and long-term incentive compensation plans, (ii) target competitive positioning, and (iii) target total direct compensation for each executive officer. These recommendations are developed in consultation with our ceo (except with regard to their own compensation) and are supported by market data.

The role of consultants in setting executive compensation

The Compensation Committee engaged Pay Governance as its outside independent compensation consultant for fiscal year 2024. The Compensation Committee's consultant regularly attends committee meetings and attends executive sessions as requested by the Compensation Committee chair. During fiscal year 2024, Pay Governance did not perform any services for Starbucks other than advising on executive compensation and non-employee director compensation under its engagement by the Compensation Committee. Pay Governance's role also included reviewing, validating, and providing input on information, programs, and recommendations made by management.

Internal pay equity

The Compensation Committee considers internal pay equity, among other factors, when making compensation decisions because the Compensation Committee believes that a failure to maintain an appropriate balance in the pay levels among members of our executive leadership team creates inappropriate business risks. However, the Compensation Committee does not use a fixed ratio or formula when comparing compensation among Starbucks executive officers.

Benchmarking

The Compensation Committee reviews compensation levels and designs at peer companies as part of its decision-making process so it can set total compensation levels and practices that it believes are competitive and aligned with Starbucks scale and performance. The Compensation Committee generally sets target total direct compensation for our executives to be competitive with compensation at peer companies and to reflect other market data, taking into consideration factors such as scope of job responsibilities and individual performance of the executive. The Compensation Committee's executive compensation determinations are based on its review of such factors and are informed by the experiences of the committee members, as well as input from the independent compensation consultant.

The market data considered as part of the Compensation Committee's annual pay-setting process reflects compensation levels and practices for executives holding comparable positions at peer group companies and also includes broader compensation survey data.

Peer group

The Compensation Committee, with assistance from its independent compensation consultant, annually reviews the composition of our peer group. As part of such reviews, the Compensation Committee considers specific criteria and recommendations regarding companies to add to or remove from the peer group.

Our peer group companies generally are global companies with complex management needs and strong brand profiles in the consumer staples, consumer discretionary, and information technology-software and services industries. In addition, we consider other factors, including the following:

Category	Criteria
General	• Publicly traded (not a subsidiary) • U.S. based (not a foreign issuer) • Comprehensive disclosure (recent initial public offerings may be excluded due to limited information)
Industry/Business Focus	• Consumer Discretionary and Consumer Staples • IT & Software Services—limited to companies focused on digital transactions and payment processing
Size	• 0.25x to 4.0x Starbucks revenue • 0.25x to 4.0x Starbucks 12-month average market cap value
Other	• Commonly identified peer of continuing peer companies • Premier brand names with global operations • Competitor for executive talent • Growth profile

For fiscal year 2024, the Compensation Committee, in consultation with its independent compensation consultant, modified the fiscal year 2023 peer group by removing Marriott International, Inc. and V.F. Corporation because they no longer meet the size criteria set forth above and adding Chipotle Mexican Grill, Inc. and Keurig Dr Pepper Inc. because they meet the industry focus and size criteria set forth above.

Starbucks Fiscal Year 2024 Executive Compensation Peer Group Companies

Consumer Staples

The Coca-Cola Company
Colgate-Palmolive Company
General Mills, Inc.
The Kraft Heinz Company
PepsiCo, Inc.
The Procter & Gamble Company
Kimberly-Clark Corporation
Mondelez International, Inc.

Consumer Discretionary

Chipotle Mexican Grill, Inc.
The Estée Lauder Companies Inc.
Keurig Dr Pepper Inc.
McDonald's Corporation
Nike, Inc.
Target Corporation

IT-Software and Services

PayPal Holdings, Inc.
Visa Inc.

	Revenues as of each company's most recent four quarters ended on September 29, 2024 (in millions)	Market capitalization as of September 30, 2024 (in millions)	Employees as of most recent fiscal year
25th Percentile	$19,989	$50,826	34,000
Median	$31,028	$84,822	79,100
Starbucks	$36,176	$110,476	361,000
75th Percentile	$46,366	$218,438	108,000

In March 2024, during its normal review process and in consultation with its independent compensation consultant, the Compensation Committee determined the peer group companies to be used for fiscal year 2025 compensation decisions and which was used to benchmark compensation for Mr. Niccol during his hiring process. For the fiscal year 2025 peer group, the Compensation Committee modified the peer group by removing Visa Inc. because they no longer meet the size criteria set forth above, and adding American Express Company, Mastercard Incorporated, T-Mobile US, Inc., and The Walt Disney Company because they meet the size criteria set forth above and were identified as global, consumer-facing companies that may compete with Starbucks for talent.

FISCAL YEAR 2025 EXECUTIVE COMPENSATION PROGRAM CHANGES

In determining our compensation practices for fiscal year 2025, the Compensation Committee was mindful of the feedback provided by shareholders and the results of our most recent advisory vote on executive compensation. We continued to refine our Annual Incentive Bonus Plan to simplify the overall design while providing deeper accountability, driving performance, and reinforcing our priorities of belonging, joy, and sustainability. To that end, the Annual Incentive Bonus Plan for fiscal year 2025 will continue to provide that 75% of each participant's target incentive opportunity will be earned based on adjusted net revenue and adjusted operating income financial metrics and 25% of each participant's target incentive opportunity will be tied to individual performance against shared goals. The Compensation Committee will assess individual performance using a scorecard of quantifiable business, functional, and cultural key performance indicators, including goals aligned with our "Back to Starbucks" strategy and goals intended to create a culture of belonging, joy, and sustainability, which are critical to driving collaboration, performance, and productivity and building long-term value.

In addition, with respect to our fiscal year 2025 PRSU program, a new three-year average global, company operated, comparable store sales metric was added with a 50% weighting, and the three-year average adjusted EPS metric was reduced to a 50% weighting. In addition, the relative total shareholder return modifier was revised to provide for a payout range (rather than linear interpolation between relative total shareholder return percentiles), and the talent and sustainability modifiers were removed. These changes were made to simplify and provide clarity regarding our long-term objectives, incentivize long-term sales growth, and more closely align with the long-term priorities of our "Back to Starbucks" strategy. The Compensation Committee believes these changes will drive sustained focus from our executive leadership team on the metrics that we believe will build long-term value for our shareholders.

The chart below illustrates the components of the Annual Incentive Bonus Plan for fiscal year 2025.

FISCAL YEAR 2025 DESIGN

Total Company Revenue **(35%)**	Total Company OI **(40%)**	+	Individual Performance Against Shared Goals (25%)

The chart below summarizes the updated components of the Leadership Stock Plan for fiscal year 2025, which reflects the new three-year average global, company operated, comparable store sales metric ("comp"), the revised relative total shareholder return modifier, and the removal of the talent and sustainability modifiers.

Fiscal Year 2025 PRSU Design

1. Three-year average EPS payout result (based on annual targets), **weighted 50%**
2. **Three-year average global, company operated, comp payout result** (based on annual targets), **weighted 50%**
3. Relative total shareholder return modifier **payout range** (no interpolation)
4. Talent metric removed
5. Sustainability metric removed


FY25
FY26
FY27
CALCULATION
One-year EPS Target
One-year EPS Target
One-year EPS Target
Three-Year Average Result (50% weighting)
1
+
2 One-year Comp Target
One-year Comp Target
One-year Comp Target
Three-Year Average Result (50% weighting)
×
Three-year relative TSR vs S&P 500
Three-Year Performance Modifier

3 RELATIVE TSR MODIFIER

≤25th Percentile	50th Percentile	≥75th Percentile
75%	100%	125%

EXECUTIVE COMPENSATION GOVERNANCE POLICIES AND PRACTICES

Executive stock ownership guidelines

Our long-standing stock ownership guidelines encourage executive officers to have a long-term equity stake in Starbucks, align their interests with those of our shareholders, and mitigate potential compensation-related risk. The guidelines provide that executive officers must hold a multiple of their annual base salary in Starbucks stock as shown at right:

Position	Ownership Requirement (Multiple of Base Salary)
ceo	6x
executive officers	3x
other evps	2x

An executive officer generally has five years to achieve the minimum ownership requirement. However, an executive who is not on track to meet the applicable requirement by the end of the third year after becoming subject to the guidelines will be required to hold 50% of the net shares received upon the exercise of stock options and the vesting of RSUs. This holding requirement increases to 100% if the executive has not met the minimum ownership guideline by year five.

In addition to shares held outright, unvested RSUs that are subject only to a time-vesting condition count towards the ownership threshold. As of the date of this proxy statement, all our NEOs who are current executive officers exceeded their applicable ownership requirement.

Risk assessment

We believe that the design and objectives of our executive compensation program provide an appropriate balance of incentives for executives and avoid inappropriate risks. Specifically, our executive compensation program includes, among other things, the following design features:

- Balanced mix of fixed versus variable compensation and cash-based versus equity-based compensation;
- Variable compensation based on a variety of performance goals, including Company and, where appropriate, individual performance goals;
- Balanced mix of short-term and long-term incentives;
- Stock ownership and holding requirements;
- Anti-hedging and pledging policies that apply to all partners;
- Payout caps on incentive plans;
- Recoupment policy; and
- Compensation Committee oversight of incentive and commission arrangements below the executive level.

For fiscal year 2024, Pay Governance performed an annual risk assessment of our compensation objectives, philosophy, and forms of compensation and benefits for all partners, including executives. Based upon this review, management and the Compensation Committee concluded that our compensation practices and policies do not create risks that are reasonably likely to have a material adverse effect on the Company, and Pay Governance supported this conclusion. A report summarizing the results of this assessment was reviewed and discussed with the Compensation Committee at its June 2024 meeting.

Recoupment of incentive compensation beyond Dodd-Frank

We maintain a Recovery of Incentive Compensation Policy, which applies to all executive vice presidents and above, which provides for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers as required by SEC and Nasdaq rules. Our Recovery of Incentive Compensation Policy also allows our Compensation Committee to recover all forms of cash and equity incentive compensation, whether time-based or performance-based in the event of a non-restatement related miscalculation or in the event that a covered person has engaged in misconduct or was aware of or willfully blind to misconduct that occurred in an area over which the covered person had supervisory authority (whether or not in connection with a restatement). The full text of our Recovery of Incentive Compensation Policy was filed as Exhibit 97 to the Company's Annual Report on Form 10-K for the year ended September 29, 2024.

Equity grant and approval timing practices

Most of our equity grants occur on pre-established dates pursuant to our equity grant guidelines, with annual grants generally occurring on the later of the second business day after the public release of fiscal year-end earnings, or, if later, the final day of the board's November meeting. Annual awards for executives are granted in specified dollar amounts, with the number of shares for each time-based RSU and PRSU grant determined by dividing the dollar amount by the closing market price of our stock on the grant date. We do not make off-cycle equity grants to our executive officers except in connection with a promotion or in connection with hiring a new partner.

The Compensation Committee approves annual awards for partners at the executive vice president level and above. The Compensation Committee has delegated authority to the ceo and evp, chief partner officer to make annual grants, within certain parameters, to partners at the senior vice president level and below, and to newly hired or newly promoted partners below the executive officer level. All other new hire and promotion grants at the executive vice president level and above are approved by the Compensation Committee.

Insider trading policy

We have an insider trading policy ("Insider Trading Policy"), which governs the purchase, sale, and other dispositions of our securities by directors, partners (including executive officers), and Starbucks itself, and is designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards. Our Insider Trading Policy prohibits Starbucks partners (including executive officers) and directors from engaging in transactions designed to offset decreases in the market value of Starbucks securities, including certain forms of hedging and monetization transactions, such as "zero-cost collars" and "prepaid variable forward contracts". Our Insider Trading Policy also prohibits partners and directors from holding Starbucks stock in a margin account or pledging Starbucks stock as collateral for a loan. The full text of our Insider Trading Policy was filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K for the year ended September 29, 2024.

No current executive officer or director, or any of their immediate family members, holds shares of Starbucks common stock that have been pledged to secure any personal or other indebtedness.

Compensation consultant independence

To ensure the independence of the Compensation Committee's compensation consultant, the Compensation Committee has the sole authority to retain, terminate, and obtain the advice of Pay Governance (at the Company's expense). In connection with its engagement of Pay Governance in fiscal year 2024, the Compensation Committee considered various factors bearing upon Pay Governance's independence, including the amount of fees received by Pay Governance from Starbucks as a percentage of Pay Governance's total revenue, Pay Governance's policies and procedures designed to prevent conflicts of interest, and the lack of any business or personal relationship that could impact Pay Governance's independence. After reviewing these and other factors, the Compensation Committee determined that Pay Governance was independent and that its engagement did not present any conflicts of interest. Pay Governance also determined that it was independent from management and confirmed this in a written statement delivered to the chair of the Compensation Committee.

OTHER FISCAL YEAR 2024 COMPENSATION MATTERS

Perquisites and other executive benefits

Our executive compensation program includes executive perquisites and other benefits. The aggregate incremental cost of providing these perquisites and other benefits to our NEOs is detailed in the Fiscal Year 2024 All Other Compensation Table on page 72. We believe that many of the perquisites and other executive benefits we provide are consistent with those offered by the companies that we compete with for executive talent as well as ensuring their personal health and safety and security. We also believe that offering these benefits serves the objective of attracting and retaining top executive talent, and in the case of Mr. Niccol was integral to his hire as discussed in more detail in the section entitled "*ceo New Hire Package*" on page 42. Further, we believe that the usage of Company aircraft discussed below allows our executives to be more productive and to dedicate more of their time and focus to Company business and are necessitated by security considerations in many cases.

We offer the following perquisites to our NEOs, as applicable:

Security. We believe that the personal safety and security of our senior executives is of the utmost importance to the Company and its shareholders. Pursuant to our executive security program, we may provide security services to certain executives. Security services include home security systems and monitoring and, in some cases, personal security services, which may include protection of family members, private aviation, and driver service. These protections are provided due to the range of security issues encountered by senior executives of large, multinational corporations. Based on an independent, third-party security study, in fiscal year 2024, the independent members of the board decided to provide personal security services to Mr. Niccol and Mr. Narasimhan during their respective tenures as ceo due to heightened security considerations.

Given Mr. Niccol's ceo role, the enhanced media attention that Mr. Niccol and Starbucks are subject to, and the current threat landscape, the security study for Mr. Niccol recommended that Mr. Niccol use private aviation for all air travel, whether for personal, commuting, or business purposes. Accordingly, the Company provides commuting air travel to Mr. Niccol as well as personal non-commuting air travel worth up to $250,000. In the event that Mr. Niccol reaches such $250,000 threshold, he is required to reimburse the Company as permitted under applicable Federal Aviation Administration ("FAA") regulations for the aggregate incremental cost of his further personal non-commuting private aircraft travel.

The security study also recommended the implementation of additional security measures for Mr. Niccol's travel in elevated-risk destinations, which includes dedicated car and driver service for ground transportation in Seattle, given the profile of Starbucks and Mr. Niccol in the Seattle community.

Similar to Mr. Niccol, during Mr. Narasimhan's tenure as ceo and given the enhanced media attention that Mr. Narasimhan was, and Starbucks is, subject to, the security study for Mr. Narasimhan recommended that Mr. Narasimhan use private aviation for all air travel, whether for personal or business purposes. The security study also recommended the implementation of physical security modifications to his home which were provided due to the occurrence of increased security risk incidents at his home and additional security measures for Mr. Narasimhan's travel in elevated-risk destinations, which included dedicated car and driver service for ground transportation in Seattle, given the profile of Starbucks and Mr. Narasimhan in the Seattle community.

We view the security services provided to Mr. Niccol and Mr. Narasimhan as an integral part of our risk management program and as necessary and appropriate business expenses. However, because such services may be viewed as conveying a personal benefit to Mr. Niccol and Mr. Narasimhan, we have reported the aggregate incremental costs of such services in the "All Other Compensation" column of the Summary Compensation Table as required by Item 402 of Regulation S-K. The Company did not pay personal security costs for any other executive in fiscal year 2024, except in connection with business-related travel.

Company Aircraft. The Company maintains aircraft to facilitate business travel. Our comprehensive Corporate Aircraft Use Policy includes guidelines for annual reporting to the Audit Committee to ensure transparency relative to aircraft usage and the business purpose served. In accordance with the Corporate Aircraft Use Policy, the ceo and individuals approved by the Audit Committee may enter into an aircraft time-sharing agreement with Starbucks. Mr. Niccol entered into and is a party to, and Mr. Narasimhan had entered into and was a party to, such an aircraft time-sharing agreement, which agreements require that they each reimburse the Company for their personal non-commuting use (after, in the case of Mr. Niccol, his unreimbursed personal non-commuting use reaches $250,000) as permitted under FAA regulations for the aggregate incremental cost incurred by the Company in providing personal non-commuting travel to such individuals. Such aggregate incremental cost includes direct operating costs (such as fuel, landing fees, customs fees, foreign permit or similar fees, hangar expenses away from the aircraft's home base, catering, flight crew travel expenses, flight planning and weather services, trip-related maintenance, and flight-specific insurance) for the personal travel and for any "deadhead" positioning related to personal travel. Mr. Narasimhan's time sharing agreement terminated when he left the Company.

The Company's Corporate Aircraft Use Policy further allows for personal guests of executive officers and board members to travel on business-related flights on our corporate aircraft under certain limited circumstances. The policy also allows for certain executive personal travel done in connection with a flight that is otherwise for a business purpose. Both types of use result in imputed income to the executive or director under Internal Revenue Service regulations, and the Company does not cover, reimburse, or otherwise "gross-up" any income tax due from any applicable executive officer or board member on such imputed income. There is typically no more than a minimal incremental cost to the Company for personal guests' travel, but, if any aggregate incremental cost is incurred by the Company due to personal travel, the entirety of the aggregate incremental cost is reported in the "All Other Compensation" column of the Summary Compensation Table (for example, incremental catering expenses).

Executive Physicals and Life and Disability Insurance. We offer to pay for annual physical examinations for all partners at the senior vice president level and above. These examinations provide a benefit to both the Company and the executive at a relatively small cost to the Company. We also provide life and disability insurance to all partners at the vice president level and above at a higher level than is provided to partners generally. The amounts paid in respect of these benefits to our NEOs in fiscal year 2024 are detailed in the Fiscal Year 2024 All Other Compensation Table.

Relocation, Office, and Expatriate Benefits. We provide relocation assistance (including tax reimbursement) to some individual contributor and manager-level partners and all partners at the director level and above, which in fiscal year 2024 included Mr. Niccol. Mr. Niccol has been provided temporary housing in Seattle until he can find permanent secondary housing arrangements pursuant to the terms of his offer letter. Mr. Niccol's offer letter also provides for establishment of a remote office in his city of primary residence, which has not yet been completed. Under limited circumstances, we provide certain reimbursements and benefits (including tax reimbursement and expatriate income tax equalization) to partners that expatriate to another country for work on the Company's behalf.

Deferred Compensation. Executives, as well as partners at the director level and above in the U.S., are eligible to defer cash compensation under the Management Deferred Compensation Plan ("MDCP"). The MDCP is primarily intended to provide eligible partners a before-tax means of saving over and above that available under the 401(k) plan and is a benefit offered by many of our peer companies. We do not pay or guarantee above-market returns. The appreciation, if any, in the account balances of plan participants is due solely to participant contributions and the underlying performance of the selected measurement investment funds. The measurement investment fund alternatives available to MDCP participants are identical to the investment funds available to 401(k) plan participants. The Company does not make matching contributions under the MDCP.

Other Benefits. We offer a comprehensive benefits package to all eligible full-and part-time partners in the U.S. and locally competitive benefits packages in other countries. In addition to our equity incentive plan discussed above, we offer an employee stock purchase plan to partners in the U.S. and Canada that allows participants to purchase Starbucks stock at a 5% discount to the fair market value at the end of each offering period under the plan. We provide matching 401(k) plan contributions, insurance coverage, paid sick time, vacation, holiday, and parental leave, among other benefits. Certain benefit programs that are available to all partners may include tax reimbursement. Executives are eligible to participate in all benefit plans we offer to partners generally. We believe these benefits help motivate all our partners.

EXECUTIVE COMPENSATION AGREEMENTS AND ARRANGEMENTS

Severance and CIC Plan

The Compensation Committee maintains the Severance and CIC Plan, which is intended to provide uniformity and internal equity with respect to severance benefits among similarly situated executives and helps us avoid protracted negotiations with departing executives. We also believe the Severance and CIC Plan provides for benefits comparable to those offered by members of our peer group. All of our currently employed NEOs are eligible to participate in the Severance and CIC Plan.

The table below describes the material features of the Severance and CIC Plan and the Compensation Committee's rationale for the design of the plan.

Severance and CIC Plan	Material Features	Rationale for Design
Termination without Cause Outside CIC Period(1)	• Limited cash severance (1.5x sum of base and target bonus, or 2x in the case of the ceo), 50% of which is paid within 10 business days following the release effective date, and 50% of which is paid 18 months after termination • Continued vesting of outstanding equity awards granted after August 31, 2022 (prorated based on length of service during vesting period), with performance-based awards earned based on actual performance determined at the end of the relevant performance period • Vested stock options remain exercisable for the lesser of 36 months following the termination date or the 10-year anniversary of the original grant date • Prorated bonus earned based on actual financial performance (assuming 100% achievement of any individual performance targets), paid at the same time annual bonuses are paid to similarly situated partners • A lump sum cash payment equal to 18 months' of average COBRA coverage cost, paid within 10 business days following the release effective date • Outplacement service benefits, or at the Company's discretion, a lump sum up to $25,000 for such services • Requires a departing executive to sign a release of claims acceptable to us and to comply with restrictive covenant obligations as a condition to receiving these severance benefits	• Provides reasonable compensation to executives who leave the Company under certain non-change in control-related circumstances to facilitate their transition to new employment • Consistent with market practice; helps us attract and retain talented executives • Avoids protracted negotiations with individual executives outside of the change in control context • Release of claims mitigates potential employer liability and helps to avoid future disputes or litigation • Restrictive covenants protect the Company by prohibiting competition; solicitation of or interference with our partners, other service providers, clients, customers, suppliers, and similar third parties; and disparagement of our products, partners, officers, directors, consultants, and joint venture partners
Termination without Cause or Resignation for Good Reason During CIC Period(2)	• "Double-trigger" provisions provide for limited cash severance (2x sum of base and target bonus, or 2.99x in the case of the ceo), paid within 10 business days following the release effective date • A payment equal to 18 months of COBRA premiums • Accelerated vesting of outstanding equity awards granted after August 31, 2022 (with performance-based awards vesting at target if the termination occurs on or prior to the last day of the performance period and based on actual achievement if the termination occurs after the last day of the performance period), consistent with the "double-trigger" treatment that applies to all partners with equity awards • Prorated bonus earned based on the greater of target and actual financial performance • Outplacement service benefits, or at the Company's discretion, a lump sum up to $25,000 for such services • Requires a departing executive to sign a release of claims acceptable to us and to comply with restrictive covenant obligations as a condition to receiving these severance benefits	• Preserves morale and productivity and encourages executives to maintain the stability of our business during the potentially volatile period accompanying a change in control and to pursue transactions that are in the best interests of our shareholders regardless of the possible effect of those transactions on their employment • Double-trigger acceleration preserves retention power of unvested equity following a change in control of the Company and prevents windfalls that could occur if vesting accelerated automatically as a result of the transaction • Consistent with market practice; helps us attract and retain talented executives • Avoids protracted negotiations with individual executives during the change in control context • Release of claims mitigates any potential employer liability and avoids future disputes or litigation • Restrictive covenants protect the Company by prohibiting competition; solicitation of, or interference with, our partners, other service providers, clients, customers, suppliers, and similar third parties; and disparagement of our products, partners, officers, directors, consultants, and joint venture partners

(1) For Mr. Niccol, a resignation for good reason will constitute a qualifying termination under our Severance and CIC Plan, whether prior to, in connection with or following a change in control.

(2) For purposes of the Severance and CIC Plan, the "CIC Period" refers to the period commencing 89 days before, and ending 24 months following, a change in control of the Company.

Separation of Laxman Narasimhan

On August 13, 2024, the Company announced that effective August 12, 2024, Laxman Narasimhan would no longer serve as the Company's chief executive officer or as a member of the Board. Mr. Narasimhan's separation from the Company is a termination by the Company "without cause" for purposes of all plan benefits as well as contractual entitlements, including under Mr. Narasimhan's offer letter, dated September 1, 2022, and the Company's Severance and CIC Plan. Mr. Narasimhan executed a Separation Agreement and Release, which provided for the severance benefits set forth in his offer letter and our Severance and CIC Plan in consideration for a release of claims in favor of Starbucks and compliance with restrictive covenants, which included, among other provisions, compliance with non-solicitation, non-competition, and non-disparagement requirements. For more information, regarding Mr. Narasimhan's severance benefits, please see the section entitled "*Potential Payments Upon Termination or Change in Control*" on page 77.

Brian Niccol's Offer Letter

In addition to providing for the right to participate in our Severance and CIC Plan, Mr. Niccol's offer letter provided for certain severance benefits with respect to his signing bonus and replacement equity awards and certain modifications to the severance benefits set forth in our Severance and CIC Plan, in each case, as described in the section entitled "*ceo New Hire Package*" on page 42.

2005 Long-Term Equity Incentive Plan and Equity Award Agreements

2005 LONG-TERM EQUITY INCENTIVE PLAN

The 2005 Long-term Equity Incentive Plan provides for "double-trigger" accelerated vesting of equity awards granted under the plan (with any performance-based awards vesting at target), which benefit applies to all partners with equity awards. Unvested awards will accelerate vesting if (i) there is a change in control, and (ii) either (a) awards are assumed or substituted with awards of the surviving company or certain specified transactions occur and the partner is terminated without cause or resigns for good reason during the one-year period following the change in control, or (b) awards are not assumed or substituted with awards of the surviving company and/or certain specified transactions occur where the assumption or substitution of awards is not possible, in which case such awards vest immediately upon a change in control. We believe that such benefits preserve the retention power of unvested equity following a change in control of the Company and also provide for a reasonable benefit in the event that awards are not continued.

DEATH OR DISABILITY

Consistent with the practice of many of our peers and to help our partners and their families through challenging life events, the Company's equity award agreements provide that all equity awards will fully vest upon a termination due to a partner's death or disability (with any PRSUs vesting at target if the termination occurs on or prior to the last day of the performance period and based on actual achievement if the termination occurs after the last day of the performance period).

RETIREMENT

Except with respect to certain promotion and new hire time-based RSUs that do not provide for retirement vesting, the Company's equity award agreements provide that if a partner retires, all unvested time-based RSUs will continue to vest as if the partner had not terminated employment or service and, if such termination occurs more than six months after the date of grant, all PRSUs will remain outstanding and eligible to vest based on actual performance through the performance period. A partner is retirement-eligible after attainment of age 55 and at least 10 years of credited continuous service with the Company. We believe providing for retirement vesting encourages partners to pursue long-term careers with the Company and is a benefit that is offered by many of our peers.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE REPORT

The Compensation Committee is intimately involved in the both the goal setting and decision-making processes for the Company's executive compensation programs. The Compensation Committee has reviewed and discussed this Compensation Discussion and Analysis with the Company's management. Based on this process and its thorough review, the Compensation Committee recommended to the board that this Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

Ritch Allison (chair)
Andy Campion
Beth Ford
Mike Sievert

EXECUTIVE COMPENSATION TABLES

Summary compensation table

The following table sets forth information regarding fiscal years 2024, 2023, and 2022 compensation for our NEOs, except fiscal years 2023 and 2022 for Mr. Niccol and Mr. Brewer and fiscal year 2022 for Mr. Lerman were not provided because they were not NEOs in those years.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Brian Niccol chairman and chief executive officer	2024	$61,538	$5,000,000	$90,291,772	$30,295	$418,071	$95,801,676
Rachel Ruggeri executive vice president, chief financial officer and former interim chief executive officer	2024	$913,335	$0	$5,385,429	$311,738	$16,506	$6,627,008
	2023	$882,182	$0	$4,584,049	$1,267,364	$16,545	$6,750,140
	2022	$833,085	$0	$2,951,606	$0	$11,705	$3,796,396
Brady Brewer chief executive officer, Starbucks International	2024	$767,218	$0	$4,814,831	$242,833	$116,245	$5,941,127
Brad Lerman executive vice president, chief legal officer	2024	$759,931	$0	$2,875,008	$286,385	$243,572	$4,164,896
	2023	$331,734	$0	$1,893,098	$373,777	$375,318	$2,973,927
Michael Conway former chief executive officer, Starbucks North America	2024	$996,711	$0	$5,321,123	$438,750	$119,165	$6,875,749
	2023	$971,299	$0	$5,785,389	$1,638,589	$26,266	$8,421,543
	2022	$924,997	$0	$4,370,131	$0	$666,501	$5,961,629
Laxman Narasimhan former chief executive officer	2024	$1,221,158	$0	$14,354,444	$0	$5,955,090	$21,530,692
	2023	$1,275,000	$0	$9,717,954	$2,885,480	$726,097	$14,604,531
	2022	$0	$1,600,000	$7,186,870	$0	$6,955	$8,793,825

(1) For Mr. Niccol, includes a sign-on bonus of $5,000,000, which was paid upon the one-month anniversary of his commencing employment with the Company as chairman and chief executive officer, effective September 9, 2024.

(2) Represents the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718. Time-based RSUs are entitled to dividend equivalents and therefore, no adjustment is made to the grant date fair value as dividends are paid upon vesting of the award in share equivalents. The grant date fair value of time-based RSUs was calculated based on the closing price of the Company's common stock on the date of grant. The grant date fair value of PRSUs is calculated using a Monte-Carlo simulation performed as of the date of grant by an independent third-party. Consistent with the requirements of FASB ASC Topic 718, because the grant date for a PRSU occurs when performance targets are approved, PRSU values in this column include: (i) for fiscal year 2024 — 33.33% of each of the fiscal year 2024 PRSUs, the fiscal year 2023 PRSUs, and the fiscal year 2022 PRSUs (except in the case of Mr. Niccol's replacement PRSU award for which 100% of his PRSUs are reported since the performance targets for all his PRSUs were approved in fiscal year 2024), (ii) for fiscal year 2023 — 33.33% of each of the fiscal year 2023 PRSUs, the fiscal year 2022 PRSUs, and the fiscal year 2021 PRSUs (except in the case of Mr. Narasimhan for which 33.33% of his PRSUs, which were granted in fiscal year 2022 to allow him to participate in the Company's in-progress fiscal year 2021-2023 PRSU program and 33.33% of his PRSUs, which were granted in fiscal year 2022 to allow him to participate in the Company's in-progress fiscal year 2022-2024 PRSU program were reported), and (iii) for fiscal year 2022 — 33.33% of each of the fiscal year 2022 PRSUs, the fiscal year 2021 PRSUs, and the fiscal year 2020 PRSUs (except in the case of Mr. Narasimhan for which 66.67% of his PRSUs, which were granted in fiscal year 2022 to allow him to participate in the Company's in-progress fiscal year 2021-2023 PRSU program and 33.33% of his PRSUs, which were granted in fiscal year 2022 to allow him to participate in the Company's in-progress fiscal year 2022-2024 PRSU program were reported). The remaining portions of the awards granted in fiscal year 2024 and fiscal year 2023 (except in the case of Mr. Niccol's replacement PRSU award) will be linked to adjusted EPS goals for subsequent fiscal years and will be reported in the Summary Compensation Table for those fiscal years.

The following table shows the closing common stock prices used to calculate the grant date fair value of time-based RSUs reported for fiscal years 2024, 2023, and 2022.

Time-Based RSU Award	Price Per Share
Fiscal Year 2024	
FY24 RSUs	$96.31 to $105.60
FY23 RSUs	$97.95 to $106.64
FY22 RSUs	$84.26 to $113.25

The following table includes the assumptions used to calculate the grant date fair value of PRSUs reported for fiscal years 2024, 2023, and 2022.

	Assumptions (Operating Goals)	Assumptions (TSR Goal)				
PRSU Award	Expected Payout	Fair Value	Dividend Yield	Interest Rate	Historical Volatility	Remaining Performance Period on the Grant Date (Years)
Fiscal Year 2024						
CEO Replacement PRSUs	100%	$96.31	0.00%	3.39%	32.54%	2.98
Year 1 of FY24 PRSUs	100%	$119.19	0.00%	4.54%	28.01%	2.87
Year 2 of FY23 PRSUs	100%	$121.73	0.00%	4.80%	30.51%	1.87
Year 3 of FY22 PRSUs	100%	$111.97	0.00%	5.22%	23.36%	0.87
Fiscal Year 2023						
CEO Replacement PRSUs	100%	$109.75	0.00%	4.27%	36.46%	2.86
Year 1 of FY23 PRSUs	100%	$109.75	0.00%	4.27%	36.46%	2.86
Year 2 of FY22 PRSUs	100%	$101.87	0.00%	4.49%	30.35%	1.86
Year 3 of FY21 PRSUs	100%	$100.29	0.00%	4.65%	37.32%	0.87
Fiscal Year 2022						
CEO Replacement PRSUs	100%	$86.46	0.00%	4.18%	28.93%	2.00
Year 1 of FY22 PRSUs	100%	$120.69	0.00%	0.79%	31.74%	2.89
Year 2 of FY21 PRSUs	100%	$120.97	0.00%	0.47%	36.56%	1.89
Year 3 of FY20 PRSUs	100%	$109.07	0.00%	0.15%	22.39%	0.89

The fair value of the PRSUs granted in fiscal year 2024, assuming achievement of the maximum performance level of 200%, would have been: Mr. Niccol: $116,583,623; Ms. Ruggeri: $6,770,942; Mr. Brewer: $5,629,746; Mr. Lerman: $2,949,927; Mr. Conway: $7,042,341; and Mr. Narasimhan: $17,508,953. In accordance with GAAP, the fair value of stock awards granted to a retirement-eligible partner will be expensed earlier than identical stock awards granted to a partner who is not retirement eligible. During fiscal year 2024, Mr. Conway was retirement eligible.

(3) These amounts represent earned annual incentive bonuses under the Annual Incentive Bonus Plan.

(4) The table below shows the components of "All Other Compensation" for the NEOs.

Fiscal year 2024 all other compensation table

Name	Life Insurance Premiums ($)[1]	Retirement Plan Contributions ($)[2]	Other ($)	Total ($)
Brian Niccol	$0	$0	$418,071 [3]	$418,071
Rachel Ruggeri	$2,025	$7,991	$6,490 [4]	$16,506
Brady Brewer	$1,273	$17,250	$97,722 [5]	$116,245
Bradley E. Lerman	$6,786	$9,961	$226,825 [6]	$243,572
Michael Conway	$3,060	$17,250	$98,855 [7]	$119,165
Laxman Narasimhan	$2,805	$17,250	$5,935,035 [8]	$5,955,090

(1) Represents the premiums paid on behalf of our NEOs under our executive life insurance plans.

(2) Represents Company matching contributions to the accounts of our NEOs in the Company's 401(k) plan.

(3) Mr. Niccol's expenses include temporary housing expenses in the amount of $143,567 (which includes $77,445 of tax-related payments); $6,303 in COBRA reimbursements; $48,671 in reimbursements in legal fees incurred in negotiating the terms of his employment (which includes $20,691 of tax-related payments); and physical protection security expenses in the amount of $127,765. Personal driver services were provided to Mr. Niccol at no incremental cost and is fulfilled by Starbucks salaried partners as part of his executive protection support. Additional security expenses, as provided for under Mr. Niccol's offer letter and recommended pursuant to an independent third-party security study, include $72,398 of expenses related to his use of Starbucks aircraft for travel between his city of primary residence and Starbucks headquarters and $19,367 related to his other personal use of Company aircraft, both for which Mr. Niccol was also imputed income under Internal Revenue Service regulations. Mr. Niccol's aircraft expenses represent the aggregate incremental cost incurred by the Company to operate the aircraft for such use, including fuel costs, flight crew travel expenses, in-flight catering, landing fees, communication expenses, and other trip-related variable costs, and do not include fixed costs that would be incurred regardless

of whether there was any non-business use of the aircraft, such as aircraft purchase costs, pilot and crew salaries, insurance costs, and maintenance. For trips that involve mixed non-business and business usage, we include the incremental cost of any non-business usage (i.e., the excess of the cost of the actual trip over the cost of a hypothetical trip without the non-business usage).

(4) Ms. Ruggeri's expenses include expenses related to an annual physical exam in the amount of $3,400 and premiums paid on her behalf under our executive disability insurance plan in the amount of $3,090.

(5) Mr. Brewer's expenses include expenses related to an annual physical exam in the amount of $3,400 and premiums paid on his behalf under our executive disability insurance plan in the amount of $2,160. Mr. Brewer was based internationally during fiscal year 2019 before assuming his role as ceo, Starbucks International. Accordingly, Mr. Brewer received benefits in connection with his international assignment which included tax equalization support in the amount of $92,126 which occurred in fiscal year 2024. Mr. Brewer also received a tax-related payment of $36 in connection with our music streaming benefit that is available to all partners.

(6) Mr. Lerman's expenses include expenses related to an annual physical exam in the amount of $3,400, premiums paid on his behalf under our executive disability insurance plan in the amount of $4,170, and relocation assistance in the amount of $219,255 (which includes $87,157 of tax-related payments) paid in fiscal year 2024 in connection with Mr. Lerman joining the Company. For fiscal year 2023, the relocation assistance amount disclosed for All Other Compensation included $30,845 of tax-related payments associated with Mr. Lerman's relocation.

(7) Mr. Conway's expenses include expenses related to an annual physical exam in the amount of $3,400 and premiums paid on his behalf under our executive disability insurance plan in the amount of $3,570. Mr. Conway was based internationally during fiscal year 2020 before assuming his role as ceo, Starbucks North America. Accordingly, Mr. Conway received benefits in connection with his international assignment, which included tax equalization support in the amount of $91,849, which occurred in fiscal year 2024. Mr. Conway also received a tax-related payment of $36 in connection with our music streaming benefit that is available to all partners, which he also received in fiscal year 2023 and fiscal year 2022.

(8) Mr. Narasimhan's expenses include security expenses in the amount of $694,025 for physical security modifications to his home which were provided due to the occurrence of increased security risk incidents at his home, personal driver expenses in the amount of $97,090, expenses related to an annual physical exam in the amount of $3,400, premiums paid on his behalf under our executive disability insurance plan in the amount of $3,021, and relocation assistance in the amount of $12,092 (which includes $11,271 of tax-related payments) paid in fiscal year 2024 in connection with Mr. Narasimhan joining the Company. Mr. Narasimhan's expenses also include $248 of expenses (which represent the aggregate incremental cost to the Company) related to a personal guest of Mr. Narasimhan's riding on board a business trip, as permitted by Starbucks Aircraft Usage Policy, for which guest travel Mr. Narasimhan was also imputed income under the Internal Revenue Service regulations. Additionally, this includes the actual cash severance payments earned and paid to Mr. Narasimhan in fiscal year 2024 under the Severance and CIC Plan in connection with his termination of employment effective August 12, 2024, which includes: (i) $4,200,000 representing 50% of Mr. Narasimhan's cash severance payment (the remaining 50% of which will be paid 18 months following his termination date), (ii) $860,559 representing Mr. Narasimhan's prorated bonus earned based on actual financial performance for fiscal year 2024 (assuming 100% achievement of any individual performance targets), (iii) $39,600 representing a lump sum cash payment equal to 18 months' of Mr. Narasimhan's average COBRA coverage cost, and (iv) $25,000 for outplacement services. For fiscal year 2023, the relocation assistance amount disclosed for All Other Compensation included $158,257 of tax-related payments associated with Mr. Narasimhan's relocation.

Fiscal year 2024 grants of plan-based awards table

The following table sets forth information regarding fiscal year 2024 annual incentive bonus awards and equity awards granted to our NEOs in fiscal year 2024.

				Potential Future Payouts Under Non-Equity Incentive Plan Awards			Potential Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units	Grant Date Fair Value of Stock and Option Awards
Name	Award Type	Approval Date	Grant Date[1]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)[2]
Brian Niccol	Annual Incentive[3]			$675,000	$3,600,000	$7,200,000					
	RSUs[6]	8/11/2024	9/16/2024							332,260	$31,999,961
	PRSUs[7]	8/11/2024	9/16/2024				249,196	498,391	996,782		$58,291,811
Rachel Ruggeri	Annual Incentive[3]			$215,156	$1,147,500	$2,295,000					
	RSUs[4]	11/7/2023	11/14/2023							18,939	$1,999,958
	PRSUs[5]	11/7/2023	11/14/2023				2,368	9,470	18,940		$1,128,729
Brady Brewer	Annual Incentive[3]			$145,313	$775,000	$1,550,000					
	RSUs[4]	11/7/2023	11/14/2023							18,939	$1,999,958
	PRSUs[5]	11/7/2023	11/14/2023				2,368	9,470	18,940		$1,128,729
Bradley E. Lerman	Annual Incentive[3]			$142,875	$762,000	$1,524,000					
	RSUs[4]	11/7/2023	11/14/2023							13,258	$1,400,045
	PRSUs[5]	11/7/2023	11/14/2023				1,657	6,629	13,258		$790,111
Michael Conway	Annual Incentive[3]			$281,250	$1,500,000	$3,000,000					
	RSUs[4]	11/7/2023	11/14/2023							17,045	$1,799,952
	PRSUs[5]	11/7/2023	11/14/2023				2,131	8,523	17,046		$1,015,856
Laxman Narasimhan	Annual Incentive[3]			$525,000	$2,800,000	$5,600,000					
	RSUs[4]	11/14/2023	11/14/2023							53,030	$5,599,968
	PRSUs[6]	11/14/2023	11/14/2023				6,629	26,516	53,032		$3,160,442

(1) Annual equity awards granted in November 2023 were approved by the Compensation Committee except for grants to Mr. Narasimhan, which were approved by the independent members of the board upon the recommendation of the Compensation Committee. In accordance with our equity grant timing policy in place at the time of the November 2023 grant, the grant date for the regular annual

equity grant was the final date of the November board meeting. Replacement equity awards granted to Mr. Niccol in September 2024 were approved by the independent members of the board as part of Mr. Niccol's offer letter, which were made in respect of certain outstanding equity awards that Mr. Niccol forfeited when he left his previous employer to join Starbucks.

(2) The grant date fair value is computed in accordance with FASB ASC Topic 718 for PRSUs and time-based RSUs granted during the applicable fiscal year. Consistent with the requirements of FASB ASC Topic 718, other than with respect to Mr. Niccol's replacement PRSU award, the value of the PRSUs is based on one-third of the full number of shares for which target adjusted EPS was established in fiscal year 2024 for the award that was granted on November 14, 2023. The remaining portions of the awards granted in November 2023 will be linked to adjusted EPS goals for subsequent fiscal years and will be reported in the Summary Compensation Table for those fiscal years. Excludes the grant date fair value for the adjusted EPS performance-related component of the PRSUs granted in fiscal year 2023 and fiscal year 2022 based on the probable or target outcome of the fiscal year 2024 adjusted EPS performance-related component because these PRSUs were not granted in fiscal year 2024. The amounts included in the "Stock Awards" column of the Summary Compensation Table for fiscal year 2024 related to the PRSUs granted in fiscal year 2023 and fiscal year 2022 are as follows: $0 for Mr. Niccol; $2,256,742 for Ms. Ruggeri; $1,686,144 for Mr. Brewer; $684,853 for Mr. Lerman; $2,505,314 for Mr. Conway; and $5,594,034.32 for Mr. Narasimhan. In the case of Mr. Niccol's replacement PRSU award granted on September 16, 2024, 100% of his PRSUs are reported since the performance targets for all his PRSUs were approved in fiscal year 2024. Please see footnote (2) of the Summary Compensation Table for more information.

(3) Represents awards under the Annual Incentive Bonus Plan payable in cash as further described in the section entitled "Annual Incentive Bonus Plan" in the CD&A.

(4) Reflects time-based RSUs that vest in four equal annual installments, subject to rounding of partial shares, beginning on the first anniversary of the grant date.

(5) The amount shown in these rows reflect the share amount, specifically the threshold, the target, and the maximum potential awards of PRSUs granted for fiscal year 2024 performance. The material terms of the PRSUs are described in the section entitled "Long-term Incentives under the Leadership Stock Plan" in the CD&A.

(6) Reflects time-based RSUs that vest in three equal annual installments, subject to rounding of partial shares, beginning on the first anniversary of Mr. Niccol's start date on September 9, 2024.

(7) The amount shown in this row reflects the share amount, specifically the threshold, the target, and the maximum potential awards of PRSUs granted to Mr. Niccol, as part of his replacement award. The material terms of the PRSUs are further described in the section entitled "*ceo New Hire Package*" in the CD&A.

The following narrative provides further detail with respect to the information in the table above.

Equity Awards. In fiscal year 2024, we granted each of our NEOs who was employed by the Company prior to the beginning of the year long-term performance-based compensation in the form of PRSUs and time-based RSUs. In connection with Mr. Niccol's commencement of employment with the Company, Mr. Niccol was granted PRSUs and time-based RSUs as part of his replacement equity grants in respect of certain outstanding equity awards that Mr. Niccol forfeited when he left his previous employer to join Starbucks. All equity awards shown in this table were granted under the 2005 Long-Term Equity Incentive Plan. PRSUs awarded to our NEOs in fiscal year 2024 will generally vest following certification of achievement against performance metrics by the Compensation Committee. The earned PRSUs will remain subject to the NEO's continued employment through the settlement date of the PRSUs (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios). Except for Mr. Niccol's replacement PRSUs, the final number of PRSUs earned also will be based on achievement of an adjusted EPS goal, a relative TSR modifier, a talent modifier, and a sustainability modifier as further discussed in the "*Long-Term Incentives Under the Leadership Stock Plan*" section of the CD&A beginning on page 55. For Mr. Niccol's replacement PRSUs, the final number of PRSUs earned will be based on achievement of a relative TSR modifier as further discussed in the "*ceo New Hire Package*" section on page 42. The time-based RSUs vest in four equal annual installments (three years in the case of Mr. Niccol's replacement time-based RSUs), subject to the NEO's continued employment through each vesting date of the RSUs (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios). The circumstances pursuant to which the vesting of PRSUs and time-based RSUs accelerate are described in the section "*ceo New Hire Package*" on page 42 and in the section entitled, "*Potential Payments Upon Termination or Change in Control*" on page 77.

Non-Equity Awards. These amounts reflect the potential threshold, target, and maximum annual incentive bonus awards payable to our NEOs as annual incentive bonuses for fiscal year 2024 under the Company's Annual Incentive Bonus Plan. Amounts shown are calculated as a percentage of fiscal year 2024 year-end base salary. See the "*Annual Incentive Bonus Plan*" section beginning on page 48 for further information. Threshold bonus amounts assume achievement of the objective performance goals, tied to adjusted net revenue and adjusted operating income, at 25% of target and an IPF payout of 0% of target. Target bonus amounts assume achievement of the objective performance goals, tied to adjusted net revenue and adjusted operating income, at the target amount and an IPF payout of 100% of target. Maximum bonus amounts assume achievement of the objective goals at the maximum for a payout of 200% of target and an IPF payout of 200% of target. The NEOs received actual bonuses for fiscal year 2024 in the amounts shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Outstanding equity awards at fiscal year 2024 year-end table

The following table provides information regarding stock options, PRSUs, and time-based RSUs held by our NEOs as of September 29, 2024. No NEO has any other form of equity award outstanding. For stock awards, the amount listed below includes accrued dividend equivalents on unearned and unvested RSUs.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Options (#) Total Grant	Number of Securities Underlying Exercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(3)
Brian Niccol	9/16/2024(4)						332,260	$32,348,834		
	9/16/2024(10)								996,782	$97,046,696
Rachel Ruggeri	11/11/2020(6)						1,000	$97,360		
	2/16/2021(5)						5,077	$494,263		
	11/10/2021(6)						8,501	$827,657		
	11/10/2021(7)						10,907	$1,061,906		
	11/18/2022(6)						17,545	$1,708,181		
	11/18/2022(8)								35,089	$3,416,265
	11/14/2023(6)						19,303	$1,879,340		
	11/14/2023(9)								7,239	$704,789
Brady Brewer	11/11/2020(6)						4,001	$389,537		
	11/10/2021(6)						6,613	$643,842		
	11/10/2021(7)						8,484	$826,002		
	11/18/2022(6)						12,759	$1,242,216		
	11/18/2022(8)								25,518	$2,484,432
	11/14/2023(6)						19,303	$1,879,340		
	11/14/2023(9)								7,239	$704,789
Bradley E. Lerman	5/15/2023(4)						7,757	$755,222		
	5/15/2023(8)								17,395	$1,693,577
	11/14/2023(6)						13,513	$1,315,626		
	11/14/2023(9)								5,067	$493,323
Michael Conway	11/11/2020(6)						4,001	$389,537		
	11/10/2021(6)						8,501	$827,657		
	11/10/2021(7)						10,907	$1,061,906		
	11/18/2022(6)						20,733	$2,018,565		
	11/18/2022(8)								41,468	$4,037,324
	11/14/2023(6)						17,373	$1,691,435		
	11/14/2023(9)								6,515	$634,300
Laxman Narasimhan	10/1/2022(4)						30,651	$2,984,181		
	10/01/2022(7)						7,371	$717,641		
	11/18/2022(6)						43,383	$4,223,769		
	11/18/2022(8)								50,324	$4,899,545
	11/18/2022(8)								14,752	$1,436,255
	11/14/2023(6)						21,080	$2,052,349		
	11/14/2023(9)								20,269	$1,973,390

(1) Includes the number of dividend equivalents accrued with respect to unvested PRSUs and time-based RSUs as of September 29, 2024.

(2) Value is calculated by multiplying the number of time-based RSUs that have not vested and the number of earned PRSUs that have not vested by the closing market price of our stock ($97.36) as of the close of trading on September 27, 2024 (the last trading day prior to our September 29, 2024, fiscal year end).

(3) Value is calculated by multiplying the number of PRSUs that may be earned with respect to such PRSUs (at the achievement levels set forth in footnotes 8, 9, and 10 hereto, as applicable) by the closing market price of our stock ($97.36) as of the close of trading on September 27, 2024; the actual number of PRSUs earned will be based upon performance against applicable goals.

(4) Reflects time-based RSUs that vest in three equal annual installments (except in the event of a qualifying termination, a qualifying retirement, as applicable, or certain change in control scenarios and subject to rounding of partial shares), beginning on the first anniversary of the grant date (except for Mr. Niccol's grant which vests beginning on the first anniversary of his start date on September 9, 2024).

(5) Reflects time-based RSUs that vest over four years, with 50% vesting on the second and fourth anniversary of the grant date (except in the event of a qualifying termination or certain change in control scenarios and subject to rounding of partial shares).

(6) Reflects time-based RSUs that vest in four equal installments (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios and subject to rounding or partial shares), beginning on the first anniversary of the grant date.

(7) Represents shares earned under PRSUs based on Starbucks performance through the end of the three-year performance period covering fiscal year 2022, fiscal year 2023, and fiscal year 2024. These shares were earned following certification of the adjusted EPS, TSR performance, and representation modifier by the Compensation Committee. The earned PRSUs remained subject to the NEO's continued employment through their settlement on November 13, 2024.

(8) Reflects PRSUs that are to be earned subject to (i) the achievement of adjusted EPS performance, subject to annual goals that are pre-established at the beginning of each of fiscal year 2023, fiscal year 2024, and fiscal year 2025; (ii) Starbucks TSR relative to the S&P 500 Index over a three-year period covering fiscal year 2023, fiscal year 2024, and fiscal year 2025; (iii) a representation modifier over a three-year period covering fiscal year 2023, fiscal year 2024, and fiscal year 2025; and (iv) the executive officer's employment through the settlement date (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios). The number of shares and the payout value for the PRSUs reflect payout at target since Starbucks adjusted EPS performance and relative TSR performance as measured through the end of the first two years of the three-year performance period exceeded threshold levels but did not exceed target levels.

(9) Reflects PRSUs that are to be earned subject to (i) the achievement of adjusted EPS performance, subject to annual goals that are pre-established at the beginning of each of fiscal year 2024, fiscal year 2025, and fiscal year 2026; (ii) Starbucks TSR relative to the S&P 500 Index over a three-year period covering fiscal year 2024, fiscal year 2025, and fiscal year 2026; (iii) a talent modifier over a three-year period covering fiscal year 2024, fiscal year 2025, and fiscal year 2026; and (iv) a sustainability modifier over a three-year period covering fiscal year 2024, fiscal year 2025, and fiscal year 2026; and (v) the executive officer's employment through the settlement date (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios). The number of shares and the payout value for the PRSUs reflect payout at threshold since Starbucks adjusted EPS performance as measured through the end of the first year of the three-year performance period did not exceed threshold levels. Further, Mr. Narasimhan's PRSUs were prorated pursuant to the Severance and CIC Plan.

(10) Reflects PRSUs that are to be earned subject to (i) the achievement of Starbucks TSR relative to the S&P 500 Index over a three-year period ending on September 9, 2027 and (ii) the executive officer's employment through the settlement date (except in the event of a qualifying termination, a qualifying retirement, or certain change in control scenarios). The number of shares and the payout value for the PRSUs reflect payout at maximum since Starbucks relative TSR performance as measured through the end of the fiscal year exceeded target levels.

Fiscal year 2024 option exercises and stock vested table

The following table provides information regarding stock options that were exercised by our NEOs and stock awards that vested during fiscal year 2024. Option award value realized is calculated by subtracting the aggregate exercise price of the options exercised from the aggregate market value of the shares of common stock acquired on the date of exercise. Stock award value realized is calculated by multiplying the number of shares shown in the table by the closing price of our stock on the date the stock awards vested.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Brian Niccol	—	—	—	—
Rachel Ruggeri	—	—	16,190	$1,753,607
Brady Brewer	28,863	$1,390,184	37,464	$4,039,004
Bradley E. Lerman	—	—	3,751	$288,871
Michael Conway	—	—	41,176	$4,502,825
Laxman Narasimhan	—	—	62,379	$6,415,025

Nonqualified deferred compensation

MANAGEMENT DEFERRED COMPENSATION PLAN

The NEOs are eligible to participate in the MDCP, a nonqualified plan the benefits of which are paid by Starbucks out of our general assets. The plan is subject to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended. We maintain a trust agreement with an independent trustee establishing a rabbi trust for the purpose of funding benefits payable to participants (including NEOs) under our MDCP in the event of a change in control. It is currently funded with a nominal amount of cash.

Deferrals. Participants may defer up to 70% of base salary to the MDCP and up to 85% of bonuses paid under certain eligible annual incentive bonus plans. Bonus deferral elections are available only to those who are eligible and enroll during the annual enrollment window that takes place prior to the start of each fiscal year. We do not provide matching contributions on participant MDCP deferrals.

Earnings. The MDCP uses measurement benchmarks to credit earnings on compensation deferred under the plan. Those measurement benchmarks are based on the same funds available under our 401(k) plan. Participants choose how to allocate their account balance among the measurement funds and may change how current deferred compensation is allocated at any time, subject to certain redemption fees and other limitations imposed by frequent trading restrictions and plan rules. Changes generally become effective as of the first trading day following the change.

In-Service Withdrawals and Separation from Service Distributions. At the time of making the deferral election for a particular year, a participant elects when the associated deferred compensation will be distributed. In general, the participant can receive scheduled "in-service" withdrawals or hardship withdrawals while still employed or have distributions paid upon separation from service. The specific distribution options depend on whether the deferred compensation was earned before or after January 1, 2005, and is subject to other plan rules.

For separation from service distributions, account balances resulting from any previous Company match and deferred compensation earned on and after January 1, 2005, can be paid either in a lump sum or in up to 10 annual installments, in each case beginning within 60 days or one year after separation from service. For partners who became newly eligible on or after October 1, 2010, and certain other partners, separation from service distributions can be paid either in a lump sum or amortized over a period of two to five years, in each case beginning within 60 days or one year after separation from service. If a participant is considered a "specified employee" on their separation date, Section 409A requires that the payments be delayed for six months after such separation date. Account balances resulting from pre-2005 deferred compensation can be distributed either in a lump sum within 60 days of separation or, if the participant is at least age 65 on their separation date, in up to 10 annual installments. Retirement age under the MDCP is age 65, and no current NEO with an MDCP balance was retirement eligible under the MDCP during fiscal year 2024.

Fiscal year 2024 nonqualified deferred compensation table

The following table shows contributions, earnings, withdrawals, and distributions during fiscal year 2024 and the account balances as of September 29, 2024, for our NEOs under the MDCP.

Name	Executive Contributions ($)	Starbucks Contributions ($)	Aggregate Earnings ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at End of Fiscal Year 2024 ($)[2]
Brian Niccol	—	—	—	—	—
Rachel Ruggeri	$830,888[3]	—	$399,235	—	$2,178,704
Brady Brewer	—	—	$50,400	—	$215,292
Bradley E. Lerman	—	—	—	—	—
Michael Conway	—	—	—	—	—
Laxman Narasimhan	—	—	—	—	—

(1) We do not provide above-market or preferential earnings on MDCP contributions, so these amounts were not reported in the Summary Compensation Table. MDCP participants can select only from among the same investment funds as are available under our 401(k) plan.

(2) Of these balances, the following amounts, which were in the form of executive and any previous Company contributions were reported in the "Salary," "Non-Equity Incentive Plan Compensation," and "All Other Compensation" columns in the Summary Compensation Table in prior-year proxy statements: Mr. Niccol - N/A; Ms. Ruggeri - $983,243; Mr. Brewer - N/A; Mr. Lerman - $0; Mr. Conway - $0; and Mr. Narasimhan - $0. The information in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

(3) This amount was deferred from Ms. Ruggeri's fiscal year 2024 base salary and eligible annual incentive bonus pay (if the NEO elected deferral of bonus pay), which is reported in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table for fiscal year 2024.

Potential payments upon termination or change in control

As described in the CD&A, our currently employed NEOs are entitled to certain payments and benefits under the Severance and CIC Plan in the event such NEOs experience certain qualifying terminations of employment. For additional information regarding the material features of the Severance and CIC Plan and the rationale for each feature, please refer to the section entitled, "*Severance and CIC Plan*" beginning on page 67. In addition, as described in the CD&A, our currently employed NEOs are entitled to certain equity award acceleration and continued vesting benefits in the event such NEOs experience certain terminations of employment, including death, disability, retirement, and certain other qualifying terminations of employment. For additional information regarding this acceleration and continued vesting benefits, please refer to the sections entitled, "ceo New Hire Package" on page 42 and "*2005 Long-term Equity Incentive Plan and Equity Award Agreements*" beginning on page 69.

The following table shows the estimated value that may be realized by each of the NEOs (other than Mr. Narasimhan) in the event of the following events occurring as of September 29, 2024 (the last day of fiscal year 2024):

- Death
- Disability
- Retirement
- Termination without cause (or in the case of our ceo, resignation for good reason)
- Change in control where equity awards are assumed or substituted (or certain specified change in control transactions occur but there is no qualifying termination or other vesting event as set forth in the 2005 Long-term Equity Incentive Plan)

- Change in control where equity awards are not assumed or substituted (this also includes certain specified transactions where the assumption or substitution of awards is not possible)
- Termination without cause or resignation for good reason in connection with a change in control

In the case of Mr. Narasimhan, the table reflects the estimated value of the severance payments and benefits that Mr. Narasimhan received or will receive under his offer letter, dated September 1, 2022, and our Severance and CIC Plan, in consideration for his execution of a release of claims in favor of Starbucks, and compliance with restrictive covenants, which included, among other provisions, compliance with non-solicitation, non-competition, and non-disparagement requirements. In the case of Mr. Conway, the table reflects the estimated value of the continued vesting benefits that Mr. Conway received when he retired on November 30, 2024. No other NEOs were eligible to receive retirement vesting benefits during or as of the last day of fiscal year 2024.

With respect to PRSUs and time-based RSUs, the table below includes the estimated potential incremental value of additional PRSUs and time-based RSUs (assuming target achievement in the case of PRSUs) that would have vested for our NEOs as of September 29, 2024 (the last day of fiscal year 2024) under the acceleration or continued vesting scenarios described above. The table does not include benefits generally available to all partners or payments and benefits that the NEOs would have already earned during their employment with the Company whether or not a qualifying termination or other acceleration event had occurred. The PRSU and time-based RSU award value was calculated by multiplying the number of accelerated shares (or the number of shares that will continue to vest following termination) by the closing market price of our stock on September 27, 2024 ($97.36) (the last trading day prior to our September 29, 2024, fiscal year end). Of the NEOs, Mr. Conway satisfied the criteria for "retirement" under the 2005 Long-term Equity Incentive Plan as of September 29, 2024, and retired effective November 30, 2024. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different and can only be determined at the time a qualifying termination or other acceleration or continued vesting event actually occurs. Factors that could affect these amounts include the time during the year of any such event, the Company's stock price, and the executive's age.

Name	Type of Award/Plan	Death ($)	Disability ($)	Retirement ($)	Termination without Cause ($)	Change in Control w/ Assumption or Substitution ($)	Change in Control w/out Assumption or Substitution ($)	Termination without Cause or Resignation for Good Reason in Connection with Change in Control ($)
Brian Niccol	Cash Severance	—	—	N/A	$10,430,295(1)	—	—	$15,764,393(2)
	COBRA	—	—	N/A	$39,960(1)	—	—	$39,960(2)
	Outplacement	—	—	N/A	$25,000(1)	—	—	$25,000(2)
	PRSUs and RSUs	$80,872,181(3)	$80,872,181(3)	N/A	$80,872,181(5)	—	$80,272,181(6)	$80,872,181(7)
Rachel Ruggeri	Cash Severance	—	—	N/A	$3,409,988(1)	—	—	$5,278,500(2)
	COBRA	—	—	N/A	$29,520(1)	—	—	$29,520(2)
	Outplacement	—	—	N/A	$25,000(1)	—	—	$25,000(2)
	PRSUs and RSUs	$13,726,202(3)	$13,726,202(3)	N/A	$4,269,742(5)	—	$13,726,202(6)	$13,726,202(7)
Brady Brewer	Cash Severance	—	—	N/A	$2,567,833(1)	—	—	$3,875,000(2)
	COBRA	—	—	N/A	$39,960(1)	—	—	$39,960(2)
	Outplacement	—	—	N/A	$25,000(1)	—	—	$25,000(2)
	PRSUs and RSUs	$11,390,438(3)	$11,390,438(3)	N/A	$3,811,161(5)	—	$11,390,438(6)	$11,390,438(7)
Bradley E. Lerman	Cash Severance	—	—	N/A	$2,572,385(1)	—	—	$3,810,000(2)
	COBRA	—	—	N/A	$29,520(1)	—	—	$29,520(2)
	Outplacement	—	—	N/A	$25,000(1)	—	—	$25,000(2)
	PRSUs and RSUs	$5,737,717(3)	$5,737,717(3)	N/A	$2,743,809(5)	—	$5,737,717(6)	$5,737,717(7)
Michael Conway	Cash Severance	—	—	N/A	—	—	—	—
	COBRA	—	—	N/A	—	—	—	—
	Outplacement	—	—	N/A	—	—	—	—
	PRSUs and RSUs	—	—	$13,985,764(4)	—	—	—	—
Laxman Narasimhan(8)	Cash Severance	—	—	N/A	$9,260,559(1)	—	—	—
	COBRA	—	—	N/A	$39,960(1)	—	—	—
	Outplacement	—	—	N/A	$25,000(1)	—	—	—
	PRSUs and RSUs	—	—	N/A	$19,248,169(8)	—	—	—

(1) Under the Severance and CIC Plan, in the event of a termination of employment by the Company without cause (or, in the case of the ceo, if the ceo resigns for good reason) other than during the CIC Period, participants are entitled to receive (i) an amount equal to 1.5x the sum of the participant's base salary and target annual cash bonus (2x in the case of the ceo), (ii) a pro-rata portion of the participant's annual cash bonus for the year of termination based on actual Company performance (assuming 100% achievement of any individual performance targets), (iii) a lump sum cash payment equal to 18 months' COBRA coverage, and (iv) outplacement services, or at the Company's discretion, a lump sum up to $25,000 for such services.

(2) Under the Severance and CIC Plan, in the event of a termination of employment by the Company without cause or resignation for good reason, in each case, during the CIC Period, the severance payments and benefits participants are entitled to receive upon such a

termination are the same as those described in footnote 1 above with respect to a termination without cause outside of the CIC Period, except the multiple for the cash severance payment is 2x (2.99x in the case of the ceo) and the pro-rata bonus payment is based on the greater of target and actual Company performance.

(3) The Company's equity award agreements provide that all equity awards will fully vest upon a termination due to a partner's death or disability (with any PRSUs vesting at target if the termination occurs on or prior to the last day of the performance period and based on actual achievement if the termination occurs after the last day of the performance period). Notwithstanding the foregoing, Mr. Niccol's replacement PRSUs and time-based RSUs will continue to vest as described in the "*ceo New Hire Package*" section on page 42.)

(4) The Company's equity award agreements provide that if a partner voluntarily terminates employment or service after attainment of age 55 and at least 10 years of credited continuous service with the Company, all unvested time-based RSUs will continue to vest as if the partner had not terminated employment or service and, if such termination occurs more than six months after the date of grant, all PRSUs will remain outstanding and eligible to vest based on actual performance through the performance period. While we have assumed target level achievement with respect to PRSUs solely for purposes of this table, PRSUs would be earned based on actual performance determined at the end of the relevant performance period. Only Mr. Conway was retirement eligible at the end of fiscal year 2024 and he retired effective November 30, 2024.

(5) Under the Severance and CIC Plan, in the event of a termination of employment by the Company without cause (or, in the case of the ceo, if the ceo resigns for good reason) other than during the CIC Period, all PRSUs and time-based RSUs granted after August 31, 2022, will continue vesting as if the partner had not terminated employment or service (prorated based on length of service during the vesting period except for Mr. Niccol whose replacement equity awards will not be prorated as described in the *"ceo New Hire Package"* section on page 42). While we have assumed target level achievement with respect to PRSUs solely for purposes of this table, PRSUs would be earned based on actual performance determined at the end of the relevant performance period.

(6) The 2005 Long-term Equity Incentive Plan provides that unvested awards will accelerate vesting (with any performance-based awards vesting at target) if awards are not assumed or substituted with awards of the surviving company, in which case they vest immediately upon a change in control.

(7) Under the Severance and CIC Plan, in the event of a termination of employment by the Company without cause or resignation for good reason, in each case, during the CIC Period, all PRSUs and time-based RSUs granted after August 31, 2022, will fully vest (with performance-based awards vesting at target if the termination occurs on or prior to the last day of the performance period and based on actual achievement if the termination occurs after the last day of the performance period). PRSUs and time-based RSUs granted before August 31, 2022, will be treated in accordance with the "double trigger" treatment provided under the 2005 Long-term Equity Incentive Plan, which provides that unvested awards will accelerate vesting (with any performance-based awards vesting at target) if awards are assumed or substituted with awards of the surviving company and the partner is terminated without cause or resigns for good reason during the one-year period following the change in control.

(8) Mr. Narasimhan's severance payments and benefits included (i) the cash severance payments set forth in the Severance and CIC Plan (which also included a $25,000 payment for outplacement services); (ii) full vesting of his replacement grant time-based RSUs and his fiscal year 2023 time-based RSUs under the Leadership Stock Plan; (iii) the opportunity for his replacement grant PRSUs to vest based on actual performance following the end of the applicable performance period; and (iv) continued vesting of his fiscal year 2023 and fiscal year 2024 PRSUs and his fiscal year 2024 time-based RSUs under the Leadership Stock Plan (prorated, in each case, based on length of service during vesting period).

CEO pay ratio

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Act, presented below is the ratio of the annual total compensation of Mr. Niccol (who served as ceo on our determination date of September 29, 2024) to the annual total compensation of our median partner (excluding Mr. Niccol). The ratio is a reasonable estimate calculated in a manner consistent with SEC requirements. The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable because companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own ratios.

Starbucks employs approximately 361,000 partners in over 21,000 Company-operated stores, which impacts the comparability of our ceo pay ratio to the disclosed pay ratios of companies that operate solely under franchised- or licensed-store models. Partners frequently work in flexible, part-time roles, which has the effect of lowering the annual total compensation for our median employee. In addition, Starbucks is a global company, with approximately 150,000 partners outside the U.S. Therefore, the median compensation disclosed below is based on our global workforce and is not designed to capture the median compensation of our U.S. partners.

Finally, to attract and retain talent, we pay competitively and tailor employee benefits in each jurisdiction, resulting in total rewards offerings that vary from country to country. For this reason, and because each partner's relationship with our industry-leading total rewards offerings differs based on individual circumstances, we have not ascribed a value to healthcare or the other benefits provided to our partners. This allows total compensation of the median partner to represent the median of all partners based on elements of compensation shared generally among our partners worldwide.

Consistent with the methodology utilized for the fiscal year 2023 calculation, we identified our median employee from all full-time and part-time partners regardless of status who were on our payroll records as of a determination date of September 29, 2024, based on base wages paid during the twelve-month period ending on that date. For permanent partners hired during the twelve-month period, compensation was annualized to reflect a full year of wages. Compensation for international employees was converted to U.S. dollar equivalents applying an average exchange rate for the fiscal year. The fiscal year 2024 annual total compensation for Mr. Niccol was $97,813,843[1], as reported in the Summary Compensation Table of this proxy statement. The fiscal year 2024 annual total compensation for our median employee, a part-time barista in the U.S., was $14,674, including salary and Bean Stock awards. The ratio of our ceo's annual total compensation to our median employee's annual total compensation for fiscal year 2024 is 6,666 to 1.

(1) Mr. Niccol's base salary and annual cash incentive has been annualized as required under SEC rules. The Summary Compensation Table shows the actual base salary and annual cash incentive paid to Mr. Niccol for fiscal year 2024.

Pay versus performance

This section provides disclosure about the relationship between executive compensation actually paid to our principal executive officer ("PEO") and non-PEO NEOs and certain financial performance measures of the Company for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act (the "Pay Versus Performance Rules") and does not necessarily reflect how the Compensation Committee evaluates compensation decisions.

													Value of Initial Fixed $100 Investment Based On[5]:			
Fiscal Year[1]	Summary Comp Table Total for Kevin Johnson	Comp Actually Paid to Kevin Johnson[2][3]	Summary Comp Table Total for Howard Schultz	Comp Actually Paid to Howard Schultz[2][3]	Summary Comp Table Total for Laxman Narasimhan	Comp Actually Paid to Laxman Narasimhan[2][3]	Summary Comp Table Total for Rachel Ruggeri	Comp Actually Paid to Rachel Ruggeri[2][3]	Summary Comp Table Total for Brian Niccol	Comp Actually Paid to Brian Niccol[2][3]	Average Summary Comp Table Total for non-PEO NEOs	Average Comp Actually Paid to non-PEO NEOs[2][4]	Total Share-holder Return (3-Year)	Peer Group Total Share-holder Return (3-Year)	Net Income	Adjusted EPS[6]
2024[7]	$0	$0	$0	$0	$21,530,692	$5,709,978	$6,627,008	$3,900,195	$95,801,676	$96,434,632	$5,660,591	$3,904,722	$125.74	$137.32	$3,760.9	$3.350
2023	$0	$0	$757,597	$757,597	$14,604,531	$20,654,309			$0	$0	$5,232,406	$6,511,524	$114.96	$107.23	$4,124.5	$3.618
2022[8]	$16,718,154	($2,892,677)	$374,558	$374,558	$0	$0			$0	$0	$7,460,707	$1,988,554	$103.93	$94.25	$3,281.6	$3.010
2021	$20,425,162	$61,589,251	$0	$0	$0	$0			$0	$0	$5,901,721	$7,075,705	$136.25	$119.15	$4,199.3	$3.002

(1) The following table lists the PEO and non-PEO NEOs for each of fiscal years 2024, 2023, 2022, and 2021.

Year	PEO	Non-PEO NEOs
2024	Brian Niccol, Laxman Narasimhan, and Rachel Ruggeri	Michael Conway, Brady Brewer, and Bradley E. Lerman
2023	Laxman Narasimhan, Howard Schultz	Rachel Ruggeri, Michael Conway, Bradley E. Lerman, and Sara Kelly
2022	Howard Schultz, Kevin Johnson	Laxman Narasimhan, Rachel Ruggeri, John Culver, Michael Conway, and Rachel Gonzalez
2021	Kevin Johnson	Rachel Ruggeri, John Culver, Michael Conway, Rachel Gonzalez, Patrick Grismer, and Rosalind Brewer

(2) The dollar amounts reported represent the amount of "compensation actually paid," as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to our NEOs during the applicable year. For purposes of calculating "compensation actually paid," the fair value of equity awards is calculated in accordance with FASB ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Summary Compensation Table (refer to the Summary Compensation Table for additional information).

(3) The following table shows the amounts deducted from and added to the Summary Compensation Table total to calculate "compensation actually paid" to our PEOs in accordance with the Pay Versus Performance Rules:

	Laxman Narasimham
Fiscal Year	2024
Summary Compensation Table Total	$21,530,692
– Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($14,354,444)
+ Fair Value at Fiscal Year–End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$3,356,869
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	($1,456,811)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$0
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$236,657
– Fair Value as of Prior Fiscal Year–End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	($3,602,985)
Compensation Actually Paid	$5,709,978

	Rachel Ruggeri
Fiscal Year	2024
Summary Compensation Table Total	$6,627,008
– Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($5,385,429)
+ Fair Value at Fiscal Year–End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$3,742,874
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	($1,310,308)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$0
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$226,049
– Fair Value as of Prior Fiscal Year–End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$0
Compensation Actually Paid	$3,900,195

	Brian Niccol
Fiscal Year	2024
Summary Compensation Table Total	$95,801,676
– Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($90,291,772)
+ Fair Value at Fiscal Year–End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$90,924,728
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$0
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$0
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$0
– Fair Value as of Prior Fiscal Year–End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$0
Compensation Actually Paid	$96,434,632

(4) The following table shows the amounts deducted from and added to the average Summary Compensation Table total compensation to calculate the average "compensation actually paid" to our non-PEO NEOs in accordance with the Pay Versus Performance Rules.

Fiscal Year	Non-PEO NEOs 2024
Summary Compensation Table Total	$5,660,591
– Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($4,336,987)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$3,243,855
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	($958,098)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$0
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$295,361
– Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$0
Compensation Actually Paid	$3,904,722

(5) In accordance with the Pay Versus Performance Rules, the Company and the Company's peer group cumulative total shareholder return (the "Peer Group TSR") is determined based on the value of an initial fixed investment of $100 on September 25, 2020, through the end of the listed fiscal year. The Peer Group TSR set forth in this table was determined using S&P 500 Consumer Discretionary, which we also use in preparing the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report on Form 10-K for the fiscal year ended September 29, 2024.

(6) We have determined that adjusted EPS is the financial performance measure that, in the Company's assessment, represents the most important financial performance measure used to link "compensation actually paid" to our NEOs, for fiscal year 2024, to Company performance (the "Company Selected Measure" as defined in the Pay Versus Performance Rules). Adjusted EPS is a non-GAAP measure. Appendix A includes a reconciliation of adjusted EPS to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

(7) Ms. Ruggeri was an NEO for fiscal years 2021, 2022, 2023, and 2024 but served as interim ceo from August 12, 2024, until September 9, 2024. As a result, Ms. Ruggeri has been included as a non-PEO NEO for fiscal years 2021, 2022, and 2023 and as a PEO for fiscal year 2024.

(8) Mr. Narasimhan was an NEO for fiscal year 2022 but was not appointed as ceo until fiscal year 2024. As a result, Mr. Narasimhan has been included as a non-PEO NEO for fiscal year 2022.

TABULAR DISCLOSURE OF MOST IMPORTANT PERFORMANCE MEASURES

In accordance with the Pay Versus Performance Rules, the following table lists the four measures that, in the Company's assessment, represent the most important financial performance measures used to link "compensation actually paid" to the Company's NEOs, for fiscal year 2024, to Company performance, as further described in our CD&A within the sections titled "*Fiscal Year 2024 Executive Compensation Overview*" (see page 46), "*Financial Performance Goals (75%)*" (see page 49), and "*Fiscal Year 2024 Annual PRSUs*" (see page 56).

Most Important Performance Measures
Adjusted EPS(1) (Company selected measure)
Adjusted Net Revenue(2)
Adjusted Operating Income(3)
Relative Total Shareholder Return

(1) Adjusted EPS is a non-GAAP measure. Appendix A includes a reconciliation of adjusted EPS to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

(2) Adjusted net revenue is a non-GAAP measure. Appendix A includes a reconciliation of adjusted net revenue to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

(3) Adjusted operating income is a non-GAAP measure. Appendix A includes a reconciliation of adjusted operating income to the most directly comparable measure reported under GAAP as well as information regarding how these measures are calculated.

RELATIONSHIP BETWEEN "COMPENSATION ACTUALLY PAID" AND PERFORMANCE MEASURES

In accordance with the Pay Versus Performance Rules, the charts below illustrate how "compensation actually paid" to the NEOs aligns with the Company's financial performance as measured by TSR, net income, and adjusted EPS, as well as a comparison of TSR and Peer Group TSR.

COMPENSATION ACTUALLY PAID, TSR, AND PEER GROUP TSR



Compensation Actually Paid ($M)
100
80
60
40
20
0
Value of Initial $100 Investment from September 25, 2020
160
140
120
100
80
$61.6
$136
$119
$7.1
$0.4
$-2.9
$104
$94
$2.0
$0.8
$20.7
$115
$107
$6.5
$137
$126
$5.7
$3.9
$96.3
$3.9
2021
2022
2023
2024
PEO Compensation (Kevin Johnson)
PEO Compensation (Howard Schultz)
PEO Compensation (Laxman Narasimhan)
PEO Compensation (Rachel Ruggeri)
PEO Compensation (Brian Niccol)
Non-PEO Compensation
SBUX TSR
Peer TSR

COMPENSATION ACTUALLY PAID AND NET INCOME



Compensation Actually Paid ($M)
100
80
60
40
20
0
Net Income ($M)
5000
4000
3000
$61.6
$4,199.3
$7.1
$0.4
$-2.9
$3,281.6
$2.0
$0.8
$20.7
$4,124.5
$6.5
$3,760.9
$5.7
$3.9
$96.3
$3.9
2021
2022
2023
2024
PEO Compensation (Kevin Johnson)
PEO Compensation (Howard Schultz)
PEO Compensation (Laxman Narasimhan)
PEO Compensation (Rachel Ruggeri)
PEO Compensation (Brian Niccol)
Non-PEO Compensation
Net Income ($M)

COMPENSATION ACTUALLY PAID AND ADJUSTED EPS



Compensation Actually Paid ($M)
100
80
60
40
20
0
Adjusted EPS
4.0
3.5
3.0
2.5
2.0
$61.6
$3.002
$7.1
$0.4
$-2.9
$3.010
$2.0
$0.8
$20.7
$3.618
$6.5
$3.350
$5.7
$3.9
$96.3
$3.9
2021
2022
2023
2024
PEO Compensation (Kevin Johnson)
PEO Compensation (Howard Schultz)
PEO Compensation (Laxman Narasimhan)
PEO Compensation (Rachel Ruggeri)
PEO Compensation (Brian Niccol)
Non-PEO Compensation
Adjusted EPS


WINNIE
Koda
Cami
Winnie
Petunia
COOPER

Proposal 3
Ratification of Selection of Deloitte & Touche LLP as Our Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent external audit firm retained to audit the Company's financial statements. As a matter of good corporate governance, the Audit Committee requests that shareholders ratify its selection of Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for fiscal year 2025. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during fiscal year 2025 if it determines that such a change would be in the best interests of the Company and our shareholders. In addition to the selection of the firm, the Audit Committee is directly involved in the selection of Deloitte's lead engagement partner in conjunction with the mandated rotation of the person in that role.

The members of the Audit Committee and the board believe that the continued retention of Deloitte to serve as the Company's independent external auditor is in the best interests of the Company and its shareholders. We expect that representatives of Deloitte will attend the Annual Meeting. They will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions from shareholders.

The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm requires that the votes cast in favor of ratification exceed the votes cast against ratification.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

The Audit Committee reviews a description of the scope of services falling within pre-designated fee categories and imposes specific budgetary guidelines. The following table sets forth the aggregate fees from Deloitte, which were in compliance with our pre-approval policy, for fiscal year 2024 and fiscal year 2023 (amounts in thousands):

Type of Fees	Fiscal Year 2024	Fiscal Year 2023
Audit Fees	$9,098	$8,909
Audit-Related Fees	$6	$6
Tax Fees	$344	$277
All Other Fees	$232	—
Total	$9,680	$9,192

Audit Fees consist of fees paid to Deloitte for:

- the audit of the Company's annual financial statements included in the Annual Report on Form 10-K and review of financial statements included in the Quarterly Reports on Form 10-Q;
- the audit of the Company's internal control over financial reporting with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and
- services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under Audit Fees. This category includes fees related to audit and attest services not required by statute or regulations; due diligence related to mergers, acquisitions, and investments; and consultations concerning financial accounting and reporting standards.

Tax Fees consist of fees for professional services for tax compliance, tax advice, and tax planning. These services include assistance regarding federal, state, and international tax compliance, return preparation, tax audits, and customs and duties.

All Other Fees consist of fees for permitted services other than those that meet the criteria above. No such fees were incurred in fiscal year 2023.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of Deloitte and has concluded that it is.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is responsible for appointing, setting compensation for, and overseeing Deloitte's work. The Audit Committee has established a policy requiring its pre-approval of all audit and permissible non-audit services provided by Deloitte. The policy is available at www.starbucks.com/about-us/company-information/corporate-governance. The policy provides for the general pre-approval of specific types of services, gives detailed guidance to management as to the specific services that are eligible for general pre-approval, and establishes requirements for annual pre-approval levels and subsequent specific pre-approval requests. The policy requires specific pre-approval of all other permitted services. For both types of pre-approval, the Audit Committee considers whether such services are consistent with the rules of the SEC on auditor independence. The Audit Committee's charter delegates to its chair the authority to address any requests for pre-approval of services between Audit Committee meetings, and the chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The policy prohibits the Audit Committee from delegating to management the Audit Committee's responsibility to pre-approve any permitted services.

Requests for pre-approval for services that are eligible for general pre-approval must be submitted to our controller and be detailed as to the services to be provided and the estimated total cost. The controller then determines whether the services requested fall within the detailed guidance of the Audit Committee in the policy as to the services eligible for general pre-approval. Deloitte and management must report to the Audit Committee on a timely basis regarding the services provided by Deloitte in accordance with general pre-approval.

AUDIT COMMITTEE REPORT

As part of fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements and related footnotes for the fiscal year ended September 29, 2024, with management and Deloitte. The Audit Committee also discussed with Deloitte those matters required to be discussed by the applicable requirements under Public Company Accounting Oversight Board standards and the SEC. The Audit Committee has received the written disclosures and the letter from Deloitte required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the Audit Committee concerning independence and has discussed its independence with Deloitte.

Based upon the review and discussions referred to above, the Audit Committee recommended to the board that the audited consolidated financial statements be included in the Starbucks Annual Report on Form 10-K for the fiscal year ended September 29, 2024, for filing with the SEC.

Respectfully submitted,

Andy Campion (chair)
Ritch Allison
Jørgen Vig Knudstorp
Wei Zhang

Board Recommendation

The board of directors recommends a vote **FOR** the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2025.



Proposals 4–8
Shareholder proposals

As discussed more fully in the section of this proxy statement entitled, "*Shareholder Engagement*," on page 27, Starbucks has a history of actively engaging with our shareholders and we believe that strong corporate governance includes year-round engagement. We have a long-standing, robust shareholder outreach program in which we solicit feedback on our corporate governance, executive compensation program, and disclosure practices, as well as environmental and social and community impact programs and goals. Additionally, shareholder feedback is shared with our board of directors on an ongoing basis. Starbucks engaged with each of the shareholders who submitted the proposals that are included in this proxy statement.

Proposals 4 through 8 are shareholder proposals that will be voted on at the Annual Meeting if properly presented by or on behalf of the respective proponent. The proponents are responsible for the content of their proposals, for which we and our board accept no responsibility.

We will promptly provide, to our knowledge, each shareholder proponent's name, address, and share ownership upon a shareholder's oral or written request given to our corporate secretary at Starbucks Corporation, 2401 Utah Avenue South, Seattle, Washington 98134.

The approval of any shareholder proposal, and any other matters that properly come before the meeting, requires that the votes cast in favor of such actions exceed the votes cast against such actions.

PROPOSAL 4

Shareholder proposal requesting an annual report on discrimination risks related to charitable giving

Bower Research, with an address of P.O. Box 120, McKessport, PA 15135, on behalf of Kelly Aimone, owner of at least $15,000 of Starbucks common stock for at least two years, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Starbucks accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

SUPPORTING STATEMENT:

Corporations routinely use their platforms to voice support for humanitarian causes and human rights. Some of the most fundamental are the rights to free speech and religion, which are recognized by the First Amendment to the United States Constitution and the UN Declaration of Human Rights.[1] Unfortunately, many companies are supporting organizations that are undermining these freedoms.

The 2024 edition of the Viewpoint Diversity Score Business found that 62% of some of the largest companies in America support non-profits that are influencing public policy by actively attacking free speech and religious freedom.

Groups like the Human Rights Campaign have led coalitions calling on major social media platforms to censor "hate speech and harassment" that includes many mainstream views on parental rights and human sexuality.[2] The HRC in particular has advocated for legislation like the Equality Act, which would pose serious threats to religious freedom, free speech, and the progress women have made toward equality in law and culture.[3] And its Corporate Equality Index requires companies to provide "puberty blockers for youth" in their healthcare plans[4] even though nearly 70% of Americans oppose the practice and has induced corporations like Anheuser-Busch[5] and Target[6] into marketing decisions that have severely and permanently harmed their brand value.

Many companies, including John Deere, Jack Daniels, Harley Davidson, Lowes, Home Depot, Ford, and Coors, have already taken affirmative steps to refocus their charitable giving to serve their diverse customers.[7] Many have also explicitly cut ties with the Human Rights Campaign as a part of this effort.

But Starbucks is a Bronze-level National Corporate sponsor for the HRC.[8] As per Starbucks' Supplier Code[9] of Conduct, "Starbucks does business with suppliers from many countries of diverse cultural, social, and economic circumstances. We strive to work with suppliers that are committed to our universal principles of operating their business in a responsible and ethical manner, and respecting the rights of individuals."

Starbucks needs to assure its shareholders that it is following through on these promises of equality for employees of diverse backgrounds, including diversity of political beliefs and religious practice, and that it is promoting fundamental freedoms that benefit every American.

RESOLVED:

Shareholders request that Starbucks report to shareholders annually, at reasonable expense and excluding confidential information, an analysis of how Starbucks' contributions impact its risks related to discrimination against individuals based on their speech or religious exercise.

(1) https://www.un.org/en/about-us/universal-declaration-of-human-rights

(2) https://deadline.com/2023/06/glaad-letter-human-rights-campaign-social-media-policies-letter-hate-speech-1235425983/; https://www.hrc.org/press-releases/new-research-hateful-and-abusive-speech-towards-lgbtq-community-surging-on-twitter-under-elon-musk

(3) http://ww.heritage.org/religious-liberty/commentary/misguided-fairness-all-act-would-undermine-religious-liberty

(4) https://hrc-prod-requests.s3-us-west-2.amazonaws.com/2023-CEI-Criteria-Toolkit-FINAL.pdf

(5) https://www.newsweek.com/anheuser-busch-stock-drops-20-percent-bud-light-sales-struggle-1803680

(6) https://nypost.com/2023/05/28/target-loses-10b-following-boycott-calls-over-lgbtq-friendly-clothing/

(7) https://www.dailymail.co.uk/news/article-13812241/american-brand-dei-rules-backlash.html

(8) https://www.hrc.org/resources/buyers-guide/starbucks-corp.-3

(9) https://content-prod-live.cert.starbucks.com/binary/v2/asset/137-70079.pdf

BOARD RECOMMENDATION

The Starbucks board of directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

Since the beginning, Starbucks has been about more than coffee. That's why we have made a promise to contribute positively to every community we serve. This promise comes to life in our communities through our partners (employees) who know their neighborhoods best, and our customers who bring their knowledge and ideas as community members.

Contrary to the proponent's implications in its supporting statement, Starbucks, along with our partners, contributes to a wide variety of charitable organizations driven by our desire to contribute positively to the communities we serve and to support the coffee-, tea-, and cocoa-growing communities where we source our high-quality products. We support every partner to take action as a champion in their communities—recognizing that our partners are local community leaders who contribute positively and meaningfully to thousands of communities around the world. We remain committed to addressing food insecurity and hunger. We build purpose-defined stores that reflect the communities we serve and help uplift communities through unique programming and in-store features. We support small businesses by increasing access to capital and working with diverse suppliers across our supply chain. And we invest in The Starbucks Foundation to drive impact around the world.

Take our work addressing food insecurity and hunger. Our hunger relief strategies are aimed at reducing the amount of food that goes to waste; donating nutritious, unsold food; investing in food rescue infrastructure globally; and supporting long-term improvements in food security in areas connected to our value chain. Our FoodShare program rescues surplus food, donating meals to communities while reducing food waste. In the U.S., our FoodShare program is conducted across 100% of our company-operated stores and has allowed us to divert 75 million pounds of food waste and donate 63 million meals to over 200 food banks. Internationally, we support hunger relief through a variety of initiatives including food donation and hunger relief programs across markets in Asia Pacific and Latin America and through partner volunteering. Additionally, since the launch of The Starbucks Foundation's Global Community Impact Grants in 2022, more than $10 million in grants has been awarded to over 150 nonprofits across 60 markets to support hunger relief, among other priority causes. And when communities around the world need help in the aftermath of disasters, The Starbucks Foundation works with nonprofit partners to deliver critical hunger relief support, including efforts to provide food aid following hurricanes Helene and Milton in the U.S. and hurricane John in Acupulco, Mexico among other global disasters.

Further, through our Giving Match program in the U.S. and Canada, we recognize and support partners' individual contributions of eligible financial donations and volunteer time to qualified non-profit organizations. Active Starbucks partners may request up to $1,000 per fiscal year through the Starbucks Giving Match program, using any combination of volunteer hours and financial donations to qualified non-profit organizations. Eligible for the Giving Match program are 501(c)(3) public charities in the U.S. or registered charities in Canada, subject to common exclusions such as organizations that have been found to be engaged in discriminatory conduct or have been designated as a hate group. These contribution efforts are partner-led and allow our partners to champion and contribute to their local communities without discrimination or infringement of our partners based on their speech or religious exercise. In fiscal year 2023, Starbucks donated over $1.8 million to over 5,000 nonprofit organizations through our Giving Match program. Another partner-led contribution effort is The Starbucks Foundation Neighborhood Grants program which allows our current and former partners to nominate local grassroots, community-led nonprofit organizations in their community to receive small grants. Since 2019, The Starbucks Foundation Neighborhood Grants program has made over 13,000 grants to local organizations totaling over $20 million contributed to local communities.

Lastly, our Board, through our Environmental, Partner, and Community Impact Committee (Impact Committee), oversees risks related to our environmental and social impact strategies. The Impact Committee is tasked with annually reviewing and assessing the effectiveness of the Company's environmental and social strategies, policies, practices, goals, programs, disclosures, and risks. Given the oversight by our Impact Committee and the broad-based nature of Company's charitable contributions, particularly through the Starbucks Giving Match program, the board believes that the report that this proposal is requesting is not in the best interests of the Company or its shareholders.

Board Recommendation

The Board of directors recommends a vote **AGAINST** this proposal.

PROPOSAL 5

Shareholder proposal regarding independent board chair requirements

The Accountability Board, with an address of 401 Edgewater Pl #600, Wakefield, MA 01880, owner of at least $15,000 of Starbucks common stock for at least two years, has notified us that it intends to present the following proposal at the Annual Meeting. The Comptroller of the State of New York as trustee of the New York State Common Retirement Fund (the "Fund"), with an address of 110 State Street, 14th Floor, Albany, NY 12236, has joined as a co-filer of this proposal with The Accountability Board. The Fund is owner of at least $25,000 of Starbucks common stock for at least one year. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Starbucks accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

RESOLVED:

Shareholders ask the Board to adopt a policy, and amend the governing documents as necessary, to require that any Board Chair be independent. The policy may provide that: if a Chair at any time ceases to be independent, he or she shall be replaced with an independent one; compliance with this policy is waived if no independent director is available and willing to serve as Chair; and that the policy shall apply prospectively so as not to violate any legal obligation existing at adoption.

SUPPORTING STATEMENT:

In 2024, Starbucks appointed Brian Niccol combined CEO/Chair after six years with an independent Chair. We believe this concentrates too much oversight in one person and hinders the Board's independent oversight on behalf of shareholders.

By having an independent Chair, Starbucks would rejoin a majority of its peers that have definitively split the two roles of CEO and Chair. According to SpencerStuart reporting, combined CEO/Chair roles have fallen sharply among S&P 500, from 52% in 2015 to 41% 2023, and independent Chairs have risen, from 29% to 39%.

Shareholders also have serious concerns regarding the Board's oversight of governance issues, including Niccol's pay package and perks. According to Reuters: "Starbucks' incoming CEO could make well in excess of $100 million in his first year" and "will not be required to relocate from his home in California." He'll also be permitted to use Starbucks aircraft, at Starbucks' expense, to commute to Seattle.

As background, in 2014 and 2015, shareholder proposals at Starbucks requesting an independent Chair policy each received approximately a third of the vote.

Much of Starbucks' statements opposing them, however, centered on the contributions of then- CEO/Chair Howard Schultz. But with Mr. Schultz not serving in that capacity anymore, that's no longer a factor.

Those opposition statements also centered on Starbucks having a Lead Independent Director (as it still does). But some serious concerns arise about that role.

First, unlike at major companies that select their lead directors annually, Starbucks selects theirs for extended two-year periods.

Second, the responsibilities seem to lack a key duty, as neither the Governance Guidelines nor proxy statements designate the role as the contact for shareholders wishing to engage the Board.

In fact, Institutional Shareholder Services (ISS) supported the 2014 and 2015 proposals on this topic, stating this in 2014: "One of the board's primary responsibilities is to represent the interests of shareholders," and yet, Starbucks "fails to disclose whether one of the [Lead Independent Director's] duties includes that he will be available for consultation and direct communication with major shareholders." (Glass Lewis also supported both proposals.)

The 2014 and 2015 proposals on this topic received a significant amount of support—especially considering they came while a long-serving CEO/Chair was leading the company and when most S&P 500 companies still combined the CEO and Chair roles. For the foregoing reasons, we believe majority support for Chair independence is now warranted.

BOARD RECOMMENDATION

The Starbucks board of directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

Our board has a fiduciary duty to act as it believes to be in the best interests of the Company and its shareholders, including by implementing the board leadership structure that will best serve those interests. Forcing the Company to adopt an inflexible approach to future board leadership would both unnecessarily constrain the Board's ability to effectively govern the Company and promote shareholder interests and deny the board the opportunity to assess board structure in the context of future events.

Our governance documents provide the necessary flexibility for the board to make thoughtful governance decisions, including about the appropriate leadership structure for the Company.

Our board is continuously focused on its effective governance of the Company—and having the right leadership structure is inherent to good governance. Our current governance documents provide the board flexibility in determining the appropriate leadership structure based on the Company's needs and circumstances at a given time. The board takes several factors into account when considering which leadership structure will allow it to carry out its responsibilities most effectively and best further Company and shareholder interests, including: specific business needs, Company performance, industry conditions, economic and regulatory environments, results of board and committee annual self-assessments, advantages and disadvantages of alternative leadership structures, and investor feedback.

Proponent asks shareholders to prohibit the board from adopting a leadership structure featuring (i) a combined chair/ceo and (ii) a strong lead independent director, *even when* the board has determined this structure best serves Company and shareholder interests. A significant majority of companies in the S&P 500 reject proponent's inflexible approach to governance. According to a survey published by The Conference Board in November 2023, a case-by-case approach like Starbucks is used by 76% of the S&P 500, a 4% increase from five years prior,[(1)] and for good reason. Removing this flexibility restricts the Board's ability to adapt to circumstances and select a leadership structure it believes to be then in the best interests of the Company and its shareholders.

We have a robust lead independent director role with substantive leadership responsibilities, coupled with other corporate governance structures and processes that promote effective oversight and accountability.

As proponent notes, at any time the chair is not an independent director, the Company's governance documents require the independent directors to select a lead independent director. Duties of this role are broad, substantive, and overlap considerably with duties of an independent chair, promoting strong management oversight and accountability.

Among other responsibilities, the lead independent director:

- approves the scheduling, agenda, and materials for board meetings;
- serves as a liaison between the independent directors and the chair, and where appropriate, between the independent directors and management;
- presides at executive sessions of the independent directors and all meetings of the board in which the Chair is not present;
- facilitates discussion and open dialogue among the independent directors during board meetings, executive sessions, and outside of board meetings;
- works with the Chair to facilitate timely and appropriate information flow to the Board;
- provides the Chair with feedback and counsel concerning the Chair's interactions with the board; and
- represents the board at annual meetings of shareholders, serves as the primary point of contact between the board and shareholders, and is available, when appropriate, for consultations with shareholders.

Before receiving proponent's submission in September 2024, we had commenced a review of our governance documents following our change in leadership structure. As a result of this review, in November 2024, the board approved revisions to our Corporate Governance Principles and Practices to further strengthen Starbucks corporate governance and the lead independent director position. Among these changes were two mentioned by the proponent: (i) clarifying that where there is a lead independent director, such person is the primary point of contact between the board and shareholders and (ii) specifying that the chair, and where applicable, the lead independent director, will be elected or appointed annually.

Our approach to board leadership is complemented by other governance structures and practices that promote effective oversight and accountability. The board annually reviews its leadership structure to determine whether it remains in the best interests of the Company and its shareholders. Directors are elected annually by majority vote. Shareholders have the right to call special meetings at which they can nominate director candidates or propose other business. Each of the Board's key committees are fully comprised of independent directors. Finally, the board has demonstrated its commitment to ensuring it evolves and maintains a fresh perspective on Starbucks changing business and strategic needs, having onboarded five new independent directors since 2023.

A flexible board leadership structure is a positive feature–not a flaw–of Starbucks good governance practices.

Had it been in place in 2024, proponent's one-size-fits-all recommendation would have rendered impossible the very leadership structure the board determined to be in the best interests of the Company and its shareholders in September 2024 when the board appointed Mr. Niccol the ceo and chairman of Starbucks and elected Mellody Hobson lead independent director. Beyond the robust duties inherent to the lead independent director role, Ms. Hobson's 19 years of service as a Starbucks director, including the last three years as independent chair, uniquely positioned her to be a strong board presence and champion for independent oversight on behalf of shareholders. On January 14, 2025, Ms. Hobson informed the Company that she will not stand for reelection at the Annual Meeting, and her service as lead independent director will cease at such time. The board has appointed Jørgen Vig Knudstorp as lead independent director of the board, effective upon the completion of the Annual Meeting. Mr. Knudstorp's eight years of service as a Starbucks director, which has included chairing the Nominating/Governance Committee, position him well to lead the board's strong independent oversight of the Company.

Importantly, while the board has determined a combined chair/ceo best promotes Company and shareholder interests under current circumstances, nothing prevents it from reaching a different conclusion under different circumstances in the future. One need look no further than the six years immediately preceding Mr. Niccol's appointment–a period that featured two different independent chairs of the Starbucks Board.

In order to best govern Starbucks, our board needs the flexibility to select the leadership structure suited to meet the needs of the Company and its shareholders at any given time. Adopting the rigid policy requested by this proposal would impair the Board's ability to do so and is particularly unnecessary given our strong governance practices, including our robust lead independent director role.

(1) *Board Leadership and Structure: Spotlight on Flexibility and Transparency* (Nov. 21, 2023) p. 4, available at https://www.conferenceboard.org/publications/board-leadership-and-structure-spotlight-on-flexibility-and-transparency

Board Recommendation

The Board of directors recommends a vote **AGAINST** this proposal.

PROPOSAL 6

Shareholder proposal requesting a report on human rights risks related to labor organizing

National Legal and Policy Center ("NLPC"), with an address of 2217 Matthews Township Parkway, Suite D-229, Matthews, NC 28105, owner of at least $2,000 of Starbucks common stock for at least three years, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Starbucks accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

WHEREAS:

Included among globally-recognized and ethical human rights standards in free societies are individuals' abilities to make independent decisions about speech (or to not speak), association (or to not associate), and economic negotiation and contract (or to not negotiate and contract).

SUPPORTING STATEMENT:

Pressured by antagonistic union organizers, signs indicate that Starbucks Corporation (the "Company") may capitulate to their demands, which threatens the rights of many of the company's employees, and could diminish shareholder returns on investment.

Enthusiasm for organizing among the Company's baristas is limited, which undermines prevailing "Big Labor" and corporate media narratives. For example:

- Workers United, an affiliate of Service Employees International Union, planted activists at various Company restaurants for the purpose of organizing employees, a practice known as "salting."(1) An analysis found that Workers United paid nearly $2.5 million to such "salts."(2) One U.S. congresswoman stated, "it once again shows the dishonest lengths that union operatives are willing to go to tilt the playing field in their favor."(3)
- Having unionized a small fraction of the Company's thousands of locations, Workers United filed hundreds of complaints with its allies at the National Labor Relations Board over alleged "unfair labor practices."(4)
- Baristas at many restaurants have collected signatures from at least 30 percent of their co-workers on petitions to decertify union recognition,(5) as required by NLRB.(6) Yet because of suspect complaints pending before the NLRB, decertification votes cannot occur until they have been resolved. This harms employees' speech, association, negotiation and contract rights.

A report concerning Starbucks's adherence to freedom of association and collective bargaining commitments in its Global Human Rights Statement found, in part:(7)

- The Company was unprepared for the large-scale, top-down unionization efforts that emerged in recent years from working condition problems in its Buffalo market;
- "...Unions often count on employers not being prepared and making missteps. Well- trained organizers know well how to recognize and report legal violations, and in some instances can even provoke them..."
- "...the organizing union leverages the administrative procedures available to them to amplify multiple instances of allegations and non-compliance at a small percentage of·stores and craft a narrative about the target company..."
- "...The union can, in turn, use the narrative developed through the formal complaints to engage multiple stakeholders to drive publicity and pressure against the target organization."

The National Bureau of Economic Research has determined that "the average effect of a union win at a workplace is to decrease the market value of the affected business by at least $40,500 per worker eligible to vote."(8)

RESOLVED:

Shareholders request the Environmental, Partner and Community Impact Board Committee of the Board of Directors to study the human rights risk to *all* employees, and the devaluation risks to shareholder assets, from the Company's response to labor organizing efforts. A publicly available report of its findings, compiled at reasonable cost and omitting proprietary or confidential information, is requested by March 31, 2026.

(1) https://www.bloomberg.coin/news/features/2023-04-03/starbucks-amazon-labor-union-wins-helped-by-undercover-salts
(2) https://laborunionnews.substack.com/p/analysis-workers-united-paid-nearly
(3) https://nypost.com/2023/05/22/starbucks-union-organizer-kept-her-affiliation-from-congress/
(4) https://www.cnbc.com/2022/05/06/starbucks-accused-of-more-than-200-labor-violations-in-nlrb-complaint.html
(5) https://www.nlrb.gov/about-nlrb/rights-we-protect/the-law/employees/decertification-election
(6) https://www.nrtw.org/news/albany-starbucks-decert-03012024/
(7) https://stories.starbucks.com/uploads/2023/12/Abridged-GHRS-Report.pdf
(8) https://www.nber.org/digest/may09/long-run-effects-unions-firms

BOARD RECOMMENDATION

The Starbucks board of directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

We recognize the importance of having a consistent approach to advancing our commitment to respect human rights, including to the principles of freedom of association and the right to collective bargaining. Our board is fully engaged in overseeing those commitments and believes our actions should be aligned with our mission statement, promises, and values. To that end, the board formed its Environmental, Partner, and Community Impact Committee, which, among other responsibilities, is charged with overseeing policies and practices related to labor relations.

In 2023, we conducted an enterprise-wide Human Rights Impact Assessment (HRIA) in accordance with the United Nations Guiding Principles on Business and Human Rights and led by an independent consultancy with expertise in human rights. The results of the assessment were reviewed with our executive leadership and Board, and we made a summary of key findings from the HRIA publicly available on our website.

In advance of our 2023 Annual Meeting, we received a shareholder resolution calling for an independent, third-party assessment of our adherence to our stated commitment to freedom of association and the right to collective bargaining referenced in our Global Human Rights Statement (FOA/CB Assessment). In our 2023 Proxy Statement, we indicated that we would conduct such an assessment in conjunction with the HRIA. A majority of our shareholders approved that resolution. The FOA/CB Assessment was undertaken by a highly qualified, independent assessor with deep subject matter expertise, and key findings from the FOA/CB Assessment were shared publicly on December 13, 2023.[1]

Given that we recently concluded both the HRIA and the FOA/CB Assessment, we believe commissioning a separate report to examine the same issues again is duplicative, unnecessary, and an inefficient use of resources that would not provide meaningful additional information or value to shareholders.

(1) https://about.starbucks.com/press/2023/starbucks-reaffirms-its-commitment-to-the-principles-of-freedom-of-association-and-right-to-collective-bargaining/

Board Recommendation

The Board of directors recommends a vote **AGAINST** this proposal.

PROPOSAL 7

Shareholder proposal requesting disclosure on cage-free egg commitments in China and Japan

The Humane Society of the United States, with an address of 1255 23rd St. NW, Suite 450, Washington, DC 20037, owner of at least $2,000 of Starbucks common stock for at least three years, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Starbucks accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

RESOLVED:

Shareholders ask that Starbucks disclose details of its implementation plans and timelines for reaching its cage-free egg commitment in China and Japan. This should be done within six months of the annual meeting, at reasonable cost, and omitting proprietary information.

SUPPORTING STATEMENT:

Starbucks' 10-Ks say that "the ongoing relevance of our brand may depend on making sufficient progress toward our social and environmental program goals," including those regarding "animal health and welfare." The company also says that its goal "for all of our products to meet high quality and ethical standards" includes "a commitment to…animal welfare as a primary focus."

More specifically, one of Starbucks objectives is to "to exclusively use 100 percent cage-free eggs and egg products in company-operated stores globally."

Although it discloses progress toward that end in some regions, it's also long-claimed that in China and Japan (two of its top markets) "cage-free egg production is limited and supply is not yet widely available." In fact, a version of that claim has been on Starbucks' website since 2021.

But now, it seems the company may have finally developed plans for moving forward there.

In June 2024, an organization called Global Food Partners announced it worked with Starbucks to develop "cage-free implementation roadmaps for China and Japan" to enable the company to "set their implementation plans, and advance their cage-free commitments in both markets by their deadline."

Yet Starbucks hasn't disclosed details of these roadmaps or any related deadlines.

Beyond impacting animals themselves, this issue also impacts other material factors—like food safety and quality. For example, according to SASB Standards, by "increasing the amount of food supply sourced in conformance with…animal welfare standards and best practices, restaurant operators may be able to maintain *food quality*, manage *food safety* issues, enhance their *reputation* and expand their *market share*." [Emphasis added.]

Plus, a 2021 survey by the (Chinese) Food Research Center found that 75% of Chinese consumers are more likely to patronize brands that use cage-free eggs. The issue is so significant there that in 2023, Chinese poultry media named "cage-free" the industry's "key word of the year."

Especially since animal welfare is a "primary focus" for Starbucks, its brand relevance may *depend* on progress toward its animal welfare goals, and the use of cage-free eggs is linked to highly material factors like food quality and safety, we think the company should simply disclose its new plans for achieving its goal in China and Japan.

To be clear, we're not asking for any new policies or plans, but just that Starbucks disclose details of the ones it already apparently has. Doing so would allow shareholders to assess the effectiveness of the company's management of this issue and its related risks and track its progress implementing a longtime commitment.

BOARD RECOMMENDATION

The Starbucks board of directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

Our goal is for all of our products to meet high quality and ethical standards. For the food and dairy we serve, this means a commitment to social responsibility standards, with animal welfare as a primary focus. We are committed to working with, and buying from, farmers and suppliers who share our commitment to humane practices for animals. As outlined in our Animal Welfare-Friendly Practices, "[w]e remain committed to working with our suppliers toward our goal to exclusively use 100 percent cage-free eggs and egg products in company-operated stores globally."

Since we first began buying cage-free eggs in 2008, we have made significant progress, increasing our purchases year over year. As of April 2023, in the U.S. and Canada, the eggs used in our company-operated stores and in our branded products supplied to our licensee business partners are cage-free—an accomplishment in which we take great pride. We have also made meaningful progress in our U.K. company-operated market, where substantially all eggs are also cage-free as of February 2024.

While cage-free egg supply has significantly increased in North America and the U.K., the industry still faces challenges globally. In certain markets where we operate, including China and Japan, cage-free egg production remains limited and supply is not yet available on a commercially viable scale, a fact that we have validated internally and with third-party analyses. As was the case in North America and the U.K., third-party suppliers, driven by market factors, will ultimately determine if (and when) cage-free eggs become widely available.

Given the significant expansion of supply that is required in China and Japan, we believe the requested disclosure of detailed implementation plans and timelines around sourcing of cage-free eggs in these markets would be both premature and an unnecessary use of resources that would not provide meaningful value to shareholders. We will continue to closely monitor market developments and participate, where appropriate, in the broader conversation regarding cage-free eggs and animal welfare practices generally.

Board Recommendation

The board of directors recommends a vote **AGAINST** this proposal.

PROPOSAL 8

Shareholder proposal requesting an annual emissions congruency report

The Free Enterprise Project of the National Center for Public Policy Research, with an address of 2005 Massachusetts Ave. NW, Washington, DC 20036, owner of at least $2,000 of Starbucks common stock for at least three years, has notified us that it intends to present the following proposal at the Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement, for which Starbucks accepts no responsibility, are set forth below exactly as they were submitted by the proponent.

WHEREAS:

Starbucks touts its "decades-long commitment to find solutions to mitigate the impacts of climate change," and claims achieving this goal "takes all of us,"(1) it nonetheless has allowed new Starbucks CEO Brian Niccol to commute weekly from his California home via private jet.(2)

"Niccol's private jet perk has brought some attention to the climate change implications of those flights and Starbucks' projection as an environmentally friendly business."(3) Estimates, likely on the low side, "indicate that his commute will release nearly nine tons of carbon dioxide each round trip. That's roughly the annual energy-consumption footprint of the typical American household."(4) This creates reputational risk in the form of potentially exposing the Company's environmental commitments as greenwashing, which can result in costly boycotts(5) and fines(6).

The jet perk also raises reputational risk in terms of the Company's relationship with its employees, who would not be granted a similar perk, as well other stakeholders. For example, one set of commentators noted: "We'd like to see him explain to California's dairy farmers ... why they should have to install cumbersome and costly 'anaerobic digesters' to manage emissions from cow manure while the new Starbucks CEO jets up and down the West Coast to keep his Newport Beach lifestyle."(7)

RESOLVED:

Shareholders request that Starbucks Corporation publish an annual report, at reasonable expense, analyzing the congruency of (1) Starbucks' carbon emissions, including those generated by in-house personnel travel-related policies, during the preceding year, and (2) Starbucks' publicly stated environmental commitments.

SUPPORTING STATEMENT:

It is not enough for Starbucks to publish environmental goals and greenhouse emissions. In order to comply with its fiduciary duties, the board should also determine whether (1) the commitments are unrealistic or (2) the emissions too much or (3) both. For example, the Company has published a goal of "50% absolute reduction in scope 1, 2 and 3 greenhouse (GHG) emissions representing all of Starbucks direct operations and value chain by 2030," and yet FY22 and FY23 results showed an increase in emissions from the FY19 baseline.(8) Furthermore, the recent issue involving CEO travel warrants updating any related assessments previously conducted. Finally, shareholders deserve publication of this analysis given that reputational and financial risk to companies abound when consumers cannot trust the commitments made by company leaders.

A congruency report that examines the extent to which Starbucks' rules for executives, and the results achieved by those rules, align with its outward facing promises is essential to ferreting out corporate hypocrisy that could negatively impact the Company. Such a report can help identify decision-making defects that led to gaps between the Company's commitments and practices including, possibly, the extent to which such gaps are the result of the Company's environmental commitments being driven, at least in part, by ideologically-rooted activism rather than realistic cost-benefit analysis.

(1) https://www.wsj.com/opinion/starbucks-new-ceo-has-a-big-footprint-commutes-private-jet-nevermind-climate-goals-3df1aa5f
(2) https://www.cnn.com/2024/08/23/business/starbucks-ceo-brian-niccol-private-jet/index.html
(3) https://www.cnn.com/2024/08/23/business/starbucks-ceo-brian-niccol-private-jet/index.html
(4) https://www.wsj.com/opinion/starbucks-new-ceo-has-a-big-footprint-commutes-private-jet-nevermind-climate-goals-3df1aa5f
(5) https://sustainability-news.net/greenwashing/over-half-of-consumers-would-boycott-companies-caught-greenwashing/
(6) https://www.jdsupra.com/legalnews/sec-issues-record-penalty-for-esg-2468892/
(7) https://www.wsj.com/opinion/starbucks-new-ceo-has-a-big-footprint-commutes-private-jet-nevermind-climate-goals-3df1aa5f
(8) https://stories.starbucks.com/uploads/2024/02/2023-Starbucks-Global-Impact-Report.pdf

BOARD RECOMMENDATION

The Starbucks board of directors recommends that shareholders vote **AGAINST** this proposal for the following reasons:

For nearly 25 years the Company has published an annual report detailing its environmental and social impact strategies and annual progress against such strategies (currently referred to as "Impact Reports"). The board believes that adopting this proposal to conduct an alternative report is not an effective use of time and Company resources. The interests of shareholders are better served through the existing Impact Report structure. As a result, after careful consideration, the board has determined that adopting the proposal is unnecessary and is not in the best interests of the Company or our shareholders.

Starbucks is committed to creating a more sustainable, equitable and resilient future for coffee, farmers, communities and the environment. Starbucks comprehensive approach to sustainability includes driving investments to help farmers adapt to climate change, conserving and replenishing water, and scaling innovative solutions across our global operations, while prioritizing customer experience and satisfaction. As part of this effort, Starbucks strives to operate in an efficient manner and to reduce greenhouse gas (GHG) emissions across the entire value chain. While emissions from personnel business travel, whether via Company-owned aircraft, commercial flight, train, car, or other public transit are important, they constitute a very small percentage of total Company GHG emissions. For the Company's 2023 fiscal year, emissions from all Company business travel (including commercial and company-owned vehicles) constituted less than a quarter of one percent (0.25%) of the Company's global emissions (taking into count scope 1, 2 and 3 emissions).[(1)] Reporting on the congruency between these emissions and the Company's overall environmental impact strategies will not meaningfully add value to the Company's existing GHG emissions reporting as contained in the Impact Reports.

The Company operates in 88 markets across the globe, offering beverages and food options at more than 40,000 licensed and company-operated stores and employing approximately 361,000 people. The board has determined that Company-owned and operated aircraft allow executives to be more effective and efficient as they visit new and existing markets and meet with our partners (employees), customers, and suppliers across the globe.

Additionally, based on the recommendation of the Company's global security and resiliency team and an independent third-party security assessment, the board has directed the Company's ceo to use Company aircraft to enhance his personal safety.

Given the Company's existing efforts, the fact that emissions from personnel business travel are such a small subset of total Company emissions, and the existing reporting structure of the Impact Reports, the board believes that the reporting called for in this proposal is neither necessary nor a good use of Company resources.

(1) For additional detail on how the Company estimates GHG emissions, Shareholders are encouraged to review the Company's most recent Impact Report, available on its website.

Board Recommendation

The Board of directors recommends a vote **AGAINST** this proposal.

STOCK OWNERSHIP

Equity compensation plan information

The following table provides information as of September 29, 2024, regarding total shares subject to outstanding stock options and rights and total additional shares available for issuance under our existing equity incentive and employee stock purchase plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	9,578,855	5.57[(1)]	90,386,874[(2)]
Equity compensation plans not approved by security holders	—	—	—
Total	9,578,855	5.57	90,386,874

(1) The weighted-average exercise price takes into account 8,665,115 shares under approved plans issuable upon vesting of outstanding time-based RSUs and PRSUs at target which have no exercise price. The weighted average exercise price solely with respect to options outstanding under the approved plans is $58.44.

(2) Consists of 83,209,139 shares remaining available for issuance under the 2005 Long-Term Equity Incentive Plan and 7,177,735 shares remaining available for issuance under the 1995 Employee Stock Purchase Plan (the "ESPP"). This number excludes 141,815 shares that were issued at the end of the ESPP purchase period, which began on July 1, 2024, and ended on September 30, 2024, and 152,132 shares that were issued at the end of the ESPP purchase period October 1, 2024, and ended on December 31, 2024, after the end of our 2024 fiscal year. Shares available for issuance under the 2005 Long-Term Equity Incentive Plan may be issued pursuant to stock options, restricted stock, RSUs, and stock appreciation rights.

Beneficial Ownership of Common Stock

The following table sets forth information concerning the "beneficial ownership" of our common stock by: (i) those persons who we know to beneficially own more than 5% of our outstanding common stock, (ii) our current directors and nominees, (iii) the NEOs listed in the Summary Compensation Table, and (iv) all of our current directors and executive officers as a group. Under SEC rules, "beneficial ownership" for purposes of this table takes into account shares as to which the individual has or shares voting or investment power as well as shares that may be acquired within 60 days (such as by exercising vested stock options) and is different from beneficial ownership for purposes of Section 16 of the Exchange Act, which may result in a number that is different than the beneficial ownership number reported in forms filed pursuant to Section 16. Except as otherwise stated, information is provided as of the record date, January 10, 2025. An asterisk in the percent of class column indicates beneficial ownership of less than 1%. The beneficial owners listed have sole voting and investment power with respect to shares beneficially owned, except as to the interests of spouses or as otherwise indicated.

Name of Beneficial Owner(1)	Shares(2)	Options(3)	Restricted Stock Units	Deferred Stock Units(4)	Total Beneficial Ownership	Percent of Class (%)(5)
Directors, Director Nominees, and NEOs						
Ritch Allison	10,000	—	—	21,553.252	31,553.252	*
Brady Brewer	29,869.541	—	—	—	29,869.541	*
Andy Campion	—	—	—	21,768.252	21,768.252	*
Michael Conway(6)	24,882.749	—	—	—	24,882.749	*
Beth Ford	—	—	—	7,030	7,030	*
Mellody Hobson	664,560	—	—	65,350.98	729,910.98	*
Jørgen Vig Knudstorp	18,380	49,289	—	17,968.638	85,637.638	*
Bradley E. Lerman	5,968.2248	—	—	—	5,968.2248	*
Neal Mohan	—	—	—	4,153	4,153	*
Laxman Narasimhan(7)	39,677.942	—	—	—	39,677.942	*
Brian Niccol	—	—	—	—	—	—
Rachel Ruggeri	26,419.567	—	5,107	—	31,526.567	*
Daniel Servitje	—	—	—	4,153	4,153	*
Mike Sievert	4,070	—	—	—	4,070	*
Wei Zhang	—	—	—	5,304	5,304	*
All current directors, nominees, and executive officers as a group 14 persons	772,332.7153	49,289	5,107	147,281.122	974,009.8373	*
5% Shareholders						
BlackRock Inc.(8)	78,750,491	—	—	—	78,750,491	6.9
The Vanguard Group(9)	107,930,080	—	—	—	107,930,080	9.5

(1) Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Starbucks Corporation, 2401 Utah Avenue South, Seattle, Washington 98134.

(2) Represents the number of shares of common stock beneficially owned on January 10, 2025.

(3) Represents options that were exercisable on or became exercisable within 60 days of January 10, 2025.

(4) Represents the number of stock units held under our Deferred Compensation Plan for Non-Employee Directors.

(5) Based on 1,135,931,108 shares of common stock outstanding on January 10, 2025. Percent of class as of January 10, 2025, is calculated for each person and group by dividing the number of shares beneficially owned by the sum of the total shares outstanding plus the number of shares subject to securities beneficially owned by that person or group.

(6) Mr. Conway ceased being an executive officer effective September 30, 2024. Beneficial ownership information is based on information as of that date.

(7) Mr. Narasimhan ceased being a director and chief executive officer effective August 11, 2024. Beneficial ownership information is based on information as of that date.

(8) BlackRock, Inc. stated in its Schedule 13G/A filing with the SEC on January 26, 2024 (the "BlackRock 13G/A filing") that, of the 78,750,491 shares of common stock beneficially owned at December 31, 2023, it has (a) sole voting power with respect to 70,476,357 shares, (b) shared voting power with respect to 0 shares, (c) sole power to dispose of 78,750,491 shares, and (d) shared power to dispose of 0 shares. According to the BlackRock 13G/A filing, the address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(9) The Vanguard Group stated in its Schedule 13G/A filing with the SEC on February 13, 2024 (the "Vanguard 13G/A filing") that, of the 107,930,080 shares of common stock beneficially owned at December 29, 2023, it has (a) sole voting power with respect to 0 shares, (b) shared voting power with respect to 1,517,211 shares, (c) sole power to dispose of 103,033,195 shares, and (d) shared power to dispose of 4,896,885 shares. According to the Vanguard 13G/A filing, the address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

Delinquent Section 16(a) reports

Section 16(a) of the Exchange Act requires our executive officers, directors, and “beneficial owners” of more than 10% of our common stock to file stock ownership reports and reports of changes in ownership with the SEC. Based on a review of those reports and written representations from the reporting persons, we believe that during fiscal year 2024 and the period thereafter through the date of this proxy statement, all Section 16(a) filing requirements were reported on a timely basis, except as previously disclosed and except for a Form 4 for Jørgen Vig Knudstorp reporting the purchase of shares, which was due on September 10, 2024, and filed on September 17, 2024.

ADDITIONAL INFORMATION

Expenses of solicitation

The proxies being solicited hereby are being solicited by the board of directors of Starbucks. We will bear the expense of preparing, printing, and mailing this proxy statement and the proxies we solicit. Proxies will be solicited by mail, telephone, personal contact, and electronic means and may also be solicited by directors, officers, and Starbucks partners in person, by the Internet, by telephone, or by facsimile transmission, without additional remuneration for their services. We have retained Alliance Advisors to act as a proxy solicitor in conjunction with the Annual Meeting. We have agreed to pay Alliance Advisors $30,000, plus reasonable out-of-pocket expenses, for proxy solicitation services.

We also will request brokerage firms, banks, nominees, custodians, and fiduciaries to forward proxy materials to the beneficial owners of shares of our stock as of the record date and will reimburse them for the cost of forwarding the proxy materials in accordance with customary practice.

Your cooperation in promptly voting your shares and submitting your proxy by Internet or telephone, or by completing and returning the enclosed proxy card (if you received your proxy materials in the mail), will help to avoid additional expense.

Internet voting

Starbucks is incorporated under Washington law, which specifically permits electronically transmitted proxies so long as the transmission either sets forth or is submitted with information from which it can reasonably be determined that the transmission was authorized by the shareholder. The electronic voting procedures provided for the Annual Meeting are designed to authenticate each shareholder by use of a control number so shareholders can vote their shares and to confirm that their instructions have been properly recorded.

Internet availability of annual meeting materials

As permitted by SEC rules, we are making this proxy statement and our annual report available to shareholders electronically on the Starbucks website at http://investor.starbucks.com. We will mail to certain shareholders a notice containing instructions on how to access this proxy statement and our annual report and how to vote online. If you received that notice, you will not receive a printed copy of the proxy materials unless you request it by following the instructions for requesting such materials contained on the notice or set forth in the following paragraph.

If you received a paper copy of this proxy statement by mail, you may wish to receive a notice of availability of next year's proxy statement electronically via e-mail instead of a paper copy. If you opt to receive a notice of availability that includes a link to enable you to access your proxy materials online, you will save Starbucks the cost of producing and mailing documents to you, reduce the amount of mail you receive, and help preserve environmental resources. Registered shareholders may elect to receive electronic proxy and annual report access or a paper notice of availability for future annual meetings by registering online at https://www-us.computershare.com/Investor/. If you are a registered holder and received electronic or paper notice of availability of these proxy materials and wish to receive paper delivery of a full set of future proxy materials, you may do so at https://www-us.computershare.com/Investor/. Beneficial (or "street name") shareholders who wish to elect one of these options may do so by following the instructions on the notice or voting instruction form received from their broker.

Proposals of shareholders

Pursuant to SEC Rule 14a-8, we must receive shareholder proposals intended for inclusion in our 2026 proxy statement to be acted upon at our 2026 Annual Meeting at our executive offices at 2401 Utah Avenue South, Mail Stop S-LA1, Seattle, Washington 98134, Attention: corporate secretary, on or prior to the close of business on September 26, 2025.

Shareholder proposals submitted for consideration at the 2026 Annual Meeting but not for inclusion in the related proxy statement pursuant to SEC Rule 14a-8, including shareholder nominations for candidates for election as directors, generally must be delivered to the corporate secretary at our executive offices between October 13, 2025, and the close of business on November 12, 2025. However, if the date of the 2026 Annual Meeting is more than 30 days before or more than 60 days after March 12, 2026, notice by the shareholder of a proposal must be delivered between the close of business on the 150th day prior to the date of such annual meeting and the close of business on the later of the 120th day prior to the date of such annual meeting or, if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which we first make a public announcement of the date of the annual meeting. Shareholder proposals or nominations must include the specified information concerning the shareholder and the proposal or nominee as described in our bylaws. In addition, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the requirements of Rule 14a-19.

Shareholder director nominations for inclusion in Starbucks proxy materials (proxy access)

Our bylaws also provide that, under certain circumstances, a shareholder or group of shareholders may seek to include director candidates that they have nominated in our proxy statement. These proxy access provisions of our bylaws provide, among other things, that a shareholder or group of not more than 20 shareholders seeking to include director candidates in our proxy statement must have owned at least 3% of our outstanding shares entitled to vote generally in the election of

directors continuously for at least three years as of any notice of nomination, and thereafter must continue to own these shares through the next annual meeting of shareholders. The number of shareholder-nominated candidates appearing in any proxy statement cannot exceed the greater of two nominees or 20% (or the closest whole number (rounding down) below 20%) of the number of directors in the office as of the last day on which a notice of nomination may be delivered pursuant to our bylaws with respect to the annual meeting, and may be reduced under certain circumstances, as described in our bylaws. The nominating shareholder or group of shareholders also must deliver the information required by our bylaws and satisfy the other applicable requirements of our bylaws, and each nominee must meet the qualifications required by our bylaws.

Notice of proxy access director nominees must be delivered to the corporate secretary at our executive offices between August 27, 2025, and the close of business on September 26, 2025.

Shareholders sharing the same address

The SEC permits us to deliver to shareholders who share the same address and last name either a single copy of the notice of Internet availability of proxy materials or, for shareholders who receive a paper copy of proxy materials in the mail, a single copy of our Annual Report and this proxy statement. This is called "householding." The Company will, upon written or oral request, promptly deliver a separate copy of the Annual Report or this proxy statement to a shareholder at a shared address to which a single copy of the Annual Report or proxy statement was delivered and will include instructions as to how the shareholder can notify the Company that the shareholder wishes to receive a separate copy of the Annual Report or proxy statement in the future.

Annual report to shareholders on Form 10-K

The Annual Report is being mailed with this proxy statement to those shareholders that receive a copy of the proxy materials in the mail. For those shareholders that received the Notice of Internet Availability of Proxy Materials in the mail, this proxy statement and our Annual Report are available at our website at http://investor.starbucks.com. Additionally, and in accordance with SEC rules, you may access our proxy statement at www.proxyvote.com. **Upon request by any shareholder, we will furnish, without charge, a copy of the Annual Report as well as a copy of this proxy statement.**

To submit your request by telephone, call 1-800-579-1639. To request by email, contact sendmaterial@proxyvote.com. If requesting materials by e-mail, please send a blank e-mail with your Control Number in the subject line. Please submit your request by February 26, 2025, to ensure that materials can be sent to you prior to the date of the Annual Meeting.

Web hyperlinks throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this proxy statement.

Other business

The board of directors knows of no other matters that properly may be brought before the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the individuals appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment.

INFORMATION ABOUT VOTING

We are making this proxy statement available to you on January 24, 2025, in connection with the solicitation of proxies by the board for the Starbucks Corporation 2025 Annual Meeting of Shareholders.

Please cast your vote on the proxy card or voting instruction form as soon as possible using one of the options below:

By Internet:

Locate the control number on your proxy card or voting instruction form and access the voting website indicated. Your proxy card or voting instruction form may also include a QR code that you can use to access the voting website with your mobile phone.

By toll-free telephone:

Depending on how you hold your shares, you may be able to vote by telephone. If your proxy card or voting instruction form includes a toll-free number, you can call the toll-free number to vote by telephone using your control number located on your proxy card or voting instruction form.

By mail:

If you received your proxy materials by mail you may mark, sign, date, and promptly return the enclosed proxy card or voting instruction form in the postage-paid envelope provided.

Attendance, asking questions, and voting at the Annual Meeting

This year's Annual Meeting will be held in a virtual format through a live webcast. You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on January 10, 2025, the record date, or hold a valid proxy for the meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/SBUX2025, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker or other institution where you hold your account if you have questions about obtaining your control number. You may also join the Annual Meeting as a guest.

Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. You may log on to www.proxyvote.com and enter your control number in order to vote your shares.

We are committed to ensuring, to the extent possible, that shareholders will be afforded the ability to participate at the virtual meeting like they would at an in-person meeting. Starbucks is committed to providing an accessible experience. If you have a disability accommodation request, please email us at investorrelations@starbucks.com by February 18, 2025.

The question and answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your control number. Questions relevant to the Annual Meeting may also be submitted during the Annual Meeting through www.virtualshareholdermeeting.com/SBUX2025 by typing in the "Ask a Question" text box and clicking the "Send" button. Questions pertinent to the Annual Meeting will be answered during the Annual Meeting's moderated question and answer session, subject to the rules of conduct and time constraints.

We reserve the right to exclude questions regarding topics that are not pertinent to Annual Meeting matters or otherwise violate the rules of conduct. Any such questions that cannot be answered during the Annual Meeting due to time constraints will be replied to by our Investor Relations team if the shareholder provides contact information as soon as practicable after the Annual Meeting. Additional information regarding the ability of stockholders to ask questions during the Annual Meeting, related rules of conduct, and other materials for the Annual Meeting will be available during the meeting at www.virtualshareholdermeeting.com/SBUX2025.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately thirty minutes before the meeting on March 12, 2025. If you have difficulty accessing the meeting, please call 1-844-986-0822 (toll free) or 303-562-9302 (international). Technicians will be available to assist you. Participation in the Annual Meeting may be limited due to the capacity of the host platform; access to the meeting will be granted on a first-come, first-served basis once electronic entry begins.

We will also make guest viewing of the Annual Meeting to anyone interested at www.virtualshareholdermeeting.com/SBUX2025. Interested persons who were not shareholders as of the close of business on January 10, 2025 may view, but will not be able to vote or ask questions.

Registered shareholders (that is, shareholders who hold shares issued in their own name and appear on Starbucks share register) who wish to vote at the Annual Meeting may complete and submit the online ballot (available at the Annual Meeting) before the polls close. If you have previously voted by proxy, you do not need to vote by ballot unless you wish to change your vote.

Beneficial owners who wish to vote by ballot at the Annual Meeting must obtain a legal proxy, in PDF or image (gif, jpg, or png) file format, from the organization that holds their shares. The legal proxy authorizes the beneficial owner to vote the shares at the Annual Meeting and must be provided with the online ballot (available at the Annual Meeting) before the polls close. Beneficial owners with multiple legal proxies should combine them into one file for uploading purposes during the meeting.

Voting information

Record Date. The record date for the Annual Meeting is the close of business on January 10, 2025. On the record date, there were 1,135,931,108 shares of our common stock outstanding and there were no outstanding shares of any other class of stock.

Quorum Requirement. The presence, in person or by proxy, of holders of a majority of the outstanding shares of our capital stock is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted for the purposes of determining a quorum at the Annual Meeting.

Deadline for Voting. Please carefully note any voting deadline indicated on your proxy card or voting instruction form, as voting deadlines may vary depending on how you hold your shares.

Voting During the Annual Meeting. Registered shareholders (that is, shareholders who hold shares issued in their own name and who appear on Starbucks share register) who wish to vote at the Annual Meeting may complete and submit the online ballot (available on the meeting website) before the polls close. If you have previously voted by proxy, you do not need to vote by ballot unless you wish to change your vote.

Beneficial (or "street name") owners who wish to vote by ballot at the Annual Meeting must obtain a legal proxy, in PDF or image (gif, jpg, or png) file format, from the organization that holds their shares. The legal proxy must authorize you to vote your shares at the Annual Meeting and must be provided with your online ballot before the polls close. Beneficial owners with multiple legal proxies should combine them into one file for uploading purposes during the meeting.

Voting by Proxy. Shareholders are entitled to cast one vote per share for each director nominee, and one vote per share on all other matters. If you are a registered holder and properly sign and return your proxy card or complete your proxy via Internet or telephone, your bank or broker will vote your shares as you direct. If you are a beneficial holder and properly mark, sign, and return your voting instruction form or complete your proxy via Internet or telephone, your bank or broker will vote your shares as you direct.

If you are a registered shareholder and you timely and validly sign and return a proxy card but do not specify how you want your shares voted, your shares will be voted in line with the "Board Recommendations" as shown in the table below. If you are a beneficial holder and you return a voting instruction form but do not specify how you want your shares voted, your bank or broker will only have authority to vote your shares with respect to Proposal No. 3. On all other matters, there will be a "broker non-vote" and your shares will not be counted.

Proposal No.	Vote	Board Recommendation	Broker Non-vote	Vote Required for Approval	Advisory Proposal?	Effect of Abstentions and Broker Non-votes
1	Election of nine director nominees	**"FOR"** each of the nine persons nominated by the board	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	No	No effect
2	Approval, on a nonbinding, advisory basis, of the compensation paid to our named executive officers	**"FOR"**	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	Yes	No effect
3	Ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2025	**"FOR"**	If you hold your shares in street name, your broker **may** vote your shares for you absent any other instructions from you.	Majority of votes cast	Yes	Abstention has no effect and broker has discretion to vote
4	Shareholder proposal requesting an annual report on discrimination risks related to charitable giving	**"AGAINST"**	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	Yes	No effect

Proposal No.	Vote	Board Recommendation	Broker Non-vote	Vote Required for Approval	Advisory Proposal?	Effect of Abstentions and Broker Non-votes
5	Shareholder proposal regarding independent board chair requirements	**“AGAINST”**	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	Yes	No effect
6	Shareholder proposal requesting a report on human rights risks related to labor organizing	**“AGAINST”**	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	Yes	No effect
7	Shareholder proposal requesting disclosure on cage-free egg commitments in China and Japan	**“AGAINST”**	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	Yes	No effect
8	Shareholder proposal requesting an annual emissions congruency report	**“AGAINST”**	If you hold your shares in street name, your broker **may not** vote your shares without your instruction.	Majority of votes cast	Yes	No effect

Revoking Your Proxy. If you are a registered shareholder, you may revoke or change your proxy at any time before it is exercised at the Annual Meeting by: (i) executing and delivering a later-dated proxy card to our corporate secretary before the Annual Meeting; (ii) delivering written notice of revocation of the proxy to our corporate secretary before the Annual Meeting; or (iii) attending and voting at the Annual Meeting. Attendance at the Annual Meeting, in and of itself, will not revoke your proxy. If you voted by telephone or the Internet and wish to change your vote, you may vote again and nullify your previous vote by calling the toll-free number or accessing the voting website indicated on your proxy card; signing, dating, and returning the proxy card in the postage-paid-envelope provided; or voting at the Annual Meeting. If you are a beneficial holder, you should follow the voting instructions you receive from the holder of record to revoke your proxy or change your vote.

Vote Required. We have majority voting procedures for the election of directors in uncontested elections. If a quorum is present, a nominee will be elected as a director if the votes cast for the nominee exceed the votes cast against the nominee. The term of any incumbent director who does not receive a majority of votes cast in an election held under the majority voting standard terminates on the earliest to occur of: (i) 90 days from the date on which the voting results of the election are certified; (ii) the date the board of directors fills the position; or (iii) the date the director resigns. If a quorum is present, the approval of the nonbinding, advisory vote on the compensation paid to our NEOs, the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2025, and the approval of any shareholder proposal, and any other matters that properly come before the meeting, require that the votes cast in favor of such actions exceed the votes cast against such actions.

Proxies and ballots will be received and tabulated by a representative of Broadridge Financial Solutions, Inc., our inspector of elections for the Annual Meeting.

APPENDIX A — NON-GAAP MEASURES

Non-GAAP financial performance measures

The Company provides certain non-GAAP financial measures in this proxy statement that are not in accordance with, or alternatives for, generally accepted accounting principles in the United States ("GAAP"). Our non-GAAP financial measures of non-GAAP operating margin and non-GAAP earnings per share ("EPS") exclude the below listed items and their related tax impacts, as we believe they do not contribute to a meaningful evaluation of the Company's future operating performance or comparisons to the Company's past operating performance. The GAAP measures most directly comparable to non-GAAP operating margin and non-GAAP EPS are operating margin and diluted net EPS, respectively.

Non-GAAP Exclusion	Rationale
Restructuring and impairment costs	Management excludes restructuring and impairment costs for reasons discussed above. These expenses are anticipated to be completed within a finite period of time.
Transaction and integration-related costs	Management excludes transaction and integration costs for reasons discussed above. Additionally, we incur certain costs associated with certain divestiture activities. The majority of these costs will be recognized over a finite period of time.
Gain on sale of assets	Management excludes the gain related to the sale of assets to Nestlé, primarily consisting of intellectual properties associated with the Seattle's Best Coffee brand, as these items do not reflect future gains or tax impacts for reasons discussed above.

The Company also presents constant currency information, including with respect to non-GAAP EPS and non-GAAP operating margin, to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present the constant currency information, current period results for entities reporting in currencies other than United States dollars are converted into United States dollars using the average monthly exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods, excluding related hedging activities. We believe the presentation of results on a constant currency basis in addition to GAAP results helps users better understand our performance, because it excludes the effects of foreign currency volatility that are not indicative of our underlying operating results.

Non-GAAP operating margin and non-GAAP EPS may have limitations as analytical tools. These measures should not be considered in isolation or as a substitute for analysis of the company's results as reported under GAAP. Other companies may calculate these non-GAAP financial measures differently than the company does, limiting the usefulness of those measures for comparative purposes.

	Year Ended				
Consolidated	Sep 29, 2024	Oct 1, 2023	Change	Constant Currency Impact	Change in Constant Currency
Operating margin, as reported (GAAP)	15.0%	16.3%	(130)bps		
Restructuring and impairment costs[1]	—	0.1			
Transaction and integration-related costs[2]	—	0.0			
Gain on sale of assets	—	(0.3)			
Non-GAAP operating margin	15.0%	16.1%	(110)bps	—bps	(110)bps
Diluted net earnings per share, as reported (GAAP)	$3.31	$3.58	(7.5)%		
Restructuring and impairment costs[1]	—	0.02			
Transaction and integration-related costs[2]	—	0.0			
Gain on sale of assets	—	(0.08)			
Income tax effect on non-GAAP adjustments[3]	—	0.02			
Non-GAAP EPS	$3.31	$3.54	(6.5)%	0.9%	(5.6)%

(1) Represents costs associated with our restructuring efforts.

(2) Fiscal year 2023 includes transaction-related expenses related to the sale of our Seattle's Best Coffee brand.

(3) Adjustments were determined based on the nature of the underlying items and their relevant jurisdictional tax rates.

Non-GAAP executive compensation measures

The Company's executive compensation program also uses certain non-GAAP financial measures as performance goals, which we refer to in this proxy statement as "adjusted net revenues," "adjusted operating income," and "adjusted EPS." Our non-GAAP financial measures of adjusted net revenues, adjusted operating income, and adjusted EPS exclude the below listed items and their related tax impacts, as we believe they do not contribute to a meaningful evaluation of the Company's future operating performance or comparisons to the Company's past operating performance for purposes of determining executive compensation. The GAAP measures most directly comparable to adjusted net revenues, adjusted operating income, and adjusted EPS are revenues, operating income, and diluted net EPS, respectively.

Non-GAAP Exclusion	Rationale
Restructuring and impairment costs	Management excludes restructuring and impairment costs for reasons discussed above. These expenses are anticipated to be completed within a finite period of time.
Transaction and integration-related costs	Management excludes transaction and integration costs, primarily amortization, of the acquired intangible assets for reasons discussed above. Additionally, we incur certain costs associated with certain divestiture activities. The majority of these costs will be recognized over a finite period of time.
Gain on sale of assets	Management excludes the gain related to the sale of assets to Nestlé, primarily consisting of intellectual properties associated with the Seattle's Best Coffee brand, as these items do not reflect future gains or tax impacts for reasons discussed above.
Tax Impacts	Management excludes certain tax impacts related to non-recurring activities.
Legal accruals and reserves	Management excludes legal accruals and reserves that are concluded to be non-recurring charges or non-recurring gains.

The Company also presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present the constant currency information, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars using the average monthly exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods, excluding related hedging activities. We believe the presentation of results on a constant currency basis in addition to GAAP results helps users better understand our performance, because it excludes the effects of foreign currency volatility that are not indicative of our underlying operating results. Adjusted net revenues, adjusted operating income, and adjusted EPS and constant currency may have limitations as analytical tools. These measures should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP. Other companies may calculate these non-GAAP financial measures differently than the Company does, limiting the usefulness of those measures for comparative purposes.

Reconciliation of revenues used in the Annual Incentive Bonus Plan

	Year Ended		
Consolidated	Sept 29, 2024	Oct 1, 2023	Oct 2, 2022
Net revenues, as reported (GAAP)	$36,176.2	$35,975.6	$32,250.3
Impact of foreign currency translation	343.5	539.0	523.3
Adjusted net revenues (non-GAAP)	$36,519.7	$36,514.6	$32,773.6

Reconciliation of operating income used in the Annual Incentive Bonus Plan

	Year Ended		
Consolidated	Sept 29, 2024	Oct 1, 2023	Oct 2, 2022
Operating income, as reported (GAAP)	$5,408.8	$5,870.8	$4,617.8
Restructuring and impairment costs[1]	—	21.8	46.0
Transaction and integration-related costs[2]	—	0.1	191.2
Gain on sale of assets	—	(91.3)	—
Non-GAAP operating income	$5,408.8	$5,801.4	$4,855.0
Legal accruals and reserves	—	15.0	—
Impact of foreign currency translation	68.6	96.2	89.7
Adjusted operating income (non-GAAP)	$5,477.4	$5,912.6	$4,944.7

Reconciliation of EPS used in the Leadership Stock Plan and in Pay versus Performance

	Year Ended			
Consolidated	Sept 29, 2024	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
Diluted net EPS, as reported (GAAP)	$3.310	$3.580	$2.830	$3.542
Restructuring and impairment costs[1]	—	0.020	0.040	0.140
Transaction and integration-related costs[2]	—	0.00	0.170	0.190[7]
Gain on sale of assets	—	(0.080)	—	—
Gain resulting from divestiture of certain Company-operated businesses and joint venture operations	—	—	(0.010)	(0.730)
Correction of prior year estimated tax expense[3]	—	—	(0.020)	—
Income tax effect on non-GAAP adjustments[4]	—	0.020	(0.050)	0.100
53rd week impact[5]	—	—	—	(0.104)
52 weeks non-GAAP EPS	$3.310	$3.540	$2.960	$3.138
Legal accruals and reserves	—	0.010	—	—
Tax benefit[6]	—	—	—	(0.061)
Impact of foreign currency translation	0.040	0.068	0.050	(0.075)
Adjusted EPS (non-GAAP)	$3.350	$3.618	$3.010	$3.002

(1) Represents costs associated with our restructuring efforts.

(2) Fiscal year 2023 includes transaction-related expenses related to the sale of our Seattle's Best Coffee brand. Fiscal year 2022 includes amortization expense of acquired intangible assets associated with the acquisition of East China as well as other expenses associated with our Russia market exit and with the sale of our Evolution Fresh business.

(3) Represents a beneficial return-to-provision adjustment related to the prior year divestiture of certain joint venture operations that also received non-GAAP treatment.

(4) Adjustments were determined based on the nature of the underlying items and their relevant jurisdictional tax rates.

(5) Starbucks fiscal year 2021 is a 53-week year instead of the usual 52 weeks. The impact of the 53rd week is reflected in the fourth quarter. The additional week is removed for comparability for purposes of this Appendix.

(6) Fiscal year 2021 included a beneficial change in United Kingdom statutory rate resulting in a tax benefit.

(7) In fiscal year 2022, the Company changed its treatment of removing certain integration costs related to the acquisitions of Starbucks Japan and East China for its non-GAAP financial measures. Integration costs, primarily related to information technology investments and compensation-related programs are deemed to be representative of ongoing operations. These integration costs remain in our non-GAAP measures. The non-GAAP measures for the year ended October 3, 2021, have been recast to reflect this change. The Company evaluated the impact of the change in treatment and determined no impact to executive compensation.

Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134

starbucks.com

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